United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date:	February 5th, 2003	By:	/s/ Jean-Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURE
Consolidated income statements
Consolidated balance sheets
Consolidated statements of cash flows
Consolidated statements of changes in shareholders’ equity
Notes to consolidated financial statements
Summary of accounting policies
Changes in the consolidated companies
Business segments
Geographical segments
Other

ALCATEL

2002 CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements for the years ended December 31, 2002, 2001 and 2000	p. 2

Consolidated balance sheets at December 31, 2002, 2001 and 2000	p. 3

Consolidated statements of cash flows for the years ended December 31, 2002, 2001 and 2000	p. 5

Consolidated statement of changes in shareholders’ equity for the years ended December 31, 2002, 2001 and 2000	p. 6

Notes to consolidated financial statements:

• Summary of accounting policies	p. 7

• Changes in the consolidated companies	P. 11

• Business segments	p. 14

• Geographical segments	p. 15

• Other	p. 25

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

		Q4 2002	Q4 2001*
	Note	(unaudited)	(unaudited)	2002	2001*	2000

	in millions of euros except per share information
Net sales	(3)	4,508	6,766	16,547	25,353	31,408
Cost of sales		(3,279)	(5,528)	(12,186)	(19,074)	(22,193)

Gross profit		1,229	1,238	4,361	6,279	9,215

Administrative and selling expenses		(647)	(893)	(2,862)	(3,773)	(4,136)
R&D costs		(562)	(713)	(2,226)	(2,867)	(2,828)

Income (loss) from operations	(3)	20	(368)	(727)	(361)	2,251

Interest expense on notes mandatorily redeemable for shares	(22)	(1)	—	(1)	—	—
Financial loss	(4)	(136)	(248)	(1,018)	(1,568)	(435)
Restructuring costs	(24)	(500)	(598)	(1,474)	(2,124)	(143)
Other revenue (expense)	(6)	(292)	(456)	(830)	(213)	623

Income (loss) before amortization of goodwill and taxes		(909)	(1,670)	(4,050)	(4,266)	2,296

Income tax	(7)	(62)	396	19	1,261	(497)
Share in net income of equity affiliates and discontinued operations	(5)	24	(16)	(107)	(16)	125

Consolidated net income (loss) before amortization of goodwill and purchased R&D		(947)	(1,290)	(4,138)	(3,021)	1,924

Amortization of goodwill	(9)	(147)	(185)	(589)	(1,933)	(576)
Purchased R&D		—	—	—	(4)	(21)
Minority interests		(25)	(23)	(18)	(5)	(3)

Net income (loss)		(1,119)	(1,498)	(4,745)	(4,963)	1,324

Ordinary Shares (A)**
Basic earnings per share	(8)	(0.93)	(1.28)	(3.99)	(4.33)	1.25
Diluted earnings per share	(8)	(0.93)	(1.28)	(3.99)	(4.33)	1.20

Alcatel tracking stock (O) (Optronics division)***
Basic earnings per share	(8)	(1.06)	(1.52)	(3.86)	(1.47)	0.14
Diluted earnings per share	(8)	(1.06)	(1.52)	(3.86)	(1.47)	0.14

*	In order to make comparisons easier, restated income statements are presented in note 2 to take into account significant changes in consolidated companies during the second half of 2001 and the first half 2002.

**	Net income per class A share for 2000 was restated to take into account the split by 5 of the nominal value of the class A shares approved by the shareholders’ meeting of May 16, 2000.

***	For 2000, net income has been taken into account from October 20, 2000, issuance date of the class O shares.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheets at December 31

ASSETS	Note	2002	2001	2000

	in millions of euros
Goodwill, net	(9)	4,597	5,257	7,043
Other intangible assets, net	(10)	312	472	504

Intangible assets, net		4,909	5,729	7,547

Property, plant and equipment	(11)	8,236	9,698	11,941
Depreciation	(11)	(5,737)	(5,496)	(7,283)

Property, plant and equipment, net		2,499	4,202	4,658

Share in net assets of equity affiliates and net assets and liabilities of discontinued operations	(12)	306	799	1,152
Other investments and miscellaneous, net	(13)	975	1,169	3,327

Investments and other financial assets		1,281	1,968	4,479

TOTAL FIXED ASSETS		8,689	11,899	16,684

Inventories and work in progress	(15)	2,329	4,681	7,415

Trade receivables and related accounts net	(16)	4,716	8,105	10,659
Other accounts receivable net	(17)	4,037	6,851	5,160

Accounts receivable		8,753	14,956	15,819

Marketable securities, net*	(18)	716	490	443
Cash (net)		5,393	4,523	2,617

Cash and cash equivalents*		6,109	5,013	3,060

TOTAL CURRENT ASSETS		17,191	24,650	26,294

TOTAL ASSETS		25,880	36,549	42,978

*	Cash and cash equivalent as of December 31, 2002 includes in the marketable securities net line item, listed securities amounting to € 44 million. Without listed securities, cash and cash equivalent amounts to € 6,065 million as indicated in the consolidated statements of cash flows.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

LIABILITIES AND SHAREHOLDERS' EQUITY
		2002		2001	2000*

	Note	Before	After*	After	After
		Appropriation		Appropriation	Appropriation

	in millions of euros
Capital stock (Euro 2 nominal value: 1,239,193,498 class A shares and 25,515,000 class O shares issued at December 31, 2002 ; 1,215,254,797 class A shares and 25,515,000 class O shares issued at December 31, 2001 and 1,212,210,685 class A shares and 16,500,000 class O shares at December 31, 2000)		2,529	2,529	2,481	2,457
Additional paid-in capital		9,573	9,573	9,565	9,558
Retained earnings		(333)	(5,078)	(389)	4,719
Cumulative translation adjustments		(283)	(283)	(185)	(350)
Net income		(4,745)	—	—	—
Less treasury stock at cost		(1,734)	(1,734)	(1,842)	(2,023)

SHAREHOLDERS’ EQUITY	(20)	5,007	5,007	9,630	14,361

MINORITY INTERESTS	(21)	343	343	219	435

OTHER EQUITY
Notes mandatorily redeemable for shares	(22)	645	645	—	—

Accrued pension and retirement obligations	(23)	1,016	1,016	1,120	1,292
Other reserves (a)	(24)	3,301	3,301	4,154	3,005

TOTAL RESERVES FOR LIABILITIES AND CHARGES		4,317	4,317	5,274	4,297

Bonds and notes issued		5,325	5,325	5,969	4,972
Other borrowings		458	458	1,706	2,418

TOTAL FINANCIAL DEBT	(25)	5,783	5,783	7,675	7,390
(of which medium and long-term portion)		4,687	4,687	5,879	5,577

Customers’ deposits and advances	(26)	1,482	1,482	1,693	1,560
Trade payables and related accounts (a)		4,162	4,162	5,080	6,393
Debts linked to bank activity	(27)	246	246	660	932
Other payables	(28)	3,895	3,895	6,318	7,610

TOTAL OTHER LIABILITIES		9,785	9,785	13,751	16,495

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		25,880	25,880	36,549	42,978

*	See note 19.

(a)	Accrued contract costs previously under the line “accrued contracts costs and other reserves” have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

	Nine months
	2002	Q4 2002
	(unaudited)	(unaudited)	2002	2001	2000

	in millions of euros
Cash flows from operating activities
Net income (loss)	(3,626)	(1,119)	(4,745)	(4,963)	1,324
Minority interests	(7)	25	18	5	3
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
- Depreciation and amortization, net	739	271	1,010	1,279	1,189
- Amortization and depreciation of goodwill and purchased R&D	442	147	589	1,937	597
- Net allowances in reserves for pension obligations	8	(11)	(3)	41	24
- Changes in valuation allowances and other reserves, net	1,374	(16)	1,358	2,001	(32)
- Net (gain) loss on disposal of non-current assets	(413)	126	(287)	(943)	(915)
- Share in net income of equity affiliates (net of dividends received)	214	(26)	188	88	(47)

Working capital provided (used) by operations	(1,269)	(603)	(1,872)	(555)	2,143

Net change in current assets and liabilities:
- Decrease (increase) in inventories	1,244	756	2,000	1,186	(3,330)
- Decrease (increase) in accounts receivable	3,103	333	3,436	1,407	(1,192)
- Decrease (increase) in advances and progress payments	3	107	110	(99)	74
- Increase (decrease) in accounts payable and accrued expenses	(1,038)	(46)	(1,084)	(925)	898
- Increase (decrease) in customers deposits and advances	(279)	106	(173)	153	424
- Increase (decrease) in other receivables and debts	136	170	306	(622)	(262)

Net cash provided (used) by operating activities (a)	1,900	823	2,723	545	(1,245)

Cash flows from investing activities
Proceeds from disposal of fixed assets	236	44	280	182	107
Capital expenditures	(399)	(91)	(490)	(1,748)	(1,834)
Decrease (increase) in loans (b)	(720)	(119)	(839)	299	(962)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(206)	13	(193)	(743)	(834)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	797	16	813	3,627	1,579

Net cash provided (used) by investing activities	(292)	(137)	(429)	1,617	(1,944)

Net cash flows after investment	1,608	686	2,294	2,162	(3,189)

Cash flows from financing activities
Increase (decrease) in short-term debt	(1,192)	(277)	(1,469)	(1,401)	(889)
Proceeds from issuance of long-term debt	—	645	645	1,744	2,565
Proceeds from issuance of shares	8	—	8	8	1,490
Dividends paid	(269)	(7)	(276)	(567)	(508)

Net cash provided (used) by financing activities	(1,453)	361	(1,092)	(216)	2,658

Net effect of exchange rate changes	(67)	(83)	(150)	7	(4)

Net increase (decrease) in cash and cash equivalents	88	964	1,052	1,953	(535)

Cash and cash equivalents at beginning of year	5,013	5,101	5,013	3,060	3,595

Cash and cash equivalents at end of year without listed securities	5,101	6,065	6,065	5,013	3,060

Operational cash flows (a) + (b) = Net cash provided (used) by operating activities + Decrease (increase) in loans (b)	1,180	704	1,884	844	(2,207)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in shareholders’ equity

									Treasury
	Number	Number				Exchangeable	Cumulative		stock
	of shares	of shares		Additional		shares Alcatel	translation	Net	owned by	Share-
	outstanding	outstanding	Capital	paid-in	Retained	Networks	adjust-	Income	consolidated	holders'
Note	class A	class O	stock	capital	earnings	Corp.	ments	(loss)	subsidiaries	equity

	in millions of euros
Balance at December 31, 1999 after appropriation	185,611,973		1,999	7,025	4,315		(570)	—	(1,237)	11,532
Split by 5 of the nominal value of (20a) the share	928,059,865
Capital increase linked to the acquisition of Genesys	33,683,865		68	1,368						1,436
Capital increase linked to the acqui-sition of Alcatel Networks Corporation	104,083,459		208	5,013						5,221
Issuance of shares for Alcatel Networks Corporation stock options and warrants	23,880,728		48	1,149					(1,197)	—
Issuance of class O shares		16,500,000	33	1,315						1,348
Other capital increase	5,075,879		10	146						156
Exchangeable shares Alcatel Networks Corporation	46,010,519		91			2,217				2,308
Acquisition of Genesys				(1,368)	(320)					(1,688)
Acquisition of Alcatel Networks Corp.				(5,013)	(2,354)					(7,367)
Net change in treasury stock owned by consolidated subsidiaries	(7,520,814)				185				411	596
Additional effect relating to adoption of new methodology (regulation 99-02)				(77)						(77)
Other adjustment					(64)					(64)
Translation adjustment							220			220
Net income								1,324		1,324
Appropriation of net income					740			(1,324)		(584)

Balance at December 31, 2000 after appropriation	1,133,273,501	16,500,000	2,457	9,558	2,502	2,217	(350)	—	(2,023)	14,361

Capital increase linked to the acquisition of Kymata	2,200,000	9,015,000	22	72						94
Other capital increase	844,112		2	11*						13
Exchangeable shares Alcatel Networks Corporation					1,394	(1,394)				—
Acquisition of Kymata				(76)						(76)
Net change in treasury stock of class O shares owned by consolidated subsidiaries		(11,655)			(10)					(10)
Net change in treasury stock of class A shares owned by consolidated subsidiaries	10,505,542				93				181	274
Other adjustment					(31)					(31)
Translation adjustment							165			165
Net income (loss)								(4,963)		(4,963)
Appropriation of net income					(5,160)			4,963		(197)

Balance at December 30, 2001 after appropriation	1,146,823,155	25,503,345	2,481	9,565	(1,212)	823	(185)	—	(1,842)	9,630

Capital increase linked to the (20c) acquisition of Astral Point	8,783,396		18	126						144
Capital increase linked to the (20c) acquisition of Telera	15,147,728		30	49						79
Other capital increase(20c)	7,577		—	8						8
Exchangeable shares Alcatel Networks Corporation					573	(573)				—
Acquisition of Astral Point				(126)	(36)					(162)
Acquisition of Telera				(49)	(11)					(60)
Net change in treasury stock of(20f) class A shares owned by consolidated subsidiaries	5,715,418				(7)				108	101
Other adjustment**					110					110
Translation adjustment							(98)			(98)
Net income (loss)								(4,745)		(4,745)
Balance at December 31, 2002 before appropriation	1,176,477,274	25,503,345	2,529	9,573	(583)	250	(283)	(4,745)	(1,734)	5,007
Allocation of net income					(4,745)			4,745		—
Balance at December 30, 2002 after allocation	1,176,477,274	25,503,345	2,529	9,573	(5,328)	250	(283)	—	(1,734)	5,007

*	Of which € 13 million related to a capital increase and € (2) million of expenses for the issuance of class O shares carried out in 2000.

**	Relating mainly from the follow-up of opening balance sheet of companies acquired according to “pooling of interest” accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02), from the implementation as of January 1, 2002 of regulation n°00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable” and from the consolidation of Alcatel Shanghai Bell which had been previously accounted for under the equity method.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Notes to consolidated financial statements

Note 1
Summary of accounting policies

Since January 1, 1999, the consolidated financial statements of Alcatel and its consolidated subsidiaries (“Alcatel” or the “Group”) are presented in accordance with the “Principles and accounting methodology relative to consolidated financial statements” regulation 99-02 of the “Comité de Réglementation Comptable” approved by decree dated June 22, 1999.

From January 1, 2002, Alcatel has applied the regulation n°00-06, regulation on liabilities, approved by the “Comité de la Réglementation Comptable”. This application as at January 1, 2002 did not have an impact on Alcatel’s financial position.

a) Consolidation methods

Companies over which the Group has control are fully consolidated.

Companies over which the Group has a joint control are accounted for under proportionate consolidation.

Companies over which the Group has a significant influence (“equity affiliates”) are accounted for under the equity method. Significant influence is generally assumed when the Group’s interest is more than 20%.

All significant intra-group transactions are eliminated.

The banking subsidiary of Alcatel is fully consolidated. Banking operating income is included in financial income.

b) Business combinations

For the first consolidation of a controlled company, assets and liabilities of the acquired company are accounted for at their fair value in accordance with regulation 99-02. Any difference between the fair value and the carrying value is accounted for, including minority interest and not only the Group interest (entity theory). Any residual difference is recorded as goodwill (see note 1f).

As an exception to the above described rule and in accordance with the paragraph 215 of regulation 99-02, in the case that:

•	the acquisition is carried out in one transaction and concerns at least 90% of the capital of the acquired company,

•	the acquisition is paid in capital stock of a consolidated company,

•	the agreement does not provide for a payment in cash higher than 10% of the total amount of the capital stock issued,

•	the substance of the agreement remains consistent for the two years following the acquisition, with the above conditions.

then assets and liabilities of the acquired company are maintained at their carrying value adjusted to Group’s accounting methods, at the date of the acquisition; the difference between this value and the acquisition cost of the shares remains in shareholders’ equity.

The main acquisitions accounted for using this “pooling of interest” method are described in note 9 on goodwill and were restated in the Group’s financial statements established according to the U.S. accounting standards (US GAAP financial statements) and published in a document “Form 20F”.

Under US GAAP, these acquisitions have been accounted for under the purchase method and specific goodwill have been booked, some of which are subject to significant impairments according to the application of SFAS142. For more details refer to the financial report.

c) Translation of financial statements denominated in foreign currencies

The balance sheets of non-French consolidated subsidiaries are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in shareholders’ equity under the line item “Cumulative translation adjustment”.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

d) Translation of foreign currency transactions

Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, foreign currency receivables and payables are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement.

Exchange gains or losses on foreign currency borrowings that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the line item “Cumulative translation adjustment”.

e) Research and development expenses

These are recorded as expenses for the year in which they are incurred, except for:

•	Software development costs that are included in intangible assets, when they strictly comply with the following criteria:

•	the project is clearly defined, and costs are separately identified and reliably measured;

•	the technical feasibility of the software is demonstrated;

•	the software will be sold or used in-house;

•	a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and

•	adequate resources required for completion of the project are available,

Software development costs are amortized as follows:

•	in case of internal use over their probable service lifetime,

•	in case of external use according to prospects for sale, rental or other forms of distribution.

The amortization corresponds to the greater of either the cumulative amounts using straight-line amortization or the cumulative amounts based on the above mentioned criteria.

•	Recoverable amounts disbursed under the terms of contracts with customers, which are included in work-in-progress on long-term contracts.

In connection with the treatment of acquisitions, Alcatel may allocate a significant portion of the purchase price to in-process research and development projects. As part of the process of analyzing these acquisitions, Alcatel may make the decisions to buy technology that had not yet been commercialized rather than develop the technology internally. Alcatel bases these decisions on factors such as the probability of significant delays or failure of new development that can jeopardize the ability of Alcatel to keep pace with the rapid technological advances in the telecommunications/data networking industry.

In estimating the fair value of in-process research and development for acquisitions, Alcatel may consider present value calculations of income, project’s accomplishments and remaining outstanding items, the overall contributions of the project, as well as the project’s risks.

The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel and its competitors. Future net cash flows from such projects are based on management’s estimates of cost of sales, operating expenses and income taxes from such projects.

The value assigned to purchased in-process research and development is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on consideration of Alcatel’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

If as of the date of an acquisition, research and development projects have not yet reached technological feasibility and the research and development in progress has no alternative future use, the value allocated to these projects is immediately expensed at acquisition.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

f) Intangible and tangible assets

Whenever events or changes in market conditions indicate a risk of impairment of intangible assets (excluding goodwill) and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their fair value.

Whenever such review indicates that fair values are lower than carrying amounts, the Group further considers the effect of possible business strategies, such as restructuring plans of involved companies, on its future cash flows. If necessary, a reserve of these intangible assets and plant, property and equipment is accounted for to reduce their carrying amount to fair value, as measured by discounted forecasted operating cash flow or market value if any.

Goodwill

Goodwill is amortized using the straight-line method over a period, determined for each transaction, which does not exceed twenty years. Following the significant degradation of the Group’s market capitalization during 2002 and the deterioration of the telecommunications sector, all goodwill have been tested for impairment as of December 31, 2002. The impairment test was based on a comparison between the fair value and the net assets carrying value (including goodwill) of the business divisions. These fair values were mainly determined using pre-tax discounted cash flows over 5 years and a discounted terminal value. The discount rate used was 11%.

Assumptions used concerning sales growth and terminal values are reasonable and in line with market data available for each business division. This method is very similar to the step 1 of the impairment test as defined in SFAS 142 (see financial report).

This impairment test was performed as of January 1, June 30 and December 31, 2002 and leads to account for an exceptional goodwill amortization charge of € 142 million in 2002 (see note 9)

Other intangible assets

Software reported as intangible assets are either acquired or created for internal use or master software for those intended for sale to customers. For master software, copies of which will be sold, only research and development costs related to the production phase (programming, coding, test and test sets) are capitalized. Software is depreciated using the straight-line method over no more than 5 years.

Property, plant and equipment

Property, plant and equipment are valued at historical cost for the Group (excluding any revaluation). Depreciation is generally calculated over the following useful lives:

Industrial buildings, plant and equipment
• buildings for industrial use	20 years
• infrastructure and fixtures	10-20 years
• equipment and tools	5-10 years
• small equipment and tools	3 years
Buildings for administrative and commercial use	20-40 years

Depreciation expense is determined using the straight-line method.

Fixed assets acquired through capital lease arrangements or long-term rental arrangements that transfer substantially all of the benefits and risks of ownership to the Group are capitalized.

g) Investments

Investments are stated at the lower of historical cost (excluding revaluations) or fair value (market value for investments in listed companies), and are assessed investment by investment according to their value in use for Alcatel.

h) Inventories

Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted-average price basis.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

i) Pension and retirement obligations

In accordance with the laws and practices of each country, the Group participates in employee benefit plans by offering early retirement benefits and special termination benefits. For defined benefit pension plans, in order to harmonize the procedure throughout the Group, liabilities and prepaid expenses are determined as follows :

•	using the Projected Unit Credit Method (with projected final salary) ;

•	recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

j) Reserves for restructuring

Reserves for restructuring costs are provided when the restructuring programs have been finalized and approved by Group management and have been announced before the closing date of the financial statements, resulting in an obligation of the Group to third parties. Such costs primarily relate to severance payments, early retirement of employees, costs for notice periods not worked, training costs of terminated employees, and other costs linked to the shut down of facilities. Write-off of fixed assets, inventories and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs.

k) Deferred taxation

Deferred income taxes are computed under the liability method for all timing differences arising between taxable income and consolidated balance sheet, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change was decided.

Provisions are made for taxes on proposed dividends to be distributed by subsidiaries. No provision is made for taxes payable on undistributed retained earnings.

Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

Due to the difficulty in determining the period in which certain material temporary differences are likely to reverse, tax assets and liabilities are not discounted.

To assess the ability of the Group to recover tax assets, the following elements have been taken into account:

•	part of one time exceptional charges included in past tax losses,

•	historical data concerning recent years tax results,

•	under-valued assets which the Group intends to dispose of,

•	forecasts of future tax results.

l) Net sales

Net sales include sales and revenues net of value added taxes (VAT). Revenues other than those related to other than long-term contract are recognized upon shipment to customers that transfers risk and reward of ownership.

m) Long term contracts

Revenues and gross margin related to long term contract are recognized on a percentage-of-completion basis, generally determined following the contractual clauses of the property transfer (customer’s acceptance) or following technical criteria such as compliance of the service carried out.

Work in progress on long term contracts is stated at production cost, excluding administrative and selling expenses.

Partial payments received on long term contracts are accounted for as customers’ deposits and advances.

n) Income from operations

Income from operations includes gross margin, administrative and selling expenses, research and development expenses (note 1e), pension costs (without financial component, note 1i) and employee profit sharing. Income from operations is calculated before interest expenses on notes mandatorily redeemable for shares, financial income (loss), restructuring costs, other revenues and expenses, income tax, share in net income of equity affiliates and amortization expenses of goodwill.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

o) Financial income

Financial income includes interest charges and income, dividends received from unconsolidated companies, reserves for investments in unconsolidated companies, marketable securities and other financial assets, net exchange gain (loss) (excluding hedging of commercial transactions), financial component of the pension costs and other financial expenses and income (capital gain/loss on marketable securities disposal for example).

p) Other revenue and expense

Other revenue and expense includes capital gain/loss on share disposals and tangible and intangible asset disposals, non-recurring expenses and revenues linked to usual business, that are exceptional in terms of materiality and frequency, and extraordinary expenses and revenues.

q) Structure of consolidated balance sheet and statement of cash flows

Most of the Group’s activities in the various business segments involve long-term operating cycles. As a result, the consolidated balance sheet combines trading assets (inventories and work in progress, accounts receivable) and trading liabilities (reserves for liabilities and charges, customers’ deposits and advances, trade payables and other payables) without distinction between the amounts due less than one year and due more than one year.

r) Financial instruments

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and metal prices. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

s) Cash flow

The cash and cash equivalents detailed in the consolidated statements of cash flows, includes cash as well as short term investments, that are readily convertible to fixed amounts of cash. Investments in listed securities are excluded from cash and cash equivalents as well as bank accounts restricted in use other than restrictions due to the regulation applied in a specific country or sector of activities (exchange control...).

Bank overdrafts considered as financing are also excluded from cash and cash equivalents.

Cash and cash equivalents in the balance sheet corresponds to the cash and cash equivalents defined above, including listed securities accounted for in marketable securities.

t) Marketable securities

Marketable securities are valued at the lower of cost or market value.

Note 2
Changes in the consolidated companies

The main changes for 2002 in the consolidated companies are as follows :

•	At the end of December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of Alcatel’s European enterprise distribution activities to Platinum. The disposal was completed during the second quarter 2002.

•	Early April 2002, Alcatel finalized its acquisition of Astral Point Communications Inc, a US company and front-runner in next-generation SONET Metro Optical Systems. All outstanding shares and rights to acquire shares of Astral Point Communications Inc were exchanged for Alcatel Class A American Depositary Shares (ADSs) representing 8.8 million of Alcatel Class A shares, for an acquisition price of € 144 million. This company is consolidated from April 1, 2002.

•	Alcatel and STMicroelectronics signed, mid-April 2002, a memorandum of understanding relating to the disposal of Alcatel’s microelectronic activities to STMicroelectronics for € 390 million. As part of this transaction, the two companies intend to enter into cooperation for the joint development of DSL chip-sets that also be made available to the open market. The disposal was completed at the end of June 2002.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

•	In July 2002, Alcatel acquired control of Alcatel Shanghai Bell through the acquisition of an additional stake. The Group now owns 50% of the capital stock plus one share. This subsidiary, previously accounted for under the equity method, is fully consolidated from July 1, 2002.

•	In August 2002, Alcatel completed the acquisition of the Telera Corporation. Telera’s patented Voice Web software platform uses voice extensible markup language (VoiceXML) to enable service providers and enterprises to develop advanced voice applications that transform the telephone into a powerful tool to access Web-based information. All outstanding shares and rights to acquire shares of Telera Corp were exchanged for 15.5 million of Alcatel Class A American Depositary Shares (ADSs) for an acquisition price of € 79 million. This company is consolidated from August 1, 2002

•	In September 2002, Alcatel sold 10.3 million Thales shares, based on the modification of an agreement signed in 1998 between Alcatel and Groupe Industriel Marcel Dassault. Upon the closing of the transaction, Alcatel’s shareholding in Thales decreased from 15.83% to 9.7%. Alcatel confirms its position as the number one private shareholder of Thales, with three seats on Thales’ board of directors. Alcatel still accounts for Thales using the equity method.

•	In October 2002, Alcatel sold 1.5 million Nexans shares. Alcatel no longer has a significant influence on this company, and therefore the remaining securities were reclassified as marketable securities.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The main changes for 2001 in the consolidated companies are as follows:

•	Early February 2001, Alcatel and Marconi PLC jointly sold part of their respective 24% stakes in French industrial group Alstom. Following this disposal, Alcatel’s stake in Alstom amounted to 5.7%. Consequently, Alstom is no longer accounted for under the equity method beginning January 1, 2001. In June 2001, Alcatel sold its remaining interest.

•	In June 2001, Alcatel made an Initial Public Offering for a significant part of its cables and components business (Nexans activity) for € 27 per share for 20,125,000 shares. From January 1, 2001 until June 30, Nexans is accounted for under the equity method (at 100%); the effect of the disposal is taken into account as of June 30. From July 1, 2001 to the date on which such shares were reclassified as marketable securities, Nexans is accounted for under the equity method at the held interest of 20%.

•	In June 2001, Thomson Multimédia and Alcatel signed a memorandum of understanding for the transfer of Alcatel’s DSL modem activity to Thomson Multimédia. This activity was no longer consolidated in Alcatel’s accounts from July 1, 2001 and its results is presented, from this date until the date of the disposal (end of December 2001), in “other revenue (expense)”.

•	In July 2001, Alcatel acquired the remaining 48.83% stake in Alcatel Space held by Thales, bringing its ownership of Alcatel Space to 100%. The transaction price was € 795 million, paid half in cash and half in Thales shares. After this transaction, Alcatel’s stake in Thales decreased from 25.29% to 20.03%.

•	Alcatel Optronics completed, in September 2001, the acquisition of Kymata Ltd, a Scottish company, involved in planar technology for high-end passive optical components. All outstanding shares of Kymata Ltd have been converted into 9 million of Alcatel class O shares and 2.2 million of Alcatel class A shares. Based on average market prices before closing, the transaction price was € 95 million. This company is consolidated from the end of September 2001.

•	In November 2001, Alcatel disposed of 7 million of Thales shares, bringing its interest to 15.83%. This transaction had no impact on the shareholders agreements signed in 1998. Joint technical cooperation agreements continued to be implemented by the two companies. Consequently, Thales remained accounted for under the equity method after the transaction.

•	In December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of the Alcatel distribution business in Europe. This business has a headcount of 6,500.

In order to make comparisons easier, unaudited restated income statements are presented to take into account significant changes in consolidated companies since June 30, 2001:

•	the Nexans activity is accounted for under the equity method at 100% from January 1, 2001 to June 30, 2001 and at the holding rate from July 1, 2001 to the date on which such shares were reclassified as marketable securities.

•	the DSL modem activity is booked in income of discontinued operations until the date of the disposal (December 2001),

•	European enterprise distribution activities have been booked in income of discontinued operations for 2001,

•	microelectronics activities have been booked in income of discontinued operations for 2001.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

		Q4 2001 pro		2001	2000
	Q4 2002	forma		pro forma	pro forma
	(unaudited)	(unaudited)	2002	(unaudited)	(unaudited)

		(in millions of euros)
Net sales	4,508	6,350	16,547	23,845	24,692
Cost of sales	(3,279)	(5,267)	(12,186)	(17,987)	(16,594)

Gross profit	1,229	1,083	4,361	5,858	8,098

Administrative and selling expenses	(647)	(806)	(2,862)	(3,392)	(3,277)
R&D costs	(562)	(698)	(2,226)	(2,794)	(2,739)

Income from operations	20	(421)	(727)	(328)	2,082

Interest expenses on notes mandatorily redeemable for shares	(1)	—	(1)		—
Financial income (loss)	(136)	(241)	(1,018)	(1,546)	(394)
Restructuring costs	(500)	(567)	(1,474)	(2,022)	(113)
Other revenue (expense)	(292)	(390)	(830)	(130)	623

Income before amortization of goodwill and taxes	(909)	(1,619)	(4,050)	(4,026)	2,198

Income tax	(62)	403	19	1,271	(465)
Share in net income of equity affiliates	24	(74)	(107)	(267)	172

Consolidated net income before amortization of goodwill	(947)	(1,290)	(4,138)	(3,022)	1,905

Purchased R&D	(147)	(185)	(589)	(1,932)	(562)
Amortization of goodwill	—	—	—	(4)	(21)
Minority interests	(25)	(23)	(18)	(5)	2

Net income	(1,119)	(1,498)	(4,745)	(4,963)	1,324

Ordinary Shares (A)
Basic earnings per share (in euros)	(0.93)	(1.28)	(3.99)	(4.33)	1.25
Diluted earnings per share (in euros)	(0.93)	(1.28)	(3.99)	(4.33)	1.20
Alcatel tracking stock (O) (Optronics division)*
Basic earnings per share (in euros)	(1.06)	(1.52)	(3.86)	(1.47)	0.14
Diluted earnings per share (in euros)	(1.06)	(1.52)	(3.86)	(1.47)	0.14

*	Net income taken into account for 2000 from October 20, 2000, issuance date of the O shares.

Note 3
Information by business segment and by geographical area

a) Information by business segment

The tables below break down information by business segment as follows:

•	Carrier Networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.

•	Optics: terrestrial and submarine transmission, optronics, optical fiber.

•	E-business: PBX, corporate networking.

•	Space and Components : mobile components, power systems and mechanical components for telecom systems, satellites, batteries.

•	Other : includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The reporting segment follows the same accounting policies used for the company’s consolidated financial statements and described in the summary of significant accounting policies. Profit and loss used for each reportable segment is measured using “income from operations”.

	Carrier			Space and		Total
	Networking	Optics	E-business	Components	Other	Group

	in millions of euros except for number of staff
2002
Sales
- segments	8,191	3,504	2,268	2,991	22	16,976
- between segments	(56)	(32)	(21)	(320)	—	(429)
Net sales	8,135	3,472	2,247	2,671	22	16,547
Income from operations*	214	(839)	(95)	135	(142)	(727)
Depreciation of property, plant and equipment	317	322	43	109	(4)	787
Changes in operational reserves	(533)	(223)	(52)	(54)	—	(862)
(current assets and accrued contract costs)
Capital expenditures	87	130	16	89	18	340
Property, plant and equipment	783	1,106	80	497	33	2,499
Inventories and work in progress	997	854	58	420	—	2,329
Other current assets from operations (a)	2,790	953	283	928	96	5,050
Total assets from operations	4,570	2,913	421	1,845	129	9,878
Staff	37,259	15,017	6,139	16,835	690	75,940

*	For 2002, due to their unusual amounts, reserves on receivables, non recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 6).

(a) Total current assets from operations for reportable segments	5,050
Eliminations of inter-segment operations	(187)

Total consolidated trade receivables and advances	4,863

	Carrier			Space and		Total
	Networking	Optics	E-business	Components	Other	Group

		in millions of euros except for number of staff
2001 (unaudited)
Sales
- segments	11,088	7,540	2,345	3,684	23	24,680
- between segments	(151)	(105)	(44)	(535)	—	(835)
Net sales	10,937	7,435	2,301	3,149	23	23,845
Income from operations*	(116)	145	(522)	155	10	(328)
Depreciation of property, plant and equipment	373	354	90	132	8	957
Changes in operational reserves	(61)	423	(35)	13	(88)	252
(current assets and accrued contract costs)
Capital expenditures	307	901	51	176	2	1,437
Property, plant and equipment	1,150	2,051	138	696	44	4,079
Inventories and work in progress	1,808	2,061	135	501	—	4,505
Other current assets from operations (a)	3,736	2,622	428	1,291	102	8,179
Total assets from operations	6,694	6,734	701	2,488	146	16,763
Staff	44,265	19,936	7,777	19,074	712	91,764

*	For 2001, due to their unusual amounts, reserves on receivables, non recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 6).

(a) Total current assets from operations for reportable segments	8,179
Eliminations of inter-segment operations	(263)

Total consolidated trade receivables and advances	7,916

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

	Carrier			Space and		Total
	Networking	Optics	E-business	Components	Other	Group

	in millions of euros except for number of staff
2000 restated (unaudited)
Sales
- segments	11,222	7,110	3,264	3,793	61	25,450
- between segments	(17)	(108)	(9)	(599)	(25)	(758)
Net sales	11,205	7,002	3,255	3,194	36	24,692
Income from operations	779	856	140	269*	38	2,082
Depreciation of property, plant and equipment	333	257	97	154	14	855
Changes in operational reserves	184	2	147	(70)	—	263
(current assets and accrued contract costs)
Capital expenditures	371	599	151	189	14	1,324
Property, plant and equipment	1,162	1,309	334	792	115	3,712
Inventories and work in progress	2,654	2,374	697	515	—	6,240
Other current assets from operations (a)	4,020	3,270	615	1,606	121	9,632
Total assets from operations	7,836	6,953	1,645	2,913	236	19,583
Staff	48,628	22,432	9,409	24,040	697	105,206

*	For 2000, due to its unusual amount, the reserve on receivable (€ 25 million) Globalstar has been classified under the line “other income and expenses”.

(a) Total current assets from operations for reportable segments	9,632
Nexans’ operational assets	1,012
Eliminations of inter-segment operations	(304)

Total consolidated trade receivables and advances	10,340

b) Information by geographical segment

			Rest of		United	Rest of	Conso-
	France	Germany	Europe	Asia	States	world	lidated

			in millions of euros except for number of staff
2002
Net sales
- by subsidiary location	6,014	1,485	3,313	1,791	2,628	1,316	16,547
- by geographical market	2,379	1,225	4,733	3,139	2,553	2,518	16,547
Income from operations	(368)	(33)	(238)	104	(345)	153	(727)
Property, plant and equipment, net	849	252	699	166	396	137	2,499
Total Assets	13,777	1,320	4,482	2,306	2,913	1,082	25,880
Staff	25,381	8,561	19,995	8,960	7,715	5,328	75,940
2001 restated (unaudited)
Net sales
- by subsidiary location	7,585	2,275	4,680	1,848	4,995	2,462	23,845
- by geographical market	3,596	1,764	6,152	3,312	4,851	4,170	23,845
Income from operations	(217)	230	84	89	(594)	80	(328)
Property, plant and equipment, net	1,175	364	1,113	88	1,041	297	4,079
Total Assets	16,875	1,741	7,785	1,404	5,588	2,543	35,936
Staff	28,647	11,490	24,772	5,090	11,491	10,274	91,764
2000 restated (unaudited)
Net sales
- by subsidiary location	8,426	1,674	4,782	900	6,309	2,601	24,692
- by geographical market	3,271	1,700	6,966	2,078	5,945	4,733	24,692
Income from operations	643	145	622	92	420	160	2,082
Property, plant and equipment, net	1,063	338	804	85	1,054	367	3,712
Total Assets	15,541	1,862	8,648	1,069	8,020	3,441	38,581
Staff	30,144	12,207	26,463	4,691	17,298	14,403	105,206

The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 4
Financial income (loss)

	Q4 2002 (unaudited)	2002	2001	2000

		in millions of euros
Net interest (expense) income	(39)	(159)	(278)	(235)
Dividends	(2)	9	47	37
Provision for depreciation of investments (a)	(34)	(669)	(1,228)	(175)
Net exchange gain (loss)	(21)	(82)	(118)	(51)
Financial component of the pension costs	(17)	(70)	(61)	(33)
Other financial items (net)	(23)	(47)	70	22

Net financial income (loss)	(136)	(1,018)	(1,568)	(435)

(a)	- Of which € (80) millions and € (114) million represent depreciation of the assets held related to Globalstar’s activities for 2001 and 2000 respectively.

- € (480) million and € (171) million, respectively, for reserves to cover guarantee and customers credits in 2002 and 2001.

- € (820) million of reserves taken in conjunction with financial investments in 2001.

Note 5
Equity affiliates and disposed of or discontinued operations

Income statement	Q4 2002 (unaudited)	2002	2001	2000

		in millions of euros
Share of net income equity affiliates*	24	(75)	(16)	125
Income of disposed operations**	—	(32)	—	—

Total	24	(107)	(16)	125

*	For 2002, € (79) million related to the actual share in net income of Thales since an estimated figure had been included in the 2001 full year results. From January 1, 2002, share in net income of Thales is taken into account only after the publication of their financial statements. 2002 information for Thales was not available at the closing date of Alcatel’s financials so that no share net in income of Thales is taken into account in the 2002 second semester income statement.

**	Disposed operations are described in note 2.

The income statement of disposed operations for 2002 is as follows:

	Q4 2002 (unaudited)	2002

Net sales	—	318
Costs of sales	—	(257)

Gross margin	—	61

Administrative and selling expenses	—	(82)

Income from operations	—	(21)

Net income (loss)	—	(32)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 6
Other revenue (expense)

	Q4 2002 (unaudited)	2002	2001	2000

		in millions of euros
Net capital gains (loss) on disposal of tangible assets	6	(9)	42	9
Net capital gains (loss) on disposal of shares*	(132)	296	901	905

Net capital gains (loss) on disposal of assets	(126)	287	943	914

Write off of trade receivables and inventories**	(63)	(548)	(455)	—
Write off of other assets***	(124)	(473)	(141)	—
Cost linked to the termination or disposal of activities****	(2)	(2)	(302)	(224)
Other financial revenue (expense)	9	(1)	(146)	—
Other	14	(93)	(112)	(67)

Other revenue (expense)	(166)	(1,117)	(1,156)	(291)

Total	(292)	(830)	(213)	623

* of which:
- disposal of Abatis shares	—	—	—	132
- disposal of Alstom shares	—	1	122	—
- disposal of Vivendi, Société Générale, Thales and Thomson Multimedia shares	—	261	467	714
- Nexans securities	(9)	(22)	(692)	—
- disposal of Alcatel Microelectronics shares	—	221	—	—
- miscellaneous (less than € 100 million of net value each)	(123)	(164)	4	59
** of which:
- related to the Carrier networking segment	(31)	(90)	(110)	—
- related to the Optic segment	(14)	(440)	(345)	—
- related to the e-Business segment	—	—	—	—
- related to the Space and Components segment	(18)	(18)	—	—
*** of which:
- impairment of fixed assets in Optical segment	(98)	(394)	—	—
**** of which:
- stop of the LMDS activity	—	—	(32)	(224)
- disposal of CPE activities	1	10	(166)	—
- write off on acquired technologies	—	(9)	(82)	—
- miscellaneous	(3)	(3)	(22)	—

Note 7
Income tax

a) Analysis of income tax (benefit) charge

	Q4 2002 (unaudited)	2002	2001	2000

		in millions of euros
Current income tax charge	(1)	(283)	151	638
Deferred income tax charge (credit), net	63	264	(1,412)	(141)

Income tax (benefit) charge	62	(19)	(1,261)	497

Due to the choice taken to carry-back tax losses, for instance in France, a current income tax profit has been recorded during the 2002 exercise (see Note 29b) of which the counterpart is a charge in deferred income tax.

Given income expectations and local tax regulations, in the second quarter 2002 the Group extended the scope of countries where deferred tax assets are no longer recorded.

These two evolutions explain why there was a deferred income tax charge at the end of December 2002 of € 0.3 billion, to compare to a deferred income tax benefit of more than € 1.4 billion for the same period of the previous financial year.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b) Effective income tax rate

The effective benefit or charge income tax can be analyzed as follows:

	2002	2001	2000

	in millions of euros except for percentage
Income before taxes, share in net income of equity affiliates, amortization of goodwill and purchased R&D	(4,050)	(4,266)	2,296

Average income tax rate	35.6%	34.7%	34.4%

Expected tax	(1,442)	(1,480)	790

Impact of:
- reduced taxation of certain revenues*	(5)	(92)	(160)
- (utilization) unrecognized tax loss carry forwards	1,903	388	(253)
- tax credits	(25)	(33)	(105)
- other permanent differences	(450)	(44)	225

Actual income tax (benefit) charge	(19)	(1,261)	497

Effective tax rate	0.5%	29.6%	21.6%

*	Primarily capital gains on disposal of assets.

Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for each subsidiary, divided by consolidated income before taxes.

c) Deferred tax balances

Deferred tax (liabilities) assets are included in the following captions of the consolidated balance sheet:

	2002	2001	2000

	in millions of euros
Other accounts receivable
- current assets	631	1,473	841
- non-current assets	1,525	1,626	880

Total*	2,156	3,099	1,721

Other payables
- current liabilities	(43)	(367)	(154)
- non-current liabilities	(69)	(162)	(418)

Total*	(112)	(529)	(572)

Net deferred tax (liabilities) assets	2,044	2,570	1,149

*	See notes 16 and 26.

The Group carries out an analysis of its deferred taxes in each country following the own situation of the subsidiary and national tax regulations in particular as regards tax losses carried forward.

Due to the importance of tax losses in 2002 within certain companies or tax integration groups, it was decided to extend the scope of countries where deferred tax assets are no longer recorded since the second quarter 2002. Moreover, deferred tax assets have been assessed with tax results forecasts. Only deferred tax assets for which supportable and tangible proofs exist for their recovery in the future were recorded as of December 31, 2002.

Non current deferred tax assets primarily relate to accrued pension and retirement obligations, other non-tax deductible reserves and tax loss carried forwards.

Deferred taxes that are not recognized because of their uncertain recovery, amount to respectively € 4,128 million, € 2,488 million and € 2,423 million respectively at December 31, 2002, 2001 and 2000.

d) Tax losses carried forward

Tax losses carried forward and not yet utilized represent a potential tax saving of € 4,292 million at December 31, 2002 (of € 2,986 million at December 31, 2001 and € 2,018 million at December 31, 2000).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Tax losses carried forward expire as follows:

Years	Amount

in millions of euros
2003	71
2004	17
2005	9
2006	304
2007 and thereafter	3,891

Total	4,292

Note 8
Earnings per share

Earnings per share are calculated in compliance with IAS 33.

Basic earnings per share is computed on the basis of the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the net income calculation by share (assumes all Alcatel class A ADS are issued for exchangeable shares within five years).

Diluted earning per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by consolidated subsidiaries. Net income is adjusted for after net tax interest expense of related convertible and redeemable bonds. The dilutive effect of stock option plans is calculated using the treasury stock method.

Basic and diluted earning per share are computed for each category of share:

•	class A shares

•	Alcatel Optronics tracking shares: class O

The percentage of economic interest in the Optronics Division is represented by a fraction, the numerator of which is the number of shares outstanding and the denominator of which is the number of notional shares deemed outstanding. This percentage was 17.39% for the period beginning on the date on which the Class O shares were issued until December 31, 2000.

Due to the acquisition of Kymata Ltd in a stock-for-stock transaction by the Optronics division in 2001, the economic interest has been adjusted for 2001. The total number of notional class O shares deemed outstanding increased:

•	by the number of new O shares issued, i.e. 9,015,000 shares, and

•	by the O share equivalents of the class A shares issued (2,200,000), computed on the basis of O and A shares issuing prices (O share: € 6.9060 and class A share: € 14.7750), i.e. 4,706,777 O share equivalents.

After the transaction, the total number of notional O shares deemed outstanding represented 108,596,777 shares.

The economic interest (the tracked percentage) for 2001 and 2002 amounted to 23.5% (25,515,000 / 108,596,777). The non-tracked percentage for 2001 and 2002 amounted to 76.5%.

The earnings per share for class A shares is computed by deducting from the total net consolidated income, the part of income allocated to class O shares.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each period disclosed:

	Class A shares			Class O shares

2002	Net income	Number of	Per share	Net income	Number of	Per share
	(in millions of euros)	shares	amount	(in millions of euros)	shares	amount

Basic earnings per share	(4,647)	1,164,564,095	€(3.99)	(98)	25,503,420	€(3.86)
Stock option plans	—	—	—	—	—	—
Notes mandatorily
redeemable for shares	—	—	—	—	—	—

Diluted earnings per
share	(4,647)	1,164,564,095	€(3.99)	(98)	25,503,420	€(3.86)

Class A share:
The earnings per share computation takes into account that the consolidated subsidiaries owned 63,321,349 shares and no share equivalents.

Class O share:
The earnings per share computation takes into account that the consolidated subsidiaries owned 11,655 shares and no share equivalents.

Shares subject to future issuance:
The number of outstanding subscription options as of December 31, 2002 was 99,870,971 for class A shares and 1,140,765 for class O shares. These shares subject to option were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect.

Furthermore, notes mandatorily redeemable for shares issued on December 19, 2002 (i.e. 120,786,517 bonds) were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect.

	Class A shares			Class O shares

2001	Net income	Number of	Per share	Net income	Number of	Per share
	(in millions of euros)	shares	amount	(in millions of euros)	shares	amount

Basic earnings per share	(4,935)	1,139,218,457	€(4.33)	(28)	18,924,581	€(1.47)
Stock option plans	—	—	—	—	—

Diluted earnings per
share	(4,935)	1,139,218,457	€(4.33)	(28)	18,924,581	€(1.47)

Class A share:
The earnings per share computation takes into account that the consolidated subsidiaries owned 74,287,875 shares and no share equivalents.

Class O share:
The earnings per share computation takes into account that the consolidated subsidiaries owned 123,400 shares and no share equivalents.

Shares subject to future issuance:
The number of outstanding subscription options as of December 31, 2001 was 101,907,539 for class A shares and 1,432,650 for class O shares. These shares subject to option were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect.

	Class A shares			Class O shares

2000	Net income	Number of	Per share	Net income*	Number of	Per share
	(in millions of euros)	shares	amount	(in millions of euros)	shares	amount

Basic earnings per share	1,322	1,060,584,401	€1.25	2	16,500,000	€0.14
Stock option plans	—	41,311,987	—	—	—	—

Diluted earnings per
share	1,322	1,101,896,388	€1.20	2	16,500,000	€0.14

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

*	Taken into account from October 20, 2000, the initial issuance date.

Class A share :
The 7% convertible bonds issued by DSC in 1997 having a potential dilutive effect in the future, were not included in the calculation of diluted earnings per share because of their antidilutive effect. The earnings per share computation takes into account that the consolidated subsidiaries owned 70,297,022 shares and no share equivalents.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 9
Goodwill, net

		2002			2001			2000

	Amort.	Gross	Cumulative		Gross	Cumulative
Acquisitions	length	value	amortization	Net	value	amortization	Net	Net

	in millions of euros
CFA*	20	3,614	2,270	1,344	3,614	2,089	1,525	1,706
Telettra	20	1,703	1,279	424	1,703	1,237	466	508
Alcatel Cable	—	—	—	—	—	—	—	299
“Optical fibers” and “submarine cables” activities**	20	328	115	213	328	98	230	—
Alcatel Submarine Networks Tel	20	926	761	165	980	793	187	201
Alcatel Network Systems Inc	20	635	458	177	755	520	235	246
AEG Kabel	—	—	—	—	—	—	—	90
Alcatel Space	20	1,148	177	971	1,148	121	1,027	435
Thales (ex Thomson-CSF)	20	261	65	196	427	84	343	769
Xylan / Packet Engines	20	1,415	933	482	1,684	1,074	610	1,461
Assured Access	—	287	287	—	341	341	—	295
Internet Devices	—	130	130	—	155	155	—	136
Innovative Fibers	—	114	114	—	134	78	56	132
Alcatel Shanghai Bell	20	205	5	200	—	—	—	—
Other	5 to 20	997	572	425	1,248	670	578	765

Total		11,763	7,166	4,597	12,517	7,260	5,257	7,043

*	The goodwill mentioned under the line CFA, corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in the 1990s.

**	The value of goodwill net for the optical fibers activity was zero.

During 2002, change of gross values and reserves for goodwill are as follows:

				Other
Gross value	31/12/2001	Acquisitions	Disposal	movements	31/12/2002

	in millions of euros
CFA	3,614	—	—	—	3,614
Telettra	1,703	—	—	—	1,703
“Optical fibers” and “submarine cables” activities	328	—	—	—	328
Alcatel Submarine Networks Tel	980	—	—	(54)	926
Alcatel Network Systems Inc	755	—	—	(120)	635
Alcatel Space	1,148	—	—	—	1,148
Thales	427	—	(166)	—	261
Xylan / Packet Engines	1,684	—	—	(269)	1,415
Assured Access	341	—	—	(54)	287
Internet Devices	155	—	—	(25)	130
Innovative Fibers	134	—	—	(20)	114
Alcatel Shanghai Bell	—	213	—	(8)	205
Other	1,248	45	(252)	(44)	997

Total	12,517	258	(418)	(594)	11,763

Until July 1, 2002, Alcatel Shanghai Bell was accounted for under the equity method. Since July 1, 2002, Alcatel Shanghai Bell is fully consolidated following Alcatel’s acquisition of an additional 18.35% interest and a preliminary goodwill of € 213 million was booked.

During the third quarter 2002, Alcatel disposed of 10.3 million Thales shares, resulting in a decrease of € 166 million for goodwill and a € 39 million decrease of the cumulative amortization relating to Thales.

The acquisition of Astral Point during the first half 2002 was financed with a capital increase. By applying “pooling of interest” accounting for stock-for-stock business combinations (provided for in

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

paragraph 215 of regulation CRC 99-02) € 162 million representing the difference between the acquisition price and the corresponding net value of assets and liabilities was charged to equity.

Additionally, the acquisition of Telera, during the second half 2002, was financed with a capital increase. “Pooling of interest” accounting for stock-for-stock business combinations was also applied to this acquisition. The charge to the shareholder’s equity was € 60 million.

The acquisition of Kymata, in September 2001 was financed with a capital increase, that is why the differences between the net value of the assets and liabilities and the acquisition share price, i.e. € 76 million was charged to equity.

Goodwill of € 632 million on Alcatel Space was booked due to the acquisition, in July 2001, by Alcatel of the remaining 49% interest held by Thales. The disposal of Thales shares as payment for minority interest in Alcatel Space reduced the gross value of the goodwill on Thales by € 305 million.

The disposal, in November 2001, of 7 million Thales shares reduced the gross value of the goodwill on Thales by € 126 million.

				Changes in
		2002	Exceptional	consolidated	Other
Amortization	31/12/2001	Appropriation	Amortization	companies	movements	31/12/2002

	in millions of euros
CFA	2,089	181	—	—	—	2,270
Telettra	1,237	42	—	—	—	1,279
“Optical fibers” and “submarine cables” activities	98	17	—	—	—	115
Alcatel Submarine Networks Tel	793	15	—	—	(47)	761
Alcatel Network Systems Inc	520	23	—	—	(85)	458
Alcatel Space	121	56	—	—	—	177
Thales	84	20	—	(39)	—	65
Xylan / Packet Engines	1,074	33	—	—	(174)	933
Assured Access	341	—	—	—	(54)	287
Internet Devices	155	—	—	—	(25)	130
Innovative Fibers	78	—	53	—	(17)	114
Alcatel Shanghai Bell	—	5	—	—	—	5
Other	670	56	89	(221)	(22)	572

Total	7,260	448	142	(260)	(424)	7,166

An exceptional write-off of goodwill of € 70 million was booked during the fourth quarter 2001 and € 53 million during the second quarter 2002 relating to the goodwill of Innovative Fibers.

An exceptional write-off of goodwill was booked during the second quarter 2001 relating to the goodwill of Xylan/Packet Engine, Assured Access and Internet Devices (€ 848 million, € 297 million and € 136 million respectively).

The method applied for the goodwill impairment test performed in 2002 is described in note 1f.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 10
Other intangible assets, net

a)	Changes in other intangible assets

		Gross value

	Software	Other*	Total

	in millions of euros
December 31, 1999	621	264	885

Additions	213	21	234
Disposals	(73)	(9)	(82)
Other movements	245	64	309

December 31, 2000	1,006	340	1,346

Additions	230	44	274
Disposals	(128)	(20)	(148)
Other movements	(146)	(68)	(214)

December 31, 2001	962	296	1,258

Additions	144	6	150
Disposals	(112)	(18)	(130)
Write-off	(57)	(1)	(58)
Other movements	(308)	(32)	(340)

December 31, 2002	629	251	880

*	As a result of the application of new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method), these acquired technologies have been eliminated from the other intangible assets (gross value € 226 million and € 10 million in amortization).

b)	Changes in accumulated depreciation of other intangible assets

	Accumulated depreciation

	Software	Other*	Total

	in millions of euros
December 31, 1999	438	134	572

Depreciation charge	149	33	182
Write-backs	(72)	(8)	(80)
Other movements	145	23	168

December 31, 2000	660	182	842

Depreciation charge	162	126	288
Write-backs	(124)	(17)	(141)
Other movements	(134)	(69)	(203)

December 31, 2001	564	222	786

Depreciation charge	192	31	223
Write-backs	(108)	(18)	(126)
Write-off and exceptional depreciations	(12)	8	(4)
Other movements	(281)	(30)	(311)

December 31, 2002	355	213	568

*	As a result of the application of new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method), these acquired technologies have been eliminated from the other intangible assets (gross value € 226 million and € 10 million in amortization).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

c)	Changes in other intangible assets, net

		Net value

	Software	Other*	Total

	in millions of euros
December 31, 1999	183	130	313

Additions	213	21	234
Net impact of disposals	(1)	(1)	(2)
Depreciation charges	(149)	(33)	(182)
Other movements	100	41	141

December 31, 2000	346	158	504

Additions	230	44	274
Net impact of disposals	(4)	(3)	(7)
Depreciation charges	(162)	(126)	(288)
Other movements	(12)	1	(11)

December 31, 2001	398	74	472

Additions	144	6	150
Net impact of disposals	(4)	—	(4)
Depreciation charges	(192)	(31)	(223)
Write off and exceptional depreciations	(45)	(9)	(54)
Other movements	(27)	(2)	(29)

December 31, 2002	274	38	312

*	As a result of the application of new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method), these acquired technologies have been eliminated from the other intangible assets (gross value € 226 million and € 10 million in amortization).

Note 11
Property, plant and equipment

a)	Changes in property, plant and equipment, gross

	Gross value

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	in millions of euros
December 31, 1999	286	2,517	5,807	1,791	10,401

Additions	4	153	712	731	1,600
Disposals	(32)	(111)	(416)	(158)	(717)
Other movements	(9)	257	808	(399)	657

December 31, 2000	249	2,816	6,911	1,965	11,941

Additions	5	152	684	633	1,474
Disposals	(30)	(133)	(412)	(139)	(714)
Other movements	(35)	(598)	(1,565)	(805)	(3,003)

December 31, 2001	189	2,237	5,618	1,654	9,698

Additions	8	33	168	131	340
Disposals	(4)	(167)	(626)	(230)	(1,027)
Write-off	(9)	(1)	(85)	(65)	(160)
Other movements	(11)	11	(272)	(343)	(615)

December 31, 2002	173	2,113	4,803	1,147	8,236

Property, plant and equipment acquired under capital leases and long-term rental arrangements account for less than 1% of the Group’s total property, plant and equipment.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b)	Changes in accumulated depreciation of property, plant and equipment

	Accumulated depreciation

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	in millions of euros
December 31, 1999	38	1,269	4,137	1,134	6,578

Depreciation charge	3	136	728	161	1,028
Write-backs	(7)	(89)	(374)	(136)	(606)
Other movements	8	145	166	(36)	283

December 31, 2000	42	1,461	4,657	1,123	7,283

Depreciation charge	2	129	728	135	994
Write-backs	(6)	(92)	(363)	(117)	(578)
Other movements	(27)	(488)	(1,407)	(281)	(2,203)

December 31, 2001	11	1,010	3,618	860	5,496

Depreciation charge	2	111	572	102	787
Write-backs	6	(102)	(542)	(133)	(771)
Write off and exceptional depreciations	—	129	518	2	649
Other movements	—	(49)	(298)	(77)	(424)

December 31, 2002	19	1,099	3,865	754	5,737

c)	Changes in tangible assets, net

			Net value

			Plant, equipment
	Land	Buildings	and tools	Other	Total

			in millions of euros
December 31, 1999	248	1,248	1,670	657	3,823

Additions	4	153	712	731	1,600
Net impact of disposals	(25)	(22)	(42)	(22)	(111)
Depreciation charges	(3)	(136)	(728)	(161)	(1,028)
Other movements	(17)	112	642	(363)	374

December 31, 2000	207	1,355	2,254	842	4,658

Additions	5	152	684	633	1,474
Net impact of disposals	(24)	(41)	(49)	(22)	(136)
Depreciation charges	(2)	(129)	(728)	(135)	(994)
Other movements	(8)	(110)	(158)	(524)	(800)

December 31, 2001	178	1,227	2,003	794	4,202

Additions	8	33	168	131	340
Net impact of disposals	(10)	(65)	(84)	(97)	(256)
Depreciation charges	(2)	(111)	(572)	(102)	(787)
Write off and exceptional depreciations	(9)	(130)	(603)	(67)	(809)
Other movements	(11)	60	26	(266)	(191)

December 31, 2002	154	1,014	938	393	2,499

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 12
Share in net assets of equity affiliates and net assets and liabilities of discontinued operations

a)	Equity affiliates

	percentage owned			value in millions of euros

	2002	2001	2000	2002	2001	2000

Shanghai Bell (1)	—	31.7	31.7	—	233	256
Alstom (2)	—	—	24.0	—	—	226
Altech (3)	—	40.0	40.0	—	10	20
Thales (former Thomson-CSF)(4)	9.7	15.8	25.3	129	292	445
Skybridge	49.9	49.9	49.9	—	3	5
Tesam (5)	—	49.0	49.0	—	—	(6)
Europstar (6)	—	—	51.0	—	—	62
Atlinks	50.0	50.0	50.0	36	51	61
Nexans (7)	—	20.0	—	—	84	—
Other	—	—	—	141	126	83
(less than € 38 million)
Total share of equity affiliates				306	799	1,152

Assets and liabilities of discontinued operations	—	—	—	—	—	—

Total				306	799	1,152

(1)	As a result of the acquisition described in note 2, Alcatel’s stake in Alcatel Shanghai Bell increased from 31.65% to 50% and one share, and from July 1, 2002 this company is fully consolidated.

(2)	Further to the disposals described in note 2, Alstom is no longer consolidated as of January 1, 2001 and Alcatel no longer has any ownership in Alstom.

(3)	Further the acquisition of the minority interest, Altech is fully consolidated from October 1, 2002.

(4)	Further to the disposals described in note 2, Alcatel’s stake in Thales decreased from 25.29% to 20.03% in July 2001, to 15.83% in November 2001 and to 9.7% in September 2002.

(5)	Tesam is no longer consolidated since April 1, 2002.

(6)	Europstar was accounted for under proportionate consolidation for 2001.

(7)	Following the Initial Public Offering of Nexans, described in note 2, Nexans is accounted for under the equity method as of January 1, 2001. After the disposal of shares in October 2002 (also described in note 2), Alcatel’s stake in Nexans decreased from 20% to 15% and Alcatel no longer has a significant influence on Nexans. Therefore, Alcatel’s remaining shares are reclassified as marketable securities.

b)	Information on equity affiliates

Summarized financial information for Alstom at September 30:

1999/2000*

In millions of euros
Balance sheet data
Non-current assets	10,101
Current assets	20,668

Total assets	30,769

Shareholders’ equity	2,012
Minority interest	5,217
Net financial debt	48
Reserves and other liabilities	23,492

Total liabilities and shareholders’ equity	30,769

Income statement data
Net sales	10,651
Income from operations	447
Net income	103

*	From six month period ended September 30.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Summarized financial information for Thales at December 31:

	2002*	2001	2000

	in millions of euros
Balance sheet data
Non-current assets		5,114	5,170
Current assets		14,237	12,139

Total assets		19,351	17,309

Shareholders’ equity		2,146	2,425
Minority interests		28	7
Financial debt		3,317	3,243
Reserves and other liabilities		13,860	11,634

Total liabilities and shareholders’ equity		19,351	17,309

Income statement data
Net sales		10,268	8,580
Income from operations		471	431
Net income		(366)	201

*	The 2002 figures were not published when Alcatel’s accounts were approved by its board of directors.

Summarized financial information for Nexans at December 31:

	2001	2000*

	in millions of euros
Balance sheet data
Non-current assets	1,040	894
Current assets	1,908	1,998

Total assets	2,948	2,892

Shareholders’ equity	1,096	1,111
Minority interests	104	49
Financial debt	348	205
Reserves and other liabilities	1,400	1,527

Total liabilities and shareholders’ equity	2,948	2,892

Income statement data
Net sales	4,777	4,783
Income from operations	139	169
Net income	30	75

*	Represents unconsolidated combined pro forma financial statements.

100% financial information for other equity affiliates

	2002	2001	2000

	in millions of euros
Total assets	607	2,998	3,125
Shareholders’ equity	151	1,188	1,367
Net sales	295	1,526	3,400
Net income	(70)	(69)	(104)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 13
Other investments and miscellaneous, net

		2002		2001	2000

	At cost	Provision	Net value	Net value	Net value

	in millions of euros
Investments in:
• listed securities*	322	(300)	22	238	979
• unlisted securities	531	(286)	245	413	656

Total	853	(586)	267	651	1,635

Electro Banque / Customer loans and advances **	182	(6)	176	384	677
Other***	1,948	(1,416)	532	134	1,015

Total	2,983	(2,008)	975	1,169	3,327

*	Market value	2002: 2001: 2000:	€ € €	31 million 490 million 2,033 million
**	See note 27.

***	Change between 2001 and 2002 is mainly due to the loans buy-back to the SVF Trust and the inception of a deferred payment related to loans sold to this Trust. (see note 29b). € 820 million reserve on 360 Networks bonds at December 31, 2002 and 2001 .

Investments in listed companies at December 31, 2002:

	%	Net	Market	Shareholders'	Net
	Interest	Value	Value	equity *	income *

	in % and millions of euros
Loral **	2.8%	11	14	1,288	(264)
Other (less than € 10 million of net value)		10	17

Total		21	31

*	Data set forth is at December 31, 2001 because at December 31, 2002, financial data is generally not published at the closing date of Alcatel’s financial statements.

**	Common and preferred shares.

Note 14
Operating working capital

			Change in	Change
			consolidated	and
	31/12/2001	Cash flow	companies	other	31/12/2002

	in millions of euros
Inventories and work in progress, net	6,269	(2,000)	15	(561)	3,723
Receivables and related accounts, net	9,033	(3,436)	614	(403)	5,808
Advances and paid deposits, net	223	(110)	42	(8)	147
Advances and received deposits	(1,693)	173	(40)	78	(1,482)
Payables and related accounts	(5,080)	1,084	(271)	105	(4,162)

Need in operational working capital — gross	8,752	(4,289)	360	(789)	4,034

Valuation allowance	(2,516)		(243)	273	(2,486)

Need in operational working capital — net	6,236	(4,289)	117	(516)	1,548

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 15
Inventories and work in progress

	2002	2001	2000

	in millions of euros
Raw materials and goods	1,181	2,242	3,351
Industrial work in progress	696	1,233	1,815
Work in progress on long-term contracts	397	539	596
Finished products	1,449	2,255	2,764

Gross value	3,723	6,269	8,526

Valuation allowance	(1,394)	(1,588)	(1,111)

Net value	2,329	4,681	7,415

Note 16
Trade receivables and related accounts

	2002	2001	2000

	in millions of euros
Receivables on long-term contracts	1,268	2,607	2,637
Receivables bearing interest	462	835	901
Other trade receivables	4,078	5,591	7,706

Gross value	5,808	9,033	11,244

Valuation allowance	(1,092)	(928)	(585)

Net value	4,716	8,105	10,659

Note 17
Other accounts receivable

	2002	2001	2000

	in millions of euros
Electro Banque / Customer loans and advances**	70	276	255
Advances and progress payments	147	223	130
Prepaid taxes	351	612	497
Deferred taxes *	2,156	3,099	1,721
Prepaid expenses	236	234	432
Advances made to employees	21	35	64
Other accounts	1,092	2,389	2,079

Gross value	4,073	6,868	5,178

Valuation allowance	(36)	(17)	(18)

Net value	4,037	6,851	5,160

*	See note 7c.

**	See note 27.

Note 18
Marketable securities

Marketable securities primarily consist of investments in money market instruments, bonds and other transferable securities.

The market value of these securities, excluding listed securities, was € 675 million at December 31, 2002, € 500 million at December 31, 2001 and € 444 million at December 31, 2000.

Following the disposal of 1,500,000 Nexans shares on October 30, 2002, the remaining stake of the Group in this company was reclassified as listed marketable securities at the market value on the day of the transaction, i.e. € 44 million. The Group believes that it no longer has a significant influence on this company.

The market value of the remaining stake in Nexans was € 55 million as of December 31, 2002.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 19
Allocation of 2002 earnings

The Board of Directors has decided to propose to the Shareholders’ ordinary annual general meeting not to distribute any dividend for the December 31, 2002 fiscal year on the class A or class O shares (distribution for previous years: for 2001 € 0.16 per share on 1,215,254,797 shares having the rights of class A shares existing on January 1, 2001, giving rise to an aggregate distribution of € 194 million and € 0.10 per shares on 25,515,000 O shares, i.e. € 2,6 million and for 2000 € 0.48 per share on 1,212,210,685 shares having the rights of class A shares existing on January 1, 2000, giving rise to an aggregate distribution of € 582 million and € 0.10 per share on 16,500,000 on the class O shares, i.e. € 1.6 million).

Note 20
Shareholders’ equity

a) Stock split by 5

The shareholders’ meeting of May 16, 2000 approved the split of each former share of nominal value € 10 into five new shares of nominal € 2, effective on May 22, 2000. Consequently, since that date, each ADS (American Deposit Share) listed in the U.S. on the New York Stock Exchange now represents one Alcatel class A share of nominal value € 2.

b) Capital increase program for employees with subscription stock option plan

In the framework of a capital increase reserved for employees of the Group, approved by the Board of Directors on March, 7, 2001, 91,926 Class A shares were issued at the price of € 50 per share. Each share subscribed included the right to receive 3 options, each exercisable for one class A share. 275,778 options were granted and are exercisable during a period of one year from July 1, 2004 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years on this date), for the beneficiaries who were employees of a company of the Group whose registered office is located in France at the time the options were granted.

c) Capital stock and additional paid-in capital :

At December 31, 2002, the capital stock consisted of 1,239,193,498 class A shares of nominal value € 2 and 25,515,000 class O shares of nominal value € 2 (1,215,254,797 class A shares of nominal value € 2 and 25,515,000 class O shares of nominal value € 2 at December 31, 2001 and 1,212,210,685 class A shares of nominal value € 2 and 16,500,000 class O shares of nominal value € 2 at December 31, 2000).

During 2002, increases in capital stock and additional paid-in capital amounted to € 224 million. These increases relate to the following actions:

•	issuance of 7,577 class A shares for € 0.1 million corresponding to the exercise of 7,577 options (additional paid-in capital: € 0.1 million).

•	acquisition of Astral Point, in April 2002, which resulted in the issue of 8,191,172 class A shares for € 134 million (additional paid-in capital: € 118 million). In addition, on the 1,315,591 redeemable bonds in Alcatel class A shares issued for this transaction by Coralec (subsidiary of Alcatel) at the price of € 16.41, 592,224 bonds were redeemed for an equal amount of Alcatel class A shares, generating a capital increase, including an additional paid in capital of €10 million (additional paid-in capital: € 9 million).

•	acquisition of Telera, in August 2002, which resulted in the issue of 15,047,728 class A shares for € 79 million (additional paid-in capital: € 49 million). In addition, of the 500,000 redeemable bonds in Alcatel share issued in this transaction by Coralec (subsidiary of Alcatel) at the price of € 5.26 euros, 100,000 bonds were redeemed for an equal amount of Alcatel class A shares, generating a capital increase, including an additional paid in capital of € 1 million.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

d) Stock options:

At December 31, 2002, stock options plans were as follows:

			Exercise period (1)
Board creating the plan		Number of options
Share class	Number of options	outstanding	From	To	Exercise price

SUBSCRIPTION OPTIONS
24.01.1996
Shares A	9,069,500	2,629,630	01.07.1998	31.12.2003	€12.96
11.12.1996
Shares A	394,000	135,250	01.07.1998	31.12.2003	€13.42
17.04.1997
Shares A	8,199,500	7,532,500	01.05.2002	31.12.2004	€19.27
10.12.1997
Shares A	367,000	322,000	11.12.2002	31.12.2004	€20.95
29.03.2000			01.04.2003	31.12.2005
Shares A	15,239,250	13,560,555	01.04.2005	31.12.2007	€48
29.03.2000			01.07.2003	30.06.2004
Shares A	8,905,804	8,698,052	01.07.2005	30.06.2006	€48
13.12.2000			13.12.2003	31.12.2005
Shares A	1,235,500	1,065,350	13.12.2005	31.12.2007	€65
13.12.2000			13.12.2001	12.12.2008
Shares O (2)	306,700	298,000	13.12.2004	12.12.2008	€64
07.03.2001			07.03.2002	06.03.2009
Shares A(2)	37,668,588	35,321,679	07.03.2005	06.03.2009	€50
07.03.2001			01.07.2004	30.06.2005
Shares A	275,778	272,610	01.07.2005	30.06.2006	€50
02.04.2001
Shares A(2)	48,850	36,300	02.04.2002	01.04.2009	€41
02.04.2001
Shares O(2)	2,500	2,500	02.04.2002	01.04.2009	€39
15.06.2001			15.06.2002	14.06.2009
Shares A (2)	977,410	936,885	15.06.2005	14.06.2009	€32
03.09.2001			03.09.2002	02.09.2009
Shares A(2)	138,200	127,900	03.09.2005	02.09.2009	€19
15.11.2001			15.11.2002	14.11.2009
Shares O(2)	162,000	132,000	15.11.2005	14.11.2009	€9
19.12.2001			19.12.2002	18.12.2009
Shares A (2)	27,871,925	25,588,700	19.12.2005	18.12.2009	€20.80
19.12.2001			19.12.2002	18.12.2009
Shares O (2)	565,800	528,600	19.12.2005	18.12.2009	€9.30
19.12.2001			01.01.2005	31.12.2005
Shares A (2)	935,660	918,820	01.01.2006	31.12.2006	€20.80
15.02.2002			15.02.2003	14.02.2010
Shares A (2)	123,620	109,370	15.02.2006	14.02.2010	€17.20
02.04.2002
Shares A (2)	55,750	54,750	02.04.2003	01.04.2010	€16.90
13.05.2002			13.05.2003	12.05.2010
Shares A (2)	54,300	54,300	13.05.2006	12.05.2010	€14.40
03.06.2002			03.06.2003
Shares A (2)	281,000	263,340	03.06.2006	02.06.2010	€13.30
02.09.2002			02.09.2003	01.06.2010
Shares A (2)	1,181,050	1,116,800	02.09.2006	01.06.2010	€5.20
07.10.2002			07.10.2003	06.10.2010
Shares A (2)	30,500	30,500	07.10.2006	06.10.2010	€3.20
14.11.2002			14.11.2003	13.11.2010
Shares A (2)	111,750	111,750	14.11.2006	13.11.2010	€4.60
02.12.2002			02.12.2003	01.12.2010
Shares A (2)	54,050	54,050	02.12.2006	01.12.2010	€5.40
PURCHASE OPTIONS
09.12.1998
Shares A	11,602,500	10,397,250	09.12.2003	31.12.2005	€20.52
08.09.1999
Shares A	545,000	471,250	08.09.2004	31.12.2005	€28.40

(1)	Period of unavailability of 4 years for beneficiary salaried employees of a company headquartered in France (5 years for options granted before April 27, 2000).

(2)	New “vesting” principle: the options vest in successive instalments, up to 25% of the total number of options, at the end of a period of one year starting from the date of grant of the options, and up to 1/48th of the same number at the end of each month thereafter, following the first anniversary of the grant date.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

In addition, there are within the Group options granted by Alcatel USA, Inc. for the benefit of key employees of US and Canadian companies in the Telecom sector. These options related to the purchase of Alcatel class A ADSs. In 2000 and 2001, the corresponding options amounted to 25.7 million class A ADS and 20.1 million class A ADS (or 25.7 million of class A shares and 20.1 million of class A shares). At December 31, 2002, 16,216,722 options under this plan were unexercised (see the following table).

The option plans of companies that were acquired by Alcatel now provide for the issuance of Alcatel class A shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company which were the subject of the options (see the following table).

The following table sets forth the U.S. and Canadian company, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2002, the weighted average exercise price and the waited average of the exercise period.

		Outstanding options			Exercisable options

			Weighted	Weighted	Amount
	Exercise price in $ USD	Number	remaining	average	exercisable	Weighted
	(giving right to	outstanding at	exercise period	exercise	at	average
Company	one ADS)	31/12/2002*	(years)	Price	31/12/2002*	exercise price

Packet Engines	USD 0.29-USD 0.86	17,862	5.11	0.57 USD	17,862	0.57 USD
Assured Access	USD 0.74-USD 1.85	0	—	—	0	—
Xylan	USD 0.05-USD 18.14	3,625,210	5.18	9.01 USD	3,448,093	8.97 USD
Internet Devices Inc	USD 0.26-USD 1.17	33,614	5.96	0.95 USD	31,536	0.94 USD
DSC	USD 16.57-USD 44.02	135,183	3.71	29.23 USD	135,183	29.23 USD
Genesys	USD 0.01-USD 41.16	4,300,115	6.27	20.47 USD	3,736,709	19.27 USD
Newbridge	USD 11.72-USD 52.48	11,297,589	3.43	28.81 USD	11,296,981	28.81 USD
Astral Point	EUR 0.29-EUR 58.71	597,549	8.41	17.96 EUR	216,581	26.13 EUR
Telera	USD 0.43-USD 6.36	332,331	8.03	5.42 USD	171,280	5.00 USD
Alcatel USA Inc.	USD 21.40-USD 84.88	16,216,722	7.45	53.23 USD	10,878,045	51.26 USD

Total number of options		36,556,175			29,932,270

*	Number of Alcatel class A shares.

In total, the stock purchase options granted in the United States and in the Canada concern 36,556,175 options which had not been exercised at December 31, 2002. Except in the case of Astral Point and Telera, upon exercise, Alcatel will not issue new class A ADSs (or, consequently, class A shares); the options give rights to purchase existing class A ADSs.

The existing options plans of Alcatel Optronics U.K. Ltd (ex Kymata Ltd), acquired in September 2001, provided for this issuance of up to 402,595 class O ADS or Alcatel O shares at an exercise price ranging from € 0.80 and € 35.15. At December 31, 2002 options to purchase 179,665 class O   shares were outstanding. Alcatel Optronics UK Ltd funds the option exercise by redeeming the ORA O subscribed by this company.

e) Distributable retained earnings

Not all consolidated retained earnings may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. There are no distributable retained earnings of Alcatel, the parent company, at December 31, 2002 (€ 5,594 million at December 31, 2001 and € 8,785 million at December 31, 2000).

f) Treasury stock

Alcatel has set up a buy back program authorized by the shareholders’ ordinary annual general meetings held on June 18, 1998, June 10, 1999, May 16, 2000, September 20, 2000 and May 3, 2001, both on the class A shares and class O shares, in order to optimize return on equity and to carry out transactions to improve earnings per share. The purchase concern only a maximum of 10% of the capital stock over a period of up to eighteen months from the latest shareholders’ general meeting. As part of this program, no shares had been purchased as of December 31, 2002 (30,343,255 shares had been purchased as of December 31, 2001 for a total of € 565 million and 35,558,255 shares had been purchased as of December 31, 2000 for a total of € 631.5 million).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Alcatel shares owned by Group consolidated subsidiaries which amounted to € 1,734 million at December 31, 2002 (€ 1,842 million at December 31, 2001 and € 2,023 million at December 31, 2000) are deducted at cost from consolidated retained earnings.

Note 21
Minority interests

in millions of euros
Balance at December 31, 1999	463

Other changes*	(31)
Minority interests in 2000 income	3

Balance at December 31, 2000	435

Other changes**	(221)
Minority interests in 2001 income	5

Balance at December 31, 2001	219

Other changes***	106
Minority interests in 2002 income	18

Balance at December 31, 2002	343

*	Corresponds to the net effect of acquisitions and disposals of other minority interests.

**	of which € (48) million relating to the disposal of Nexans and € (160) million relating to the buy-back of the minority interests of Alcatel Space.

***	of which € 252 million related to the consolidation of Alcatel Shanghai Bell.

Note 22
Other equity

On December 19, 2002, Alcatel issued 120,786,517 bonds, of nominal value € 5.34 each, mandatorily redeemable for new or existing class A shares (ORANE), for a total amount of € 645 million, with a maturity date of December 23, 2005. The notes carry an annual interest rate of 7.917%. On January 2, 2003, Alcatel paid the full amount of the discounted interest, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to € 1.09115 for each bond. For the repayment of the ORANEs, the company will either issue new shares, or use treasury shares held by consolidated companies, or shares acquired not for cash but in connection with restructuring operations. The interest due for 2002 was € 1.2 million.

Note 23
Pensions and post-retirement benefits

The Group sponsors various defined benefit pension plans. In France, all Group’s employees elect to benefit from the retirement indemnity scheme. In other countries, the employee groups covered and the type of retirement plan depend on local regulation and practices.

Defined benefit pensions plans, liabilities and prepaid expenses are determined in accordance with the accounting principles presented in note 1k.

For defined benefit plans, requiring an actuarial valuation, general assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (turnover, salary increases), company by company. The assumptions for 2002, 2001 and 2000 are as follow:

	2002	2001	2000

Discount rate*	3.75-8%	5-7%	4.5-7%
Future salary increases*	0.5-5%	0.5-5%	1-8%
Expected long-term return on assets*	5-8%	5-9%	5-8%
Average residual active life	15-27 years	15-27 years	15-27 years
Amortization period of transition obligation	15 years	15 years	15 years

*	Bracket of rates used by main units of the Group.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The above rates are broken down by geographical area as follows for 2002:

	Discount rate	Future salary increases	Expected long-term return on assets

France	5.5%	0.5%-2%	5%
Germany	6%	2%-3%	7%
Rest of Europe	3.75%-7%	0%-7%	1.5%-8%
North America	6.4%-8%	0%-5%	7%-8%
South America	13%	10%	15%
Other	2%-9%	3%-4.5%	1.5%-6%

	Pension benefits

	2002	2001	2000

	in millions of euros
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	3,305	4,080	4,043
Service cost	138	131	157
Interest cost	180	181	202
Plan participants’ contributions	8	8	11
Amendments	101	23	55
Business combinations	1	8	10
Disposals	(157)	(741)	(3)
Curtailments	(73)	—	(5)
Settlements	(44)	(90)	(85)
Special termination benefits	(1)	(5)	—
Actuarial loss/gain	139	(143)	(106)
Benefits paid	(250)	(184)	(248)
Other (foreign currency translation)	(77)	37	49

Benefit obligation at end of year	3,270	3,305	4,080

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	2,281	2,904	2,710
Actual return on plan assets	(36)	(47)	288
Employers’ contribution	103	81	76
Plan participants’ contributions	8	8	12
Amendments	78	15	9
Business combinations	19	(1)	3
Disposals	(71)	(478)	(1)
Curtailments	—	—	(2)
Settlements	(83)	(100)	(86)
Benefits paid / Special termination benefits	(129)	(133)	(153)
Other (foreign currency translation)	(33)	32	47

Fair value of plan assets at end of year	2,137	2,281	2,904

Funded status	(1,133)	(1,024)	(1,176)

Unrecognized actuarial loss/gain	45	(118)	(161)
Unrecognized transition obligation	2	(6)	(4)
Unrecognized prior service cost	70	28	49

NET AMOUNT RECOGNIZED	(1,016)	(1,120)	(1,292)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Components of net periodic cost:

		2002	2001	2000

		in millions of euros
	Service cost	138	130	157
	Interest cost	180	181	202
	Expected return on plan assets	(110)	(121)	(167)
	Amortization of transition obligation	(2)	(1)	(1)
	Amortization of prior service cost	5	4	4
	Amortization of recognized actuarial gain/loss	(11)	4	5
	Effect of curtailments	(35)	(3)	—
	Effect of settlements	23	41	—
	Special termination benefits	(1)	(4)	(3)

	Net periodic benefit cost	187	231	197

Of which	operational costs	117	171	164
	financial costs	70	60	33

Plan assets are invested as follows :

	Private and		Marketable	Property
	public bonds	Equity shares	securities	assets	Total

	in millions of euros and percentage
2001	912	950	201	218	2,281
	40%	41%	9%	10%	100%

2002	952	597	390	198	2,137
	45%	28%	18%	9%	100%

Note 24
Other reserves

a) Balance at closing

	2002	2001	2000

	in millions of euros
Reserves for product sales*	1,489	1,818	1,725
Reserves for restructuring	919	1,113	442
Other reserves	893	1,223	838
Total	3,301	4,154	3,005

*	Accrued contract costs have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000).

Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

b) Evolution during 2002

					Change in
					consolidated
	31/12/01	Appropriation	Used	Reversals	companies	Other	31/12/02

	in millions of euros
Reserves for product sales	1,818	845	(534)	(523)	8	(125)	1,489
Reserves for restructuring	1,113	1,100	(1,105)	(19)	(41)	(129)	919
Other reserves	1,223	282	(221)	(175)	39	(255)	893

Total	4,154	2,227	(1,860)	(717)	6	(509)	3,301

Effect on the income statement (net of expenses booked):
- income from operations		(910)		590			(320)
- financial income		(1)		32			31
- restructuring costs		(1,100)		19			(1,081)
- other revenue (expense)		(188)		31			(157)
- taxes		(28)		45			17

Total		(2,227)		717			(1,510)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

c) Analysis of reserves for restructuring

	2002	2001	2000

	in millions of euros
Opening balance	1,113	442	793
Expensed during year	(1,105)	(665)	(472)
New plans and adjustments to previous estimates**	1,081 *	1,389	143
Effect of acquisition (disposal) of consolidated subsidiaries	(41)	(62)	(7)
Currency translation adjustments and others	(129)	9	(15)

Closing balance	919	1,113	442

*	Restructuring costs amounted to € 1,474 million, of which € 393 million related to fixed assets write-offs and € 1,081 million related to new plans.

**	Restructuring costs presented in the income statement include effects of new plans and adjustments to previous estimates as well as write-offs of assets realized in connection with these plans.

For 2002, the restructuring reserves concern mainly :

•	Costs linked to the continuation of restructuring in the U.S. (carrier networking activities).

•	Costs linked to the continuation of layoffs in European activities (carrier networking activities).

•	Costs linked to restructuring in optics division, mainly optronics and optical fiber.

For 2001, the restructuring reserves concern mainly :

•	Costs relating to outsourcing of Alcatel’s GSM handsets to Flextronics (the € 87 million receivable from disposal of inventories to Flextronics is registered under the line “other accounts receivable”).

•	Severance costs and asset write-offs linked to restructuring in the U.S.

•	Closing costs of the factory of Saft in Tijuana, Mexico.

•	Costs relating to the announced reorganization of the optics division.

•	Costs linked to restructuring in European activities.

For 2000, the restructuring reserves relate mainly to severance costs incurred by Alcatel Networks Corporation, Alcatel CIT and Nexans Deutschland.

Note 25
Financial debt

a) Bonds and notes

	2002	2001	2000

	in millions of euros
Convertible bonds loans	—	—	—
Other bonds and notes	5,325	5,969	4,972

Total	5,325	5,969	4,972

The main changes for 2002 are as follows:

•	repayment on March 20, 2002, of the residual Yen 28 billion (€ 243 million) on the initial Yen 30 billion bond issued by Alcatel in March 2000,

•	repayment on June 20, 2002, of the residual € 315 million on € 600 million in bonds with a floating rate issued by Alcatel in June 2000,

•	buy-back and cancellation of bonds in the amount of € 86 million (€ 41 million related to bonds maturing in September 2003, € 21 million related to bonds maturing in October 2003, € 17 million related to bonds maturing in February 2004 and € 7 million related to bonds maturing in February 2009).

The main changes for 2001 are as follows:

•	Issuance by Alcatel, on December 7, 2001, of € 1.2 billion in bonds at a 7% fixed rate and maturing on December 7, 2006.

•	Issuance by Alcatel, on December 3, 2001, of an additional of € 120 million of the € 1 billion bonds issued in February 1999, bearing interest at a fixed rate of 4.375% and maturing on February 17, 2009.

•	Issuance of a 40 million Singapore dollars in bonds (€ 25 million) bearing interest at a 4% rate and maturing on October 11, 2004.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

•	Repayment, on October 31, 2001, of Yen 2 billion (€ 18 million) on Yen 30 billion in bonds (€ 280 million) issued by Alcatel in March 2000 and maturing on March 20, 2002.

•	Repayment, on December 20, 2001, of € 285 million on € 600 million bonds with a floating rate (Eonia + 24 basis points) issued by Alcatel on June 20, 2000 and maturing on June 20, 2002.

The main changes for 2000 are as follows:

•	Further to the issuance by Alcatel in March 2000 on the Japanese market of a bond with a maturity of 2 years bearing interest at a fixed rate of 0.41%, the debt has increased by Yen 30 billion (€ 280 million). This debt was swapped into euros.

•	Issuance by Alcatel, on June 20, 2000, of € 600 million in bonds with a floating rate (Eonia + 24 basis points) and maturing on June 20, 2002.

•	Repayment of € 75 million of Samouraï bonds amounting to Yen 20,000 million issued in 1997.

•	Repayment of USD 500 million bond issued on June 15, 1998, amounting to € 498 million.

•	Issuance by Alcatel, on September 12, 2000, of € 600 million in bonds with a floating rate (Euribor 3 months + 15 basis points) and maturing on September 12, 2003.

•	Issuance by Alcatel, on September 15, 2000, of € 1,000 million in bonds at a 5.875% rate and maturing on September 15, 2005.

b) Other borrowings

	2002	2001	2000

	in millions of euros
Short-term borrowings and bank overdrafts	244	1,454	2,277
Capital lease obligations	80	105	7
Accrued interest	134	147	134

Total	458	1,706	2,418

c) Analysis by maturity date:

	2002	2001	2000

	in millions of euros
Short-term financial debt	1,096	1,796	1,813

2002	—	—	945
2003	—	1,068	1,259
2004	829	854	836
2005	1,088	1,145	1,126
2006	1,415	1,429	—
2006 and thereafter	—	—	1,411
2007	279
2007 and thereafter	—	1,383	—
2008 and thereafter	1,076	—	—
Long-term financial debt	4,687	5,879	5,577

Total	5,783	7,675	7,390

d) Long-term financial debt

Analysis by currency and interest rate:

	Weighted interest rate

	2002	2001	2000	2002		2001	2000

	in percentage and millions of euros
Euro*	5.5%	5.3%	4.9%	4,563		4,748	3,770
French franc*	—	5.4%	5.2%	—		1,034	1,145
Deutsche mark	—	4.9%	4.8%	—		15	17
Italian lira	—	—	2.8%	—		—	56
U.S. Dollar	8.0%**	6.0%	6.4%	61	**	7	263
Swiss franc	5.0%	4.4%	4.2%	12		11	11
Spanish peseta	—	—	5.1%	—		—	2
Pound sterling	—	4.0%	—	—		8	—
Other*	3.8%	5.1%	4.5%	51		56	313

Total	5.5%	5.3%	5.0%	4,687		5,879	5,577

*	The rates shown take into account the current portion of the original long-term borrowings (€ 558 million in 2001 and € 843 million in 2002).

**	Long-term debt in US dollars at the end of December 2002 is represented by only one leasing obligation.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

e) Short term financial debt

Analysis by type:

	2002	2001	2000

	in millions of euros
Current portion of:
- bonds and notes issued	843	558	—
- capital lease obligations	10	16	7
- long-term bank borrowings	20	90	333
Short-term borrowings and bank overdrafts:
- lines of credit	53	129	350
- commercial paper	—	502	668
- bank loans	36	354	321
Accrued interest	134	147	134

Total	1,096	1,796	1,813

Analysis by currency and interest rate:

	Weighted interest rate at December 31,

	2002	2001	2000	2002	2001	2000

	in percentage and millions of euros
Euro*	4.1%	3.7%	5.8%	1,035	949	450
French franc*	—	3.5%	5.2%	—	14	130
Deutsche mark	—	—	5.9%	—	—	5
Italian lira	—	—	3.7%	—	—	16
U.S. dollar	5.6%	5.6%	7.0%	28	437	1,029
Swiss franc	3.0%	2.8%	3.4%	1	3	3
Spanish peseta	—	4.6%	4.6%	—	4	5
Pound sterling	5.0%	11.5%	4.3%	1	33	5
Other*	7.3%	5.2%	6.4%	31	356	170

Total	4.2%	4.6%	6.6%	1,096	1,796	1,813

*	The rates shown do not take into account the current portion of the original long-term borrowings (€ 558 million in 2001 and € 843 million in 2002).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

f) Financial debts — Interest rate risk

	2002		2001

	Amount		Amount
	before	Amount after	before	Amount after
	hedging	hedging	hedging	hedging

	in millions of euros
Euro at fixed rate	4,760	1,166	4,359	769
Euro at floating rate	837	2,364	1,338	2,533
French franc at fixed rate	—	—	865	614
French franc at floating rate	—	—	183	461
Deutsche mark at fixed rate	—	—	15	—
Deutsche mark at floating rate	—	—	—	—
Italian lira at fixed rate	—	—	—	—
Italian lira at floating rate	—	—	—	—
U.S. dollar at fixed rate	90	590	220	1,267
U.S. dollar at floating rate	—	1,503	224	1,649
Swiss franc at fixed rate	12	1	14	3
Swiss franc at floating rate	—	—	—	—
Spanish peseta at fixed rate	—	—	4	4
Spanish peseta at floating rate	—	—	—	—
Pound sterling at fixed rate	1	1	41	41
Pound sterling at floating rate	—	—	—	—
Other at fixed rate	64	42	404	137
Other at floating rate	19	116	8	197

Total debt at fixed rate	4,927	1,800	5,922	2,835

Total debt at floating rate	856	3,983	1,753	4,840

Total	5,783	5,783	7,675	7,675

Borrowings originally nominated in currencies of euro zone are presently reported in euros.

g) Credit rating and financial covenant

Credit Ratings. As of January 29, 2002, Alcatel credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Standard & Poor’s	B+	B	Negative	10/04/02
Moody’s	B1	Not Prime	Negative	11/20/02

On October 4, 2002, Standard & Poor’s lowered its long-term corporate credit and senior unsecured debt ratings relating to Alcatel from BB+ to B+ (with Negative Outlook). The short-term B corporate credit ratings were affirmed. The prior up date was on July 12, 2002.

On November 20, 2002, Moody’s lowered its long-term senior debt rating relating to Alcatel from Ba1 to B1 (with Negative Outlook). The “Not Prime” ratings for Alcatel’s short-term debt were confirmed. The prior up-date was on July 9, 2002.

Rating clauses affecting Alcatel debt at December 31, 2002

Because of its current short-term debt rating, the commercial paper market is no longer available to Alcatel.

The outstanding bonds do not contain clauses which would trigger an accelerated repayment in the event of a lowering of its credit rating. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause which provides that the interest rate is increased by 150 basis points if its ratings fall below investment grade. This clause was triggered when its credit ratings were lowered to below investment grade status in July 2002, and the 150 basis point increase in the interest rate to 8.5% became effective in December 2002 with a first coupon thus increased to pay at the maturity date of December 2003. This bond issue also contains a “step down rating change” clause which provides that the interest rate will be decreased by 150 basis points if its ratings move back to investment grade.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Syndicated facility.

On April 9, 2002, Alcatel closed a € 2,075 million syndicated credit facility available for general corporate purposes. The existing outstanding undrawn bilateral credit lines were cancelled. The facility is comprised of a three year tranche of € 1,375 million and a 364 day tranche of € 700 million maturing on April 9, 2003. The availability of this facility is not dependent upon its credit ratings. At December 31, 2002, this facility was entirely undrawn, and still remains so as of the date of the Board of Directors closing the 2002 exercise. Alcatel’s ability to draw on this facility is conditioned upon its compliance with certain financial covenants (which are identical to the financial covenants of the securitization vendor financing program). There are two ratios, the first one is a gearing ratio (net debt/equity including minority interests) and the second one is a ratio related to the capacity of Alcatel to generate cash and reimburse its debt. The financial covenants have been respected at the end of 2002. Given the continuing impact of the current economic conditions on Alcatel, Alcatel can provide no assurance that Alcatel will be in compliance with such financial covenants at a future time.

Note 26
Customers’ deposits and advances

	2002	2001	2000

	in millions of euros
Advance payments received on long-term contracts	1,024	1,101	980
Other deposits and advances received from customers	458	592	580

Total customers’ deposits and advances	1,482	1,693	1,560

Note 27
Debt linked to the bank activity

	2002	2001	2000

	in millions of euros
Debt linked to the bank activity	246	660	932

Correspond to the amount of customer loans and advances presented under the captions “Other investments” and “Other accounts receivable” :

     2002 : € 176 million (note 13) and under “Other accounts receivables” € 70 million (note 17).

     2001 : € 384 million (note 13) and under “Other accounts receivables” € 276 million (note 17).

     2000 : € 677 million (note 13) and under “Other accounts receivables” € 255 million (note 17).

Note 28
Other payables

Analysis is as follows, after appropriation:

	2002	2001	2000

	in millions of euros
Accrued payables and other	2,354	3,983	4,770
Social payables	1,001	918	1,163
Accrued taxes	380	642	495
Deferred taxes*	112	529	572
Dividends to be paid	—	197	584
Government grants	48	49	26

Total	3,895	6,318	7,610

*	See note 7c.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 29
Contractual obligations and disclosure related to off balance sheet commitments

a) Contractual obligations

The following table presents minimum payments the Group will have to make in the future under contracts and firm commitments. Amounts related to Financial Debt and Capital lease obligations are fully reflected in the consolidated balance sheet.

	Deadline

	Less than			After 5
Contractual cash obligations	one year	1-3 years	4-5 years	years	Total

	(in millions of euros)
Financial debt (excluding capital leases)	1,086	1,902	1,641	1,073	5,703
Capital lease obligations	10	14	53	3	80

Sub-total — included in Balance Sheet	1,096	1,916	1,694	1,076	5,783

Operating leases	120	161	96	171	548
Commitments to purchase fixed assets	33	1	—	—	34
Unconditional purchase obligations (1)	804	943	50	—	1,797

Sub total — Commitments	957	1,105	146	171	2,379

(1)	Other firm commitments result mainly from purchase obligations related to multi-year supply contracts linked to disposal of activities to third parties.

b) Off balance sheet commitments

Commitments given on the occasion of the usual activity of the Group are as follows:

	2002	2001	2000

	in millions of euros
Guarantees given on contracts Group and outside Group	8,530	9,746	8,822
Discounted notes receivable	14	63	45
Other contingent commitments	833	1,004	1,281

Sub-total — Contingent commitments	9,377	10,813	10,148

Secured borrowings	262	236	67
Guarantees on cash pooling	807	1,390	1,775

Total	10,446	12,439	11,990

•	Contingent commitments

	Deadline

	Less than			After 5
Contingent commitments	one year	1-3 years	4-5 years	years	Total

	in millions of euros
Guarantees on group contracts (1)	2,659	2,638	2,114	615	8,026
Guarantees on third party contracts	154	236	98	16	504
Discounted notes receivable with recourse	14				14
Other contingent commitments	318	28	63	424	833

Total	3,145	2,902	2,275	1,055	9,377

Counter guarantees received	42	135	58		235

(1) of which reflected in balance sheet					888
of which related to interrupted contracts due to customer default					760

The amounts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) the Group could be required to make under current guarantees granted by the Group. These amounts are not reduced by any amounts that may be recovered under recourse, collateralisation provisions in the guarantees or guarantees received, which are indicated in the “counter guarantees received” line. Commitments related to product warranties, pension and post retirement benefits are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group long-term contracts. For more information concerning litigation see note 33.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Guarantees given on Group long-term contracts consist of performance bonds issued to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are indicated in paragraph b) of this note). Alcatel gives guarantees related to advances and payments received from customers or commits to indemnify the customer if the contract is not performed by the subsidiary contractor in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the line item “product sale reserves” (see note 24) or in inventory reserve. The amounts concerned are given in the preceding table in the specific line item “(1) of which reflected in balance sheet”.

Additionally, most of the performance bonds given to Group customers are insured. Estimated risks related to guarantees should take into account the amount of insurance that may be received in case of a claim.

Commitments related to contracts which have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees on Group contract” as long as the legal release of the guarantee is not obtained. The amounts concerned are specifically disclosed in the preceding table.

Guarantees given on third party long-term contracts could contingently require the Group to make payments to the guaranteed party based on a non consolidated company’s failure to perform under an obligating agreement. The fair value of these contingent liabilities, corresponding to the premium received by the guarantor for issuing the guarantee, was € 5 million as of December 31,2002.

No material commitments is omitted in the presentation made in note 29, in accordance with current accounting rules.

•	Guarantees granted on borrowings and advance payments received such as security interests

	Deadline

Guarantees on borrowings and	Less than			After 5
advance payment received	one year	1-3 years	4-5 years	years	Total

	in millions of euros
Security interests	25	99	1	—	125
Other guarantees granted	77		—	60	137

Total	102	99	1	60	262

Net book value of assets given in guarantee:
- financial assets	20	99	1	—	120
- other assets	5	—	—	—	5

•	Guarantees on cash pooling

Not included in the preceding table are guarantees granted to the banks that implement the Group cash pooling. These guarantees cover the risk involved in any debit position that could remain outstanding after daily transfers between Alcatel Central Treasury accounts and the subsidiaries accounts. As of December 31,2002, these guarantees were valued at € 0.8 billion (€ 1.4 billion as of December 31,2001 and € 1.8 billion as of December 31, 2000).

•	Other specific commitments linked to significant operations

SVF trust program

In 1999, Alcatel launched a program of securitization of vendor finance receivables which was amended and restated in June 2000 and further amended in May 2002.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The main provisions of the newly amended program are as follows:

•	Alcatel has the right to sell a portion or the whole of certain of its vendor finance receivables which meet defined eligibility criteria, to the program for a period of two years from 14 May, 2002 on a revolving basis. The program is expected to be fully repaid by Alcatel (through a purchase of the remaining receivables) at the end of the fifth year from 14 May, 2002. To the extent that the actual amortization of receivables in the program is less than a notional amortization schedule (which calls for 60% amortization prior to the fifth year), Alcatel will guarantee the difference.

•	The SVF program is supported by a syndicate of banks which provide a backstop liquidity facility on a 364 day basis. Prior to 7 October 2002, the SVF program was principally funded through a Citibank commercial paper conduit vehicle. Following the downgrading by Standard & Poor's of Alcatel’s credit rating to B+ on October 4, 2002, the commercial paper conduit was unable to continue to fund the program and the backstop facility provided by the banks was drawn on 7 October to the extent needed to repay the funding previously provided by the commercial paper conduit . This resulted in an increase in the cost of funds to the program to LIBOR plus 300 basis points. The operation of the program is otherwise unaffected by the downgrade of Alcatel on October 4, 2002 and Alcatel may continue (subject to other limitations) to sell new receivables to the program, which will be funded by the syndicate of banks, up to the limit of the available facility.

•	In the event that the banks do not elect to renew their facility in May 2003, Alcatel has the right to draw down the full amount of the facility to ensure the continuation of the program. In these circumstances, during any remaining time of the revolving period, funds not immediately needed by the SVF program to finance receivables would be placed on deposit by it and be available to fund future sales of receivables by Alcatel.

•	The maximum funding available to Alcatel from the sale of receivables is USD 1,173.5 million (approximately 1,1 billion of euros).

•	Prior to the downgrade by Moody’s of Alcatel’s credit rating to Ba1 on July 9, 2002, Alcatel sold receivables to the program, on the basis of selling participations in them without making a legal assignment of the receivables. Following that downgrade, Alcatel is required make legal assignments of the receivables owned by the program as at that date and of all future receivables sold to the program. This process of legal assignment is required to be completed by 6 December 2002. Alcatel will be obliged to repurchase from the program any receivables outstanding at that date which have not been legally assigned. Alcatel anticipates that it will have to repurchase $31M of such receivables.

•	Alcatel provides credit support to the program in the form of over-collateralisation and certain guarantees. The required level of over-collateralisation is 15%, which means that Alcatel receives 85% of the face value of the receivables which it sells in cash and the remaining 15% is represented by a fully subordinated receivable due from the program. Prior to May 14, 2002 there was no requirement to provide over-collateralisation. The transition from the 100% funding level to the 85% funding level was completed by 31 July, 2002,within the time limit provided for the transition in the program documentation. The transition was achieved by a combination of selling receivables to the program for a cash amount of less than 60% of face value plus a deferred purchase price receivable and by making a cash deposit to the program (Cure Amount). Both the Cure Amount and the deferred purchase price constitute fully subordinated receivables which are accounted for in “Non current financial asset.”

•	The program provides for various Alcatel guarantees, the principal ones being:

•	A first loss guarantee up to 30% of:

•	the program amount during the revolving two year period, or;

•	the funded portion of the program during the amortization period.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

•	Two portfolio diversification guarantees. Alcatel’s guarantee will exceed the above 30% first loss guarantee to the extent that the portfolio of assets does not comply with stated diversification criteria. This guarantee could be as high as 100%. Non compliance entails a general pool guarantee. As an alternative to including non-compliant receivables in the calculation of this general pool guarantee, Alcatel has the option to elect to guarantee up to 100% of specific receivables that are non-compliant. These guarantees only come into force at the end of the revolving period of the program or at an earlier termination event.

•	A political risk guarantee which covers all receivables, with some limited exceptions, for up to 100% of principal and interest, in case of political risks including expropriation, political violence, inconvertibility and transfer risks;

•	Other specific guarantees concerning for instance currency risks (if receivables are not denominated in USD) amortization guarantee of the program or completion risks.

•	The program provides for certain early termination events. These include a breach of financial covenants by Alcatel. The financial covenants in question are identical to those defined in April 2002 - Alcatel’s € 2.1 billion syndicated bank facility (see note 25h). These covenants will be tested quarterly. Upon the occurrence of an early termination event, Alcatel is required to monetize its various guarantees within three days.

Summarized balance sheet of SVF Trust as of December 31, 2002 and December 31, 2001 (in USD million):

In millions of USD	31/12/2002	31/12/2001		31/12/2002	31/12/2001

Loan receivables	428	700	Certificate of beneficial interest holder Trust A notes Deferred Purchase Price/Cure amount	43 321 64	36 664 —

Total	428	700	Total	428	700

As of December 31, 2002 loan receivables held by SVF Trust amounted to $428 million ($700 million as of December 2001, $214 million as of December 31, 2000). Changes during the year 2002 are due to the following events:

•	Alcatel bought back from the SVF Trust receivables with a principal amount of $(754) million,

•	Alcatel sold to the SVF Trust new receivables with a principal amount of $589 million,

•	Receivables were reimbursed for $(107) million.

The redemption of receivables to the SVF Trust during the exercice 2002 represents a treasury impact of 792 million of euros on the line “decrease (increase) of loans” within the consolidated statement of cash flows.

The deferred payment representing the difference between the face value of the receivables sold and the funded amount received from the Trust is accounted for in other financial assets in Alcatel’s consolidated financial statements and amounts to USD 64 million as of December 31, 2002 (USD 0 million as of December 30, 2001 and USD 0 million as of December 31, 2000).

As of December 31, 2002, a reserve of 24 millions of euros was booked by Alcatel for risk to given guarantees to the SVF Trust.

As Alcatel Group owns no equity share in this Trust, this one is not booked in the Group’s accounts in order to comply with the CRC n°99-02 regulation.

Securitization of customer loan

On May 31, 2002, Alcatel signed a € 480 million securitisation program (the “Securitization”) for the sale of customer loans related to mobile infrastructure contracts to a multi-seller asset-backed commercial paper conduit vehicle sponsored by a financial institution.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Alcatel is a risk participant on a pari passu basis with the other risk participants (the “Alcatel Risk Participation”) for up to 39.7% of the aggregate amount of loans sold by Alcatel. As is customary for a transaction of this nature, Alcatel has also provided third party and a product liability indemnities capped at € 500 million for each of them.

As of December 31, 2002, Alcatel sold under the Securitization an aggregate amount of € 150 million of eligible loans, and under the Alcatel Risk Participation, Alcatel is liable for € 50 million of such amount.

Sale of carry-back receivable

In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the choice to carry-back tax losses from prior years. The cash received from this sale amounts to € 149 million corresponding to the discounted value of this receivable that matures in five years. The difference between the net cash proceeds and the nominal value is recorded over the five year period as a financial expense. It represents a financial expense of € 6.2 million as of December 31, 2002.

Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in case of future law or regulation evolutions resulting in a substantial change in the rights attached to the receivable sold.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 30
Market-related exposures

The Group has a centralize treasury management in order to minimize the Group’s exposure to market risks including: foreign exchange risk, interest rate risk and credit risk.

The Group uses derivative financial instruments with off-balance-sheet risks to manage and reduce its exposure to fluctuations in interest rates and foreign exchange rates. Firm commercial commitments or other firm contracts are hedged by forward exchange transactions while offers are hedged by exchange rate options. Bids generally have a duration of not more than 18 months.

Nearly all the debts are issued in euros, part of them being swapped into currencies in which subsidiaries need to be funded, mainly USD. Most of interest rates derivatives are aimed to convert into floating rate the funds issued with fixed rate.

The Group controls credit risks related to these financial instruments through credits approvals, investment limits authorization and centralized treasury policies but does not usually require pledge of collateral or other guarantees to cover risks linked to these financial instruments.

Because of the diversification of its customers and their geographical location, management believes that credit risk of its customers is limited and there is no material risk of concentration of credit.

a) Currency risk

Financial instruments held or issued at December 31, 2002 are hedges for exchange risks arising from payables or receivables, either commercial or financial, and future transactions. The latter mainly relate to firm commercial contracts and commercial bids expressed in foreign currency

At December 31, 2002, off-balance sheet financial instruments held to manage currency risk are as follows:

	Buy / lend		Sell / borrow

	Principal	Fair	Principal	Fair
	amount	value	amount	value

	in millions of euros
Forward exchange contracts	2,754	(96)	4,041	300
Short-term exchange rate swaps	462	(9)	3,670	133
Long-term currency swaps	22	(3)	794	156
Short-term currency swaps	12	2	340	58
Currency option contracts
- call	1,502	74	1,802	(74)
- put	1,309	71	755	(50)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Analysis by major currency is as follows :

	U.S.	Pound	Swiss	Japanese
	Dollar	sterling	franc	yen	Others	Total

	in millions of euros
Buy or lend
Forward exchange contracts	1,578	288	85	302	501	2,754
Short-term exchange rate swaps	136	90	114	—	123	463
Short-term currency swaps	—	—	—	—	22	22
Long-term currency swaps	—	—	12	—	—	12
Currency option contracts :
- call	176	1,029	—	283	14	1,502
- put	337	217	—	725	30	1,309
Sell or borrow
Forward exchange contracts	3,082	357	94	51	458	4,042
Short-term exchange rate swaps	3,095	280	—	—	295	3,670
Short-term currency swaps	794	—	—	—	—	794
Long-term currency swaps	256	—	—	—	84	340
Currency option contracts :
- call	258	1,018	—	526	—	1,802
- put	169	126	—	431	29	755

Earliest/latest maturity dates for each type of instrument are as follows:

Maturity date

	Earliest	Latest

Forward exchange contracts	January 2003	July 2005
Short-term exchange rate swaps	January 2003	June 2003
Long-term currency swaps	October 2003	September 2005
Short-term currency swaps	June 2003	September 2003
Currency option contracts
- call	January 2003	April 2004
- put	January 2003	February 2004

Principal amounts represent the face value of the financial instruments listed above. Principal amounts expressed in foreign currency are translated into euros at the year-end rate of exchange. The fair value of the quoted financial instruments listed above is based on the quoted market price on the last trading day of the year. The fair value of the non-quoted financial instruments listed above is estimated using one or more conventional models. The judgmental nature of such an undertaking, and the limitations of estimation techniques, may explain the difference between the valuation assumptions and those values that could have been realized at December 31, 2002. Fair values given are indicative of the interest rates and exchange rates prevailing as at December 31, 2002 and it should be noted that minor changes in assumptions concerning both these rates and future cash flows and/or methodologies can have a material effect on the estimated values.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b) Interest rate risk

Financial instruments held at December 31, 2002 are intended to reduce the cost of financial debt and hedge interest rate risk.

At December 31, 2002, off-balance sheet financial instruments relative to interest rate risk are as follows:

	Buy / lend		Sell / borrow

	Principal	Fair	Principal	Fair
	amount	value	amount	value

	in millions of euros
Long-term interest rate swaps	4,550	225	1,702	(107)
Short-term interest rate swaps	1,577	47	2,508	(51)
Interest rate cap contracts	23,849	24	22,814	(24)
FRA	288	—	238	—
Floors	18,024	335	18,069	(335)
Currency option contracts
- call	191	4	191	(4)
- put	858	1	763	(1)

Earliest / latest maturity dates and lowest / highest interest rates are as follows:

	Maturity date		Interest rate
	Earliest	Latest	Lowest	Highest

Long-term interest rate swaps	January 2004	October 2011	2.270	7.685
Short-term interest rate swaps	January 2003	December 2003	1.828	10.390
Interest rate cap contracts	January 2003	March 2006	2.500	6.750
FRA	January 2003	September 2003	1.625	3.208
Floors	January 2003	February 2005	2.500	5.200
Currency option contracts
- call	June 2003	July 2003	3.250	3.500
- put	January 2003	September 2003	3.000	3.750

Principal amounts represent the face value of the financial instruments listed above. The fair value has been obtained by discounting the future differential cash flows at the current market interest rate. For option type instruments, the fair value has been estimated using one or more conventional models.

c) Metal price risk

Following the Initial Public Offering of Nexans in June 2001, the Group is no longer exposed to the risk of metals prices.

d) Stock market risk

Alcatel and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel, subsidiaries may make equity investments in selected companies (See Note 13).

As of December 31, 2002, no transaction are in progress on Alcatel shares or on shares held by Alcatel.

Note 31
Related party transactions

In accordance with French “code de commerce (article D24 point 9)”, a company is considered a related party of another company when both could be fully consolidated in the same group. Since no shareholder of the Group would be entitled to consolidate Alcatel, there are no related parties.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 32
Payroll and staff

	2002	2001	2000

	in millions of euros and number of staff
Wages and salaries (including social security / pension costs)	5,488	6,937	7,617
remuneration of executive officers of Alcatel or in its consolidated subsidiaries*	7.7	8.6	8.1
Staff of consolidated companies at year-end:	75,940	99,314	131,598
- Executives and senior technical staff**	53%	51%	46%

*	Aggregate amount of compensation paid for the full year to the 11 members of the Senior Management as of December 31, 2002 because of their functions in Alcatel or in consolidated companies, amounts to € 7.7 million at December 31, 2002 (8.6 million at December 31, 2001 and € 8.1 million at December 31, 2000).

**	Executives, senior technical staff and positions normally requiring a minimum of three years of higher education.

Note 33
Contingencies

Independent of a certain number of legal proceedings incidental to the normal conduct of its business, which management does not believe to represent significant costs for the Group, Alcatel is involved in the following legal proceedings for which Alcatel has determined that no reserves are required in its financial statements.

France Telecom

Since 1993 a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted for the first time in 1989 in the Transmission division, and the second time in 1992 in the Switching division.

While the issue relating to the Transmission division resulted in the signature of a settlement agreement with France Telecom, the latter, however, filed a civil complaint with the investigating Magistrate regarding the switching activity without quantifying the amount of the alleged damages.

In April 1999, the Group learned that the investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel were misused. Both Alcatel CIT and Alcatel have filed civil complaints to preserve their rights in this respect.

In January 2000, the investigating magistrate declared his investigation closed (it is unclear whether wholly or partially) and several motions challenging the investigation’s procedural validity were filed with the Paris Court of Appeals which rendered a decision dated December 12, 2001. On the one hand the Court of Appeals ruled that certain portions of some investigation’s papers have to be suppressed, on the other hand it rejected the major part of the motions. On May 29, 2002, the Cour de Cassation, Chambre Criminelle, rejected the “pourvois” against this decision. On the other hand, the same court, granting on November 6, 2002 a” motion from a former employee of Alcatel CIT who had been “mis en examen” for the audit of production costs conducted in 1989 in the Transmission division, referred the case back to the Paris Court of Appeals. Accordingly, the investigating magistrate will not be in a position to close her investigation before the end of 2003 at the earliest.

DSC

In connection with the fall in the share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported class action lawsuits (the “Actions”) were filed against Alcatel,

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

challenging the accuracy of certain public disclosures made by Alcatel regarding its financial condition during the first nine months of 1998.

The Actions purported to be brought on behalf of two classes consisting of persons who (i) acquired Alcatel American Depository Shares (ADSs) in connection with Alcatel’s acquisition of DSC Communications Corporation in September 1998 and (ii) purchased Alcatel ADSs acquired call and put options on Alcatel ADSs between March 19, 1998 through September 17, 1998. The actions were consolidated in the United States District Court for the Eastern District of Texas.

The claims of one group of plaintiffs, representing those parties that received Alcatel ADSs during the exchange offer by Alcatel to acquire DSC (the “Exchange Offer Plaintiffs”), were partially dismissed by the court. As for the remainder of their claims, a settlement in which Alcatel made no admission of wrongdoing or liability was approved by the court in 2001.

The court, and subsequently the United States Court of Appeals for the Fifth Circuit, dismissed the complaint of the second group of plaintiffs who acquired ADSs and call and put options between March 19, 1998 and September 17, 1998. The time period for these plaintiffs to seek a writ of certiorari from the United States Supreme Court expired on September 30, 2002 and the matter can now be considered closed.

Class A and Class O shareholders

Several purported class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering for Alcatel Class O shares and in other public statements regarding market demand for Optronics Division products.

The actions purport to be brought on behalf of classes consisting of persons who (i) acquired Alcatel Class O shares in or traceable to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, (ii) all persons who purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) all persons who purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001.

The actions have been filed and consolidated in United States District Court, Southern District of New York. Alcatel intend to defend the actions vigorously and denies any liability or wrongdoing with respect to this litigation.

Although it is not possible at this stage of these cases to predict the outcome with certainty Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that would or may have a significant effect on the activity, the financial position or the assets of Alcatel or the Group.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 34
Main consolidated companies*

		%	%	Consolidation
Company	Country	control	Interest	method

Alcatel (1) (2)	France	100.0	100.0	Parent
company
OPERATIONAL COMPANIES
Alcatel Australia Limited	Australia			Full consolidation
Alcatel Austria A.G	Austria			Full consolidation
Alcatel Bell NV	Belgium			Full consolidation
Alcatel Business Systems S.A.	France			Full consolidation
Alcatel Canada Inc	Canada			Full consolidation
Alcatel Cable France	France			Full consolidation
Alcatel CIT	France			Full consolidation
Alcatel China Investment CO. Ltd	R.P.C			Full consolidation
Alcatel Contracting GmbH	Germany			Full consolidation
Alcatel España S.A.	Spain			Full consolidation
Alcatel Indetel S.A. de C.V.	Mexico			Full consolidation
Alcatel Italia S.p.A.	Italy			Full consolidation
Alcatel Optical Fiber GmbH	Germany			Full consolidation
Alcatel Polska SA	Poland			Full consolidation
Alcatel Portugal SA	Portugal			Full consolidation
Alcatel Schweiz AG	Switzerland			Full consolidation
Alcatel SEL A.G. (1)	Germany			Full consolidation
Alcatel Shanghai Bell	R.P.C	50	50	Full consolidation
Alcatel Space	France			Full consolidation
Alcatel Submarine Networks Limited	U.K			Full consolidation
Alcatel Submarine Networks S.A.	France			Full consolidation
Alcatel Suzhou Telecommunications CO. Ltd	R.P.C			Full consolidation
Alcatel Telecom Limited	U.K			Full consolidation
Alcatel Telecom Nederland BV	The Netherlands			Full consolidation
Alcatel Telecom Norway A/S	Norway			Full consolidation
Alcatel Telecommunicacoes SA	Brazil			Full consolidation
Alcatel USA Inc	U.S			Full consolidation
Radio Frequency Systems GmbH	Germany			Full consolidation
Radio Frequency Systems Inc	U.S			Full consolidation
Shanghai Bell Alcatel Mobile Communication System CO. Ltd	R.P.C	50	50	Full consolidation
Taiwan International Standard Electronic Ltd (Taisel)	Taiwan	60	60	Full consolidation
Evolium Holding SAS	France	66	66	Proportionate

(1)	Publicly traded.

(2)	The activities of Alcatel, as the parent company, are included under “Others”.

*	Percentages of control and interest equal 100% unless specified.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

		%	%	Consolidation
Company	Country	control	Interest	method

HOLDING AND OTHER SEGMENT (2)
Electronic of defense
Thales (ex Thomson-CSF) (1)	France	9.7	9.7	Equity
Financial Holdings
Alcatel Holding Canada Corp.	Canada			Full consolidation
Alcatel NV	Netherlands			Full consolidation
Alcatel Participations	France			Full consolidation
Alcatel UK Limited	U.K			Full consolidation
Cie Immobilière Méridionale	France			Full consolidation
Codelec	France			Full consolidation
Compagnie Financière Alcatel	France			Full consolidation
Coralec	France			Full consolidation
Générale Occidentale	France			Full consolidation
Lubelec	France			Full consolidation
Saft Participations	France			Full consolidation

Financial Services
Electro Banque	France			Full consolidation
Electro Ré	Luxembourg			Full consolidation

(1)	Publicly traded.

(2)	The activities of Alcatel, as the parent company, are included under Others.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 35
Quarterly information (unaudited)

a) Consolidated income statements

2002 published	Q1	Q2	Q3	Q4	Total

		in millions of euros
Net sales	4,296	4,235	3,508	4,508	16,547
Cost of sales	(3,212)	(3,152)	(2,543)	(3,279)	(12,186)

Gross profit	1,084	1,083	965	1,229	4,361

Administrative and selling expenses	(818)	(728)	(669)	(647)	(2,862)
R&D costs	(609)	(532)	(523)	(562)	(2,226)

Income from operations	(343)	(177)	(227)	20	(727)

Interest expenses on notes mandatorily redeemable for shares	—	—	—	(1)	(1)
Financial income (loss)	(71)	(291)	(520)	(136)	(1,018)
Restructuring costs	(139)	(504)	(331)	(500)	(1,474)
Other revenue (expense)	(249)	(254)	(35)	(292)	(830)

Income before amortization of goodwill, taxes and purchased R&D	(802)	(1,226)	(1,113)	(909)	(4,050)

Income tax	186	(20)	(85)	(62)	19
Share in net income of equity affiliates	(104)	(15)	(12)	24	(107)

Consolidated net income before amortization of goodwill and purchased R&D	(720)	(1,261)	(1,210)	(947)	(4,138)

Amortization of goodwill	(113)	(177)	(152)	(147)	(589)
Purchased R&D	—	—	—	—	—
Minority interests	(3)	—	10	(25)	(18)

Net income	(836)	(1,438)	(1,352)	(1,119)	(4,745)

Ordinary shares (A)
Basic earnings per share (in euros)	(0.72)	(1.20)	(1.14)	(0.93)	(3.99)
Diluted earnings per share (in euros)	(0.72)	(1.20)	(1.14)	(0.93)	(3.99)

Alcatel tracking stock (O) (Optronics Division)
Basic earnings per share (in euros)	(0.35)	(1.72)	(0.73)	(1.06)	(3.86)
Diluted earnings per share (in euros)	(0.35)	(1.72)	(0.73)	(1.06)	(3.86)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

2001 published	Q1	Q2	Q3	Q4	Total

		in millions of euros
Net sales	6,207	6,767	5,613	6,766	25,353
Cost of sales	(4,344)	(4,931)	(4,271)	(5,528)	(19,074)

Gross profit	1,863	1,836	1,342	1,238	6,279

Administrative and selling expenses	(1,002)	(980)	(898)	(893)	(3,773)
R&D costs	(775)	(720)	(659)	(713)	(2,867)

Income from operations	86	136	(215)	(368)	(361)

Financial income (loss)	(345)	(831)	(144)	(248)	(1,568)
Restructuring costs	(132)	(1,163)	(231)	(598)	(2,124)
Other revenue (expense)	615	(392)	20	(456)	(213)

Income before amortization of goodwill, taxes and purchased R&D	224	(2,250)	(570)	(1,670)	(4,266)

Income tax	104	541	220	396	1,261
Share in net income of equity affiliates	6	(5)	(1)	(16)	(16)

Consolidated net income before amortization of goodwill and purchased R&D	334	(1,714)	(351)	(1,290)	(3,021)

Amortization of goodwill	(137)	(1,417)	(194)	(185)	(1,933)
Purchased R&D	—	—	(4)	—	(4)
Minority interests	13	14	(9)	(23)	(5)

Net income	210	(3,117)	(558)	(1,498)	(4,963)

Ordinary shares (A)
Basic earnings per share (in euros)	0.18	(2.74)	(0.49)	(1.28)	(4.33)
Diluted earnings per share (in euros)	0.18	(2.74)	(0.49)	(1.28)	(4.33)

Alcatel tracking stock (O) (Optronics Division)
Basic earnings per share (in euros)	0.19	0.12	(0.10)	(1.52)	(1.47)
Diluted earnings per share (in euros)	0.19	0.12	(0.10)	(1.52)	(1.47)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b) Information by segment

2002	Q1	Q2	Q3	Q4	Total

		in millions of euros
Net sales
Carrier Networking	2,085	1,969	1,720	2,417	8,191
Optics	1,047	1,012	704	741	3,504
E-business	591	603	506	568	2,268
Space and Components	702	748	660	881	2,991
Other	—	9	7	6	22
Eliminations	(129)	(106)	(89)	(105)	(429)

Total	4,296	4,235	3,508	4,508	16,547

Income from operations
Carrier Networking	(119)	24	30	279	214
Optics	(153)	(176)	(225)	(285)	(839)
E-business	(28)	(18)	(32)	(17)	(95)
Space and Components	15	31	19	70	135
Others	(58)	(38)	(19)	(27)	(142)

Total	(343)	(177)	(227)	20	(727)

2001 restated (unaudited)	Q1	Q2	Q3	Q4	Total

		in millions of euros
Net sales
Carrier Networking	2,796	2,986	2,448	2,858	11,088
Optics	1,782	2,115	1,777	1,866	7,540
E-business	567	541	494	743	2,345
Space and Components	940	920	793	1,031	3,684
Other	7	6	8	2	23
Eliminations	(301)	(205)	(179)	(150)	(835)

Total	5,791	6,363	5,341	6,350	23,845

Income from operations
Carrier Networking	(14)	54	(100)	(56)	(116)
Optics	198	208	29	(290)	145
E-business	(131)	(178)	(136)	(77)	(522)
Space and Components	53	71	35	(4)	155
Others	13	22	(31)	6	10

Total	119	177	(203)	(421)	(328)

c) Earnings per share

Earnings per share is determined according to the method described in note 8. The following tables present a reconciliation of basic earnings per share and diluted earnings per share for Q4 2002 and Q4 2001.

	Ordinary shares A			Class O shares

			Per share		Number of	Per share
Q4 2002	Net income	Number of shares	amount	Net income	shares	amount

	(in millions of			(in millions of
	euros)			euros)
Basic earnings per share	(1,092)	1,176,475,723	€(0.93)	(27)	25,503,445	€(1.06)
Stock option plans	—	—	—	—	—	—
Notes mandatorily redeemable for shares	—	—	—	—	—	—

Diluted earnings per share	(1,092)	1,176,475,723	€(0.93)	(27)	25,503,445	€(1.06)

Ordinary share A:

The earnings per share computation takes into account that the consolidated subsidiaries owned 62,717,775 shares and no share equivalents.

Class O share:

The earnings per share computation takes into account that the consolidated subsidiaries owned 11,655 shares and no share equivalents.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

	Ordinary shares A			Class O shares

			Per share		Number of	Per share
Q4 2001	Net income	Number of shares	amount	Net income*	shares	amount

	(in millions of			(in millions of
	euros)			euros)
Basic earnings per share	(1,459)	1,143,798,082	€(1.28)	(39)	25,501,225	€(1.52)
Stock option plans	—	—		—	—

Diluted earnings per share	(1,459)	1,143,798,082	€(1.28)	(39)	25,501,225	€(1.52)

Ordinary share A:

The earnings per share computation takes into account that the consolidated subsidiaries owned 71,445,897 shares and no share equivalents.

Class O share:

The earnings per share computation takes into account that the consolidated subsidiaries owned 5,100 shares and no share equivalents.

Note 36
Consolidating financial information

As authorized by the shareholders of Alcatel, the board of directors issued, for the first time in October 2000, Alcatel class O shares (see notes 8). The dividends paid to these Alcatel class O shares are based on the separate performance of the Optronics division of Alcatel.

The Optronics division includes:

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company, acquired on August 1st, 2000, and a wholly-owned subsidiary of Alcatel Optronics France.

•	Alcatel Optronics UK (ex Kymata), a U.K. company acquired on September 21, 2001. Alcatel Optronics UK is a wholly-owned subsidiary of Alcatel Optronics France. Alcatel Optronics Netherlands, a wholly-owned subsidiary of Alcatel Optronics UK, was sold to management on June 2, 2002.

Alcatel prepares separate financial statements of the Optronics division. In addition, Alcatel also prepares consolidating financial information that depicts in separate columns the financial position, results of operations and cash-flows of the Optronics division and of Alcatel excluding the Optronics division with a separate column reflecting eliminating adjustments. Such statements will also highlight intergroup allocations of common expenses and related party transactions in separate line items.

For each group, Alcatel attributed assets, liabilities, equity, revenue and expenses, except common services, based on specific identification of the subsidiaries which are included in each group.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The combined financial statements are issued based on historical financial information and actual cost allocation between the Optronics Division and Group without the Optronics Division. The combined financial statements give effect to the Basic Intercompany Agreement only from the effective date of the agreement. Any differences that the agreement may have had on the combined financial statements, had it been signed during the periods presented, are immaterial. The analysis described below outlines the key elements of the “Basic Intercompany Agreement” and the allocation methodology.

For common expenses, Alcatel used other methods and criteria that Alcatel believes are fair and provide a reasonable allocation of the cost of common services used by the groups :

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Cash management and allocation policies

The capital structure of the Optronics division:

•	has been based on the current capital structure and financial position of Alcatel Optronics, and existing cash, debt balances and transactions have been maintained,

•	for Alcatel Optronics USA, cash transactions have been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its formation at the end of June 2000. From July 1, 2000, Alcatel Optronics US has its own cash and records the corresponding financial interests.

Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period. For Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

Costs of sales

Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses. Allocation criteria include square footage for facilities, number of connections for information technology, headcount for human resources and amount of fixed assets and inventories for property taxes.

Following the signature of the “Basic Intercompany Agreement” and the creation of Alcatel Optronics USA, the reinvoicing of the Optronics Division was set forth in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

Administrative & selling expenses

Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate such costs among its various businesses generally based on turnover.

Research and development

Research & development activities carried out by Alcatel related to the Optronics business and used by the Optronics division have been allocated to the Optronics division, net of any funding already recorded by the Optronics division to the Alcatel Research Center.

According to the “Basic Intercompany Agreement”, Optronics will pay to Alcatel a fixed amount of € 6.1 million per year until 2001 at the earliest, for short- and medium-term R&D projects. Furthermore, and starting from year 2001, Optronics will repay to Alcatel a sum amounting to 1% of its net revenues less cost of goods sold related to those goods, and more specifically components, bought by Optronics from other Alcatel subsidiaries in the course of long-term R&D projects.

Income tax

Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division.

Eliminations between Alcatel excluding the Optronics division and the Optronics division

•	Inter-group transactions have been eliminated, including sales, purchases and other services. Margin in inventories of Optronics division’s products held by Alcatel entities outside the Optronics division has been eliminated.

•	Inter-group balances have been eliminated including receivables, payables and other balances resulting from inter-group transactions.

•	Inter-group cash-flows have been eliminated including cash flows provided by financing activities and dividends paid by entities of the Optronics division to Alcatel.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

a) Consolidating financial statements as of December 2002

     1) Consolidating income statement for Q4 2002 (unaudited)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	4,505.1	2.9	—	4,508.0
Inter-group transactions	3.9	7.7	(11.6)	—
Net sales	4,509.0	10.6	(11.6)	4,508.0
External	(3,255.4)	(23.6)	—	(3,279.0)
Inter-group allocated expenses	0.3	(0.3)	—	—
Inter-group transactions	(6.7)	(4.9)	11.6	—
Cost of sales	(3,261.8)	(28.8)	11.6	(3,279.0)
Gross Profit	1,247.2	(18.2)	—	1,229.0

External	(645.8)	(1.2)	—	(647.0)
Inter-group allocated expenses	0.6	(0.6)	—	—
Inter-group transactions	2.3	(2.3)	—	—
Administrative and selling expenses	(642.9)	(4.1)	—	(647.0)
External	(553.4)	(8.6)	—	(562.0)
Inter-group allocated expenses	1.5	(1.5)	—
Research & development expenses	(551.9)	(10.1)	—	(562.0)
Income from operations	52.4	(32.4)	—	20.0

Returns on ORA	(1.0)	—	—	(1.0)
External	(135.8)	(0.2)	—	(136.0)
Inter-group allocated expenses	2.3	(2.3)	—	—
Inter-group transactions	0.3	(0.3)	—	—
Financial income (loss)	(133.2)	(2.8)	—	(136.0)
Restructuring costs	(495.3)	(4.7)	—	(500.0)
Other revenue (expenses)	(208.9)	(83.1)	—	(292.0)
Income before amortization of goodwill and taxes	(786.0)	(123.0)	—	(909.0)

External	(62.0)	—	—	(62.0)
Inter-group transactions	(6.4)	6.4	—	—
Income tax	(68.4)	6.4	—	(62.0)
Share in net income of equity affiliates	24.0	—	—	24.0
Consolidated net income before amortization of goodwill	(830.4)	(116.6)	—	(947.0)

Amortization of goodwill	(148.1)	1.1	—	(147.0)
Minority interests	(25.0)	—	—	(25.0)

Net income	(1,003.5)	(115.5)	—	(1,119.0)

2) Consolidating income statement for December 31, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

		(in millions of euro)
External	16,521.0	26.0	—	16,547.0
Inter-group transactions	29.7	58.1	(87.8)	—
Net sales	16,550.7	84.1	(87.8)	16,547.0
External	(12,044.4)	(141.6)	—	(12,186.0)
Inter-group allocated expenses	2.0	(2.0)	—	—
Inter-group transactions	(54.1)	(33.7)	87.8	—
Cost of sales	(12,096.5)	(177.3)	87.8	(12,186.0)
Gross Profit	4,454.2	(93.2)	—	4,361.0

External	(2,840.3)	(21.7)	—	(2,862.0)
Inter-group allocated expenses	3.2	(3.2)	—	—
Inter-group transactions	7.4	(7.4)	—	—
Administrative and selling expenses	(2,829.7)	(32.3)	—	(2,862.0)
External	(2,186.2)	(39.8)	—	(2,226.0)
Inter-group allocated expenses	6.1	(6.1)	—	—
Research & development expenses	(2,180.1)	(45.9)	—	(2,226.0)
Income from operations	(555.6)	(171.4)	—	(727.0)

Return on ORA	(1.0)	—	—	(1.0)
External	(1,016.9)	(1.1)	—	(1,018.0)
Inter-group allocated expenses	7.9	(7.9)	—	—
Inter-group transactions	1.2	(1.2)	—	—
Financial income (loss)	(1,007.8)	(10.2)	—	(1,018.0)
Restructuring costs	(1,396.6)	(77.4)	—	(1,474.0)
Other revenue (expenses)	(741.7)	(88.3)	—	(830.0)
Income before amortization of goodwill and taxes	(3,702.7)	(347.3)	—	(4,050.0)

External	19.0	—	—	19.0
Inter-group transactions	17.7	(17.7)	—	—
Income tax	36.7	(17.7)	—	19.0
Share in net income of equity affiliates	(107.0)	—	—	(107.0)
Consolidated net income before amortization of goodwill	(3,773.0)	(365.0)	—	(4,138.0)

Amortization of goodwill	(535.2)	(53.8)	—	(589.0)
Minority interests	(18.0)	—	—	(18.0)

Net income	(4,326.2)	(418.8)	—	(4,745.0)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

3) Consolidating balance sheet as of December 31, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

		(in millions of euro)
Goodwill, net	4,597.0	—	—	4,597.0
Other intangible assets, net	310.4	1.6	—	312.0
Intangible assets, net	4,907.4	1.6	—	4,909.0
External	7,964.8	271.2	—	8,236.0
Inter-group allocations	—	—	—	—
Inter-group transactions	(35.6)	35.6	—	—
Total property, plant and equipment	7,929.2	306.8	—	8,236.0
External	(5,529.7)	(207.3)	—	(5,737.0)
Inter-group allocations	—	—	—	—
Inter-group transactions	11.9	(11.9)	—	—
Less total accumulated depreciation	(5,517.8)	(219.2)	—	(5,737.0)
Property, plant and equipment, net	2,411.4	87.6	—	2,499.0
Share in net assets of equity affiliates	306.0	—	—	306.0
Other investments and miscellaneous, net	974.1	0.9	—	975.0
Investments	1,280.1	0.9	—	1,281.0

TOTAL FIXED ASSETS	8,598.9	90.1	—	8,689.0

Total inventories and work-in-progress, net	2,312.6	16.4	—	2,329.0
External	4,711.8	4.2	—	4,716.0
Inter-group transactions	5.6	3.8	(9.4)	—
Total trade receivables and related accounts, net	4,717.4	8.0	(9.4)	4,716.0
External	4,013.8	23.2	—	4,037.0
Inter-group transactions	—	—	—	—
Other accounts receivable	4,013.8	23.2	—	4,037.0
Accounts receivable, net	8,731.2	31.2	(9.4)	8,753.0
Cash Pooling — Alcatel current account	(18.5)	18.5	—	—
Marketable securities, net	716.0	—	—	716.0
Cash	5,391.1	1.9	—	5,393.0
Cash and cash equivalents	6,088.6	20.4	—	6,109.0

TOTAL CURRENT ASSETS	17,132.4	68.0	(9.4)	17,191.0

Total assets	25,731.3	158.1	(9.4)	25,880.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/SHAREHOLDERS EQUITY	5,198.2	(191.2)	—	5,007.0
Minority interests	343.0	—	—	343.0
Other shareholders equity	645.0	—	—	645.0
Accrued pension and retirement obligations	1,013.6	2.4	—	1,016.0
Other reserves	3,277.5	23.5	—	3,301.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,291.1	25.9	—	4,317.0
Bonds and notes issued	5,325.0	—	—	5,325.0
Cash pooling — Alcatel current account	(254.6)	254.6	—	—
External	457.9	0.1	—	458.0
Inter-group transactions	(24.5)	24.5	—	—
Other borrowings	433.4	24.6	—	458.0
TOTAL FINANCIAL DEBT	5,503.8	279.2	—	5,783.0
External	1,481.9	0.1	—	1,482.0
Inter-group transactions	—	—	—	—
Advances from customers	1,481.9	0.1	—	1,482.0
External	4,139.5	22.5	—	4,162.0
Inter-group transactions	3.8	5.6	(9.4)	—
Trade payables and related accounts	4,143.3	28.1	(9.4)	4,162.0
Debt linked to the bank activity	246.0	—	—	246.0
External	3,879.0	16.0	—	3,895.0
Inter-group transactions	—	—	—	—
Other payables	3,879.0	16.0	—	3,895.0
TOTAL OTHER LIABILITIES	9,750.2	44.2	(9.4)	9,785.0

Total liabilities and net worth of the division	25,731.3	158.1	(9.4)	25,880.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

4) Consolidating statement of cash flows for December 31, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	(4,326.2)	(418.8)	—	(4,745.0)
Minority interests	18.0	—	—	18.0
Adjustments to reconcile income to net cash provided by operating activities:
- Depreciation and amortization, net	1,360.2	238.8	—	1,599.0
External	1,364.2	234.8	—	1,599.0
Inter-group transactions	(4.0)	4.0	—
- Changes in reserves for pension obligations, net	(2.8)	(0.2)	—	(3.0)
- Changes in other reserves, net	1,422.3	(64.3)	—	1,358.0
- Net (gain) loss on disposal of non-current assets	(295.7)	8.7	—	(287.0)
- Share in Net income of equity affiliates	188.0	—	—	188.0
- other	—	—	—	—

Working capital provided by operations	(1,636.2)	(235.8)	—	(1,872.0)

Net change in current assets and liabilities:
- Decrease (increase) in accounts receivable	5,092.9	157.0	(82.9)	5,167.0
External	5,055.8	111.2	—	5,167.0
Inter-group transactions	37.1	45.8	(82.9)
- Decrease (increase) in inventories	1,905.1	94.9	—	2,000.0
- Increase (decrease) in accounts payable and accrued expenses	(2,570.4)	(84.5)	82.9	(2,572.0)
External	(2,524.6)	(47.4)	—	(2,572.0)
Inter-group transactions	(45.8)	(37.1)	82.9

Net cash provided by operating activities	2,791.4	(68.4)	—	2,723.0

Cash flows from investing activities
Proceeds from disposal of fixed assets	267.7	12.3	—	280.0
Capital expenditures	(468.9)	(21.1)	—	(490.0)
External	(475.0)	(15.0)	—	(490.0)
Inter-group transactions	6.1	(6.1)	—
Decrease (increase) in loans	(839.0)	—	—	(839.0)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(192.9)	(0.1)	—	(193.0)
External	(193.0)	—	—	(193.0)
Inter-group transactions	0.1	(0.1)	—
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	811.4	1.6	—	813.0
External	811.4	1.6	—	813.0
Inter-group transactions	—	—	—
Decrease (increase) in Alcatel current account (maturity more than 3 months)	—	—	—	—

Net cash provided (used) by investing activities	(421.7)	(7.3)	—	(429.0)

Net cash flows after investing activities	2,369.7	(75.7)	—	2,294.0

Cash flows from financing activities
Increase (Decrease) in short-term debt	(1,551.3)	82.3	—	(1,469.0)
Proceeds from issuance of long-term debt	652.0	(7.0)	—	645.0
Proceeds from issuance of shares	8.0	—	—	8.0
External	8.0	—	—	8.0
Inter-group transactions	—	—	—
Funds allocated by Alcatel	(3.3)	3.3	—
Dividends (paid)/received	(273.1)	(2.9)	—	(276.0)
External	(276.0)	—	—	(276.0)
Inter-group transactions	2.9	(2.9)	—

Net cash provided (used) by financing activities	(1,167.7)	75.7	—	(1,092.0)

Net effect of exchange rate changes	(149.5)	(0.5)	—	(150.0)

Net increase (decrease) in cash and cash equivalents	1,052.5	(0.5)	—	1,052.0

Cash and cash equivalents at beginning of year	4,992.1	20.9	—	5,013.0

Cash and cash equivalents at end of year without listed marketable securities	6,044.6	20.4	—	6,065.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b) Consolidating financial statements as of December 2001

1) Consolidating income statement for Q4 2001 (unaudited)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	6,751.5	14.5	—	6,766.0
Inter-group transactions	10.6	55.4	(66.0)	—
Net sales	6,762.1	69.9	(66.0)	6,766.0
External	(5,404.0)	(124.0)	—	(5,528.0)
Inter-group allocated expenses	0.5	(0.5)	—	—
Inter-group transactions	(58.2)	(12.5)	70.7	—
Cost of sales	(5,461.7)	(137.0)	70.7	(5,528.0)
Gross Profit	1,300.4	(67.1)	4.7	1,238.0

External	(881.1)	(11.9)	—	(893.0)
Inter-group allocated expenses	1.9	(1.9)	—	—
Inter-group transactions	(0.7)	0.7	—	—
Administrative and selling expenses	(879.9)	(13.1)	—	(893.0)
External	(696.6)	(16.4)	—	(713.0)
Inter-group allocated expenses	1.9	(1.9)	—	—
Research & development expenses	(694.7)	(18.3)	—	(713.0)
Income from operations	(274.2)	(98.5)	4.7	(368.0)

External	(245.2)	(2.8)	—	(248.0)
Inter-group allocated expenses	1.2	(1.2)	—	—
Inter-group transactions	0.1	(0.1)	—	—
Financial income (loss)	(243.9)	(4.1)	—	(248.0)
Restructuring costs	(590.5)	(7.5)	—	(598.0)
Other revenue (expenses)	(434.5)	(21.5)	—	(456.0)
Income before amortization of goodwill and taxes	(1,543.1)	(131.6)	4.7	(1,670.0)

External	396.0	—	—	396.0
Inter-group transactions	(36.2)	39.1	(2.9)	—
Income tax	360.8	39.1	(2.9)	396.0
Share in net income of equity affiliates	(16.0)	—	—	(16.0)
Consolidated net income before amortization of goodwill	(1,199.3)	(92.5)	1.8	(1,290.0)

Amortization of goodwill	(112.9)	(72.1)	—	(185.0)
Minority interests	(23.0)	—	—	(23.0)

Net income	(1,335.2)	(164.6)	1.8	(1,498.0)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

2) Consolidating income statement for December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	25,266.8	86.2	—	25,353.0
Inter-group transactions	92.1	384.2	(476.3)	—
Net sales	25,358.9	470.4	(476.3)	25,353.0
External	(18,742.6)	(331.4)	—	(19,074.0)
Inter-group allocated expenses	2.6	(2.6)	—	—
Inter-group transactions	(394.0)	(94.0)	488.0	—
Cost of sales	(19,134.0)	(428.0)	488.0	(19,074.0)
Gross Profit	6,224.9	42.4	11.7	6,279.0

External	(3,751.4)	(21.6)	—	(3,773.0)
Inter-group allocated expenses	7.5	(7.5)	—	—
Inter-group transactions	9.8	(9.8)	—	—
Administrative and selling expenses	(3,734.0)	(39.0)	—	(3,773.0)
External	(2,814.6)	(52.4)	—	(2,867.0)
Inter-group allocated expenses	9.6	(9.6)	—	—
Research & development expenses	(2,805.0)	(62.0)	—	(2,867.0)
Income from operations	(314.1)	(58.6)	11.7	(361.0)

External	(1,565.0)	(3.0)	—	(1,568.0)
Inter-group allocated expenses	2.2	(2.2)	—	—
Inter-group transactions	0.5	(0.5)	—	—
Financial income (loss)	(1,562.2)	(5.8)	—	(1,568.0)
Restructuring costs	(2,116.5)	(7.5)	—	(2,124.0)
Other revenue (expenses)	(191.5)	(21.5)	—	(213.0)
Income before amortization of goodwill, taxes and purchased R&D	(4,184.3)	(93.4)	11.7	(4,266.0)

External	1,261.0	—	—	1,261.0
Inter-group transactions	(20.8)	26.3	(5.5)	—
Income tax	1,240.2	26.3	(5.5)	1,261.0
Share in net income of equity affiliates	(16.0)	—	—	(16.0)
Consolidated net income before amortization of goodwill and purchased R&D	(2,960.1)	(67.1)	6.2	(3,021.0)

Amortization of goodwill	(1,855.8)	(77.2)	—	(1,933.0)
Purchased R&D	(4.0)	—	—	(4.0)
Minority interests	(5.0)	—	—	(5.0)

Net income	(4,824.9)	(144.3)	6.2	(4,963.0)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

3) Consolidating balance sheet as of December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	5,198.9	58.1	—	5,257.0
Other intangible assets, net	459.9	12.1	—	472.0
Intangible assets, net	5,658.8	70.2	—	5,729.0
External	9,363.9	334.1	—	9,698.0
Inter-group allocations	—	—	—	—
Inter-group transactions	(31.4)	31.4	—	—
Total property, plant and equipment	9,332.5	365.5	—	9,698.0
External	(5,401.4)	(94.6)	—	(5,496.0)
Inter-group allocations	—	—	—	—
Inter-group transactions	8.0	(8.0)	—	—
Less total accumulated depreciation	(5,393.4)	(102.6)	—	(5,496.0)
Property, plant and equipment, net	3,939.1	262.9	—	4,202.0
Share in net assets of equity affiliates	799.0	0.8	—	799.0
Other investments and miscellaneous, net	1,168.2	0.8	—	1,169.0
Investments	1,967.2			1,968.0

TOTAL FIXED ASSETS	11,565.1	333.9	—	11,899.0

Total inventories and work-in-progress, net	4,620.6	60.4	—	4,681.0
External	8,083.0	22.0	—	8,105.0
Inter-group transactions	42.7	49.6	(92.3)	—
Total trade receivables and related accounts, net	8,125.7	71.5	(92.3)	8,105.0
External	6,726.5	124.5	—	6,851.0
Inter-group transactions	—	—	—	—
Other accounts receivable	6,726.5	124.5	—	6,851.0
Accounts receivable, net	14,852.2	196.0	(92.3)	14,956.0
Cash Pooling — Alcatel current account	—	—	—	—
Marketable securities, net	488.1	1.9	—	490.0
Cash Pooling — Alcatel current account	(16.0)	16.0	—
Cash	4,520.0	3.0	—	4,523.0
Cash and cash equivalents	4,992.1	20.9	—	5,013.0

TOTAL CURRENT ASSETS	24,465.0	277.3	(92.3)	24,650.0

Total assets	36,030.1	611.2	(92.3)	36,549.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/SHAREHOLDERS EQUITY	9,596.4	230.6	—	9,827.0
Minority interests	219.0	—	—	219.0
Accrued pension and retirement obligations	1,117.4	2.6	—	1,120.0
Other reserves	4,116.7	37.3	—	4,154.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES	5,234.1	39.9	—	5,274.0
Bonds and notes issued	5,969.0	—	—	5,969.0
Cash pooling — Alcatel current account	(159.5)	159.5	—	—
External	1,684.6	21.4	—	1,706.0
Inter-group transactions	(24.0)	24.0	—	—
Other borrowings	1,660.6	45.4	—	1,706.0
TOTAL FINANCIAL DEBT	7,470.1	204.9	—	7,675.0
External	1,692.8	0.2	—	1,693.0
Inter-group transactions	—	—	—	—
Advances from customers	1,692.8	0.2	—	1,693.0
External	5,024.9	55.1	—	5,080.0
Inter-group transactions	49.6	42.7	(92.3)	—
Trade payables and related accounts	5,074.5	97.8	(92.3)	5,080.0
Debt linked to the bank activity	660.0	—	—	660.0
External	6,083.2	37.8	—	6,121.0
Inter-group transactions	—	—	—	—
Other payables	6,083.2	37.8	—	6,121.0
TOTAL OTHER LIABILITIES	13,510.5	135.8	(92.3)	13,554.0

Total liabilities and net worth of the division	36,030.1	611.2	(92.3)	36,549.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

4) Consolidating statement of cash flows for December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	(4,824.9)	(144.3)	6.2	(4,963.0)
Minority interests	5.0	—	—	5.0
Adjustments to reconcile income to net cash provided by operating activities:
- Depreciation and amortization, net	3,088.2	127.8	—	3,216.0
External	3,090.1	125.9	—	3,216.0
Inter-group transactions	(1.9)	1.9	—	—
- Changes in reserves for pension obligations, net	40.5	0.5	—	41.0
- Changes in other reserves, net	1,878.9	116.6	5.5	2,001.0
- Net (gain) loss on disposal of non-current assets	(948.2)	5.2	—	(943.0)
- Share in Net income of equity affiliates	88.0	—	—	88.0
- other	—	—	—	—

Working capital provided by operations	(672.5)	105.8	11.7	(555.0)

Net change in current assets and liabilities:
- Decrease (increase) in accounts receivable	1,155.8	(35.9)	(2.9)	1,117.0
External	1,152.0	(35.0)	—	1,117.0
Inter-group transactions	3.8	(0.9)	(2.9)	—
- Decrease (increase) in inventories	1,220.1	(22.4)	(11.7)	1,186.0
- Increase (decrease) in accounts payable and accrued expenses	(1,131.5)	(74.4)	2.9	(1,203.0)
External	(1,132.4)	(70.6)	—	(1,203.0)
Inter-group transactions	0.9	(3.8)	2.9	—

Net cash provided by operating activities	571.9	(26.9)	—	545.0

Cash flows from investing activities
Proceeds from disposal of fixed assets	181.7	0.3	—	182.0
Capital expenditures	(1,611.4)	(136.6)	—	(1,748.0)
External	(1,625.4)	(122.6)	—	(1,748.0)
Inter-group transactions	14.0	(14.0)	—	—
Decrease (increase) in loans	299.0	—	—	299.0
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(849.3)	(104.7)	211.0	(743.0)
External	(743.0)	—	—	(743.0)
Inter-group transactions	(106.3)	(104.7)	211.0	—
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	3,731.7	—	(104.7)	3,627.0
External	3,627.0	—	—	3,627.0
Inter-group transactions	104.7	—	(104.7)	—
Decrease (increase) in Alcatel current account (maturity more than 3 months)	—	—	—	—

Net cash provided (used) by investing activities	1,751.7	(241.0)	106.3	1,617.0

Net cash flows after investing activities	2,323.6	(267.9)	106.3	2,162.0

Cash flows from financing activities
Increase (Decrease) in short-term debt	(1,543.3)	142.3	—	(1,401.0)
Proceeds from issuance of long-term debt	1,745.1	(1.1)	—	1,744.0
Proceeds from issuance of shares	8.0	106.3	(106.3)	8.0
External	8.0	—	—	8.0
Inter-group transactions	—	106.3	(106.3)	—
Funds allocated by Alcatel	—	—	—	—
Dividends (paid)/received	(557.5)	(9.5)	—	(567.0)
External	(567.0)	—	—	(567.0)
Inter-group transactions	9.5	(9.5)	—	—

Net cash provided (used) by financing activities	(347.7)	238.0	(106.3)	(216.0)

Net effect of exchange rate changes	5.4	1.6	—	7.0

Net increase (decrease) in cash and cash equivalents	1,981.3	(28.3)	—	1,953.0

Cash and cash equivalents at beginning of year	3,010.8	49.2	—	3,060.0

Cash and cash equivalents at end of year	4,992.1	20.9	—	5,013.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

c) Consolidating financial statements as of December 2000

1) Consolidating income statement for Q4 2000 (unaudited)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	9,628.3	60.7	—	9,689
Inter-group transactions	29.3	85.4	(114.7)	—
Net sales	9,657.6	146.1	(114.7)	9,689
External	(6,765.0)	(74.0)	—	(6,839)
Inter-group allocated expenses	1.8	(1.8)	—	—
Inter-group transactions	(87.2)	(19.2)	106.5	—
Cost of sales	(6,850.3)	(95.2)	106.5	(6,839)
Gross Profit	2,807.3	50.9	(8.2)	2,850

External	(1,202.7)	(3.3)	—	(1,206)
Inter-group allocated expenses	1.9	(1.9)	—	—
Inter-group transactions	4.3	(4.3)	—	—
Administrative and selling expenses	(1,196.5)	(9.5)	—	(1,206)
External	(753.6)	(9.4)	—	(763)
Inter-group allocated expenses	1.5	(1.5)	—	—
Research & development expenses	(752.1)	(10.9)	—	(763)
Income from operations	858.6	30.6	(8.2)	881

External	(204.9)	(1.1)	—	(206)
Inter-group allocated expenses	(0.7)	0.7	—	—
Inter-group transactions	0.1	(0.1)	—	—
Financial income (loss)	(205.4)	(0.6)	—	(206)
Restructuring costs	(27)	—	—	(27)
Other revenue (expenses)	(9.1)	0.1	—	(9)
Income before amortization of goodwill, taxes and purchased R&D	617.1	30.1	(8.2)	639

External	(83)	—	—	(83)
Inter-group transactions	7.8	(10.8)	3	—
Income tax	(75.2)	(10.8)	3	(83)
Share in net income of equity affiliates	1.0	—	—	1
Consolidated net income before amortization of goodwill and purchased R&D	542.9	19.3	(5.2)	557

Amortization of goodwill	(129.2)	(1.8)	—	(131)
Purchased R&D	0.5	(0.5)	—	—
Minority interests	—	—	—	—

Net income	414.2	17	(5.2)	426

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

2) Consolidating income statement for December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	31,263.7	144.3	—	31,408
Inter-group transactions	51.5	288.0	(339.5)	—
Net sales	31,315.2	432.3	(339.5)	31,408
External	(21,960.9)	(232.1)	—	(22,193)
Inter-group allocated expenses	2.4	(2.4)	—	—
Inter-group transactions	(287.5)	(42.2)	329.7	—
Cost of sales	(22,245.9)	(276.8)	329.7	(22,193)
Gross Profit	9,069.3	155.5	(9.8)	9,215

External	(4,126.2)	(9.8)	—	(4,136)
Inter-group allocated expenses	6.2	(6.2)	—	—
Inter-group transactions	8.4	(8.4)	—	—
Administrative and selling expenses	(4,111.6)	(24.4)	—	(4,136)
External	(2,798.0)	(30.0)	—	(2,828)
Inter-group allocated expenses	6.1	(6.1)	—	—
Research & development expenses	(2,791.9)	(36.1)	—	(2,828)
Income from operations	2,165.7	95.1	(9.8)	2,251

External	(433.5)	(1.5)	—	(435)
Inter-group allocated expenses	(1.5)	1.5	—	—
Inter-group transactions	0.4	(0.4)	—	—
Financial income (loss)	(434.6)	(0.4)	—	(435)
Restructuring costs	(143)	—	—	(143)
Other revenue (expenses)	622.9	0.1	—	623
Income before amortization of goodwill, taxes and purchased R&D	2,211.0	94.8	(9.8)	2,296

External	(497)	—	—	(497)
Inter-group transactions	29.3	(32.9)	3.6	—
Income tax	(467.7)	(32.9)	3.6	(497)
Share in net income of equity affiliates	125	—	—	125
Consolidated net income before amortization of goodwill and purchased R&D	1,868.3	61.9	(6.2)	1,924

Amortization of goodwill	(573.1)	(2.9)	—	(576)
Purchased R&D	0.5	(21.5)	—	(21)
Minority interests	(3)	—	—	(3)

Net income	1,292.7	37.5	(6.2)	1,324

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

3) Consolidating balance sheet as of December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	6,910.6	132.4	—	7,043
Other intangible assets, net	481.3	22.7	—	504
Intangible assets, net	7,391.9	155.1	—	7,547
External	11,796.2	144.8	—	11,941
Inter-group allocations	—	—	—	—
Inter-group transactions	(17.4)	17.4	—	—
Total property, plant and equipment	11,778.8	162.2	—	11,941
External	(7,234.4)	(48.6)	—	(7,283)
Inter-group allocations	—	—	—	—
Inter-group transactions	6.0	(6.0)	—	—
Less total accumulated depreciation	(7,228.4)	(54.6)	—	(7,283)
Property, plant and equipment, net	4,550.4	107.6	—	4,658
Share in net assets of equity affiliates	1,152.0	—	—	1,152
Other investments and miscellaneous, net	3,327.0	—	—	3,327
Investments	4,479.0	—	—	4,479

TOTAL FIXED ASSETS	16,421.3	262.7	—	16,684

Total inventories and work-in-progress, net	7,295.7	131.0	(11.7)	7,415
External	10,616.0	43.0	—	10,659
Inter-group transactions	46.5	48.7	(95.2)	—
Total trade receivables and related accounts, net	10,662.5	91.7	(95.2)	10,659
External	5,118.4	41.6	—	5,160
Inter-group transactions	—	—	—	—
Other accounts receivable	5,118.4	41.6	—	5,160
Accounts receivable, net	15,780.9	133.3	(95.2)	15,819
Cash Pooling — Alcatel current account
Marketable securities, net	440.9	2.1	—	443
Cash Pooling — Alcatel current account	(46.7)	46.7	—	—
Cash	2,616.6	0.4	—	2,617
Cash and cash equivalents	3,010.8	49.2	—	3,060

TOTAL CURRENT ASSETS	26,087.4	313.5	(106.9)	26,294

Total assets	42,508.7	576.2	(106.9)	42,978

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/SHAREHOLDERS EQUITY	14,020.2	347.0	(6.2)	14,361
Minority interests	435	—	—	435
Accrued pension and retirement obligations	1,289.9	2.1	—	1,292
Other reserves (a)	2,986.0	19.0	—	3,005
TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,275.9	21.1	—	4,297
Bonds and notes issued	4,972.0	—	—	4,972
External	2,410.9	7.1	—	2,418
Inter-group transactions	(29.0)	29.0	—	—
Other borrowings	2,381.9	36.1	—	2,418
TOTAL FINANCIAL DEBT	7,353.9	36.1	—	7,390
External	1,559.9	0.1	—	1,560
Inter-group transactions	—	—	—	—
Advances from customers	1,559.9	0.1	—	1,560
External	6,320.2	72.8	—	6,393
Inter-group transactions	48.7	46.5	(95.2)	—
Trade payables and related accounts (a)	6,368.9	119.3	(95.2)	6,393
Debt linked to the bank activity	932.0	—	—	932
External	7,557.4	52.6	—	7,610
Inter-group transactions	5.5	—	(5.5)	—
Other payables	7,562.9	52.6	(5.5)	7,610
TOTAL OTHER LIABILITIES	16.423.7	172.0	(100.7)	16,495

Total liabilities and net worth of the division	42,508.7	576.2	(106.9)	42,978

(a)	Accrued contract costs previously under the line “accrued contracts costs and other reserves” have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

4) Consolidating statement of cash flows for December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	1,292.7	37.5	(6.2)	1,324
Minority interests	3.0	—	—	3
Adjustments to reconcile income to net cash provided by operating activities:
- Depreciation and amortization, net	1,743.7	42.3	—	1,786
External	1,745.0	41.0	—	1,786
Inter-group transactions	(1.3)	1.3	—	—
- Changes in reserves for pension obligations, net	23.6	0.4	—	24
- Changes in other reserves, net	(39.8)	7.8	—	(32)
- Net (gain) loss on disposal of non-current assets	(915.0)	—	—	(915)
- Share in Net income of equity affiliates	(47)	—	—	(47)
- other	(9.6)	9.6	—	—

Working capital provided by operations	2,051.6	97.6	(6.2)	2,143

Net change in current assets and liabilities:
- Decrease (increase) in accounts receivable	(2,098.3)	(78.1)	29.4	(2,147)
External	(2,079.7)	(67.3)	—	(2,147)
Inter-group transactions	(18.6)	(10.8)	29.4	—
- Decrease (increase) in inventories	(3,251.3)	(88.5)	9.8	(3,330)
- Increase (decrease) in accounts payable and accrued expenses	2,007.8	114.2	(33.0)	2,089
External	1,993.4	95.6	—	2,089
Inter-group transactions	14.4	18.6	(33.0)	—

Net cash provided by operating activities	(1,290.2)	45.2	—	(1,245)

Cash flows from investing activities
Proceeds from disposal of fixed assets	107.0	—	—	107
Capital expenditures	(1,761.7)	(72.3)	—	(1,834)
External	(1,761.7)	(72.3)	—	(1,834)
Inter-group transactions		—	—	—
Decrease (increase) in loans	(962.0)	—	—	(962)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(649.5)	(184.5)	—	(834)
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	1,572.9	6.1	—	1,579
Decrease (increase) in Alcatel current account (maturity more than 3 months)	—	—	—	—

Net cash provided (used) by investing activities	(1,693.3)	(250.7)	—	(1,944)

Net cash flows after investing activities	(2,983.5)	(205.5)	—	(3,189)

Cash flows from financing activities
Decrease in advance from Alcatel CIT	—	—	—	—
Increase (Decrease) in short-term debt	(906.4)	17.4	—	(889)
Proceeds from issuance of long-term debt	2,564.2	0.8	—	2,565
Principal payment under capital lease obligation	1.3	(1.3)	—	—
Proceeds from issuance of shares	1,245.0	245.0	—	1,490
External	1,490	—	—	1,490
Inter-group transactions	(245)	245.0	—	—
Funds allocated by Alcatel	—	—	—	—
Dividends (paid)/received	(496.5)	(11.5)	—	(508)
External	(508.0)	—	—	(508)
Inter-group transactions	11.5	(11.5)	—	—

Net cash provided (used) by financing activities	2,407.6	250.4	—	2,658

Net effect of exchange rate changes	(4.0)	—	—	(4)

Net increase (decrease) in cash and cash equivalents	(579.9)	44.9	—	(535)

Cash and cash equivalents at beginning of year	3,590.7	4.3	—	3,595

Cash and cash equivalents at end of year	3,010.8	49.2	—	3,060

ALCATEL OPTRONICS

2002 COMBINED FINANCIAL STATEMENTS

Combined income statements for the years ended December 31, 2002, 2001 and 2000	p. 2
Combined balance sheets at December 31, 2002, 2001 and 2000	p. 3
Combined statements of cash flows for the years ended December 31, 2002, 2001 and 2000	p. 4
Combined statement of changes in net worth for the years ended December 31, 2002, 2001 and 2000	p. 5
Notes to the combined financial statements:
• Basis of presentation	p. 6
• Summary of accounting policies	p. 11
• Changes in the combined companies	p. 14
• Reorganization of the division	p. 15
• Information by geographical area	p. 18
• Other	p.

1

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED INCOME STATEMENTS

	Note	2002	2001	2000

		(in millions of euros)
Net sales	(3)	84.1	470.4	432.3
Cost of sales		(177.3)	(428.0)	(276.8)

Gross profit (loss)		(93.2)	42.4	155.5
Administrative and selling expenses		(32.3)	(39.0)	(24.3)
Research & Development expenses		(45.9)	(62.0)	(36.1)

Income (loss) from operations	(4)	(171.4)	(58.6)	95.1
Financial income (loss)	(5)	(10.2)	(5.8)	(0.4)
Restructuring costs	(2)	(77.4)	(7.5)	—
Other revenue (expense)	(6)	(88.3)	(21.5)	0.1

Income (loss) before taxes and amortization of goodwill		(347.3)	(93.4)	94.8
Income tax	(7)	(17.7)	26.3	(32.9)
Amortization of goodwill		(53.8)	(77.2)	(2.9)
Purchased R&D		—	—	(21.5)
Net income (loss)		(418.8)	(144.3)	37.5

2

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED BALANCE SHEETS

ASSETS

	Note	2002	2001	2000

		(in millions of euros)
Goodwill, net	(2)	—	58.1	132.4
Other intangible assets, net		1.6	12.1	22.7
Intangible assets, net		1.6	70.2	155.1
Property, plant and equipment	(8)	306.8	365.5	162.2
Less accumulated depreciation	(8)	(219.2)	(102.6)	(54.6)
Property, plant and equipment, net		87.6	262.9	107.6
Other investments		0.9	0.8	—
TOTAL FIXED ASSETS		90.1	333.9	262.7
Inventories and work-in-progress, net	(9)	16.4	60.4	131.0
Trade receivables and related accounts, net	(10)	8.0	71.5	91.7
Other accounts receivable	(11)	23.2	124.5	41.6

Accounts receivable, net		31.2	196.0	133.3
Cash Pooling — Alcatel current account (maturity not less than three months)		—	—	—
Cash Pooling — Alcatel current account (maturity less than three months)		18.5	16.0	46.7
Marketable securities, net value		—	1.9	2.1
Cash		1.9	3.0	0.4
Cash and cash equivalents		20.4	20.9	49.2

TOTAL CURRENT ASSETS		68.0	277.3	313.5

TOTAL ASSETS		158.1	611.2	576.2

LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

	Note	2002		2001	2000

		Before	After	After	After
		Appropriation		Appropriation	Appropriation

		(in millions of euros)
Funds allocated by Alcatel		369.1		366.6	332.9
Accumulated net profits (losses)		(563.1)		(144.3)	2.9
Cumulative translation adjustment		2.8		5.4	1.7

TOTAL NET WORTH OF THE OPTRONICS DIVISION		(191.2)		227.7	337.5
Accrued pension and retirement obligations	(12)	2.4		2.6	2.1
Other reserves	(13)	23.5		37.3	19.0

TOTAL RESERVES FOR LIABILITIES AND CHARGES		25.9		39.9	21.1
Cash pooling — Alcatel current account		254.6		159.5	17.1
Other borrowings		24.6		45.4	19.0
TOTAL FINANCIAL DEBT	(14)	279.2		204.9	36.1
Advances from customers	(15)	0.1		0.2	0.1
Trade payables and related accounts		28.1		97.8	119.3
Other payables	(16)	16.0		40.7	62.1

TOTAL OTHER LIABILITIES		44.2		138.7	181.5

TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION		158.1		611.2	576.2

3

OPTRONICS DIVISION, A DIVISION OF ALCATEL
COMBINED STATEMENTS OF CASH FLOWS

	2002	2001	2000

	(in millions of euros)
Cash flows from operating activities
Net income (loss)	(418.8)	(144.3)	37.5
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net*	238.8	127.8	42.3
Changes in reserves for pension obligations, net	(0.2)	0.5	0.4
Changes in other reserves, net	(64.3)	116.6	7.8
Net (gain) loss on disposal of non-current assets	8.7	5.2	—
Other	—	—	—

Net cash provided (used) by operating activities before change in working capital	(235.8)	105.8	88.0
Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	157.0	(35.9)	(78.1)
Decrease (increase) in inventories	94.9	(22.4)	(88.5)
Increase (decrease) in accounts payable and accrued expenses	(84.5)	(74.4)	114.2
Net cash provided (used) by operating activities	(68.4)	(26.9)	35.6
Cash flows from investing activities
Proceeds from disposal of fixed assets	12.3	0.3	—
Capital expenditures	(21.1)	(136.6)	(72.3)
Cash expenditure for the acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(0.1)	(104.7)	(184.5)
Cash proceeds from sales of previously consolidated companies, net of cash sold	1.6	—	—
Decrease (increase) in Alcatel current account (maturity more than three months)	—	—	6.1

Net cash provided (used) by investing activities	(7.3)	(241.0)	(250.7)

Net cash flows after investing activities	(75.7)	(267.9)	(215.1)
Cash flows from financing activities
Increase (decrease) in short-term debt	99.6	142.3	17.4
Increase (decrease) in long-term debt	(17.3)	0.8	0.8
Principal payment under capital lease obligation	(7.0)	(1.9)	(1.3)
Proceeds from issuance of Alcatel Optronics shares	—	106.3	245.0
Funds allocated by Alcatel	3.3	—	9.6
Dividends paid by Alcatel Optronics	(2.9)	(9.5)	(11.5)

Net cash provided (used) by financing activities	75.7	238.0	260.0
Net effect of exchange rate changes	(0.5)	1.6	—
Net increase (decrease) in cash and cash equivalents	(0.5)	(28.3)	44.9
Cash and cash equivalents at beginning of year	20.9	49.2	4.3
Cash and cash equivalents at end of year	€20.4	€20.9	€49.2

Income taxes paid amounted to € 0.3 million in 2002, €14.0 million in 2001 and € 16.2 million in 2000. Interests paid amounted to € 8.5 million in 2002 ; €8.4 million in 2001 and € 1.3 million in 2000.

*	Of which € 21.5 million of purchased R&D related to the acquisition of Innovative Fibers in 2000

4

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED STATEMENT OF CHANGES IN NET WORTH OF
THE OPTRONICS DIVISION

	Funds	Accumulated	Cumulative	Total net
	allocated by	net	Translation	worth of
	Alcatel	profits/losses	Adjustment	the division

	(in millions of euros, except where expressly stated otherwise)
Balance at January 1, 2000	€78.4	(25.1)	3.4	56.7
Net income (loss)	—	37.5	—	37.5
Funds allocated by Alcatel	254.5	—	—	254.5
Translation adjustment of the year	—	—	(1.7)	(1.7)
Dividends	—	(9.5)	—	(9.5)

Balance at December 31, 2000	€332.9	2.9	1.7	337.5
Net income (loss)	—	(144.3)	—	(144.3)
Funds allocated by Alcatel	105.9	—	—	105.9
Kymata’s goodwill charged to the net worth	(72.2)	—	—	(72.2)
Translation adjustment of the year	—	—	3.7	3.7
Dividends	—	(2.9)	—	(2.9)

Balance at December 31, 2001	€366.6	€(144.3)	€5.4	€227.7
Net income (loss)	—	(418.8)	—	(418.8)
Funds allocated by Alcatel	2.5	—	—	2.5
Translation adjustment of the year	—	—	(2.6)	(2.6)

Balance at December 31, 2002	€369.1	€(563.1)	€2.8	€(191.2)

5

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of presentation and summary of accounting policies

1.1 — Basis of presentation

     As authorized by the shareholders of Alcatel, the board of directors of Alcatel issued 16,500,000 Alcatel Class O shares on October 20, 2000. The dividends paid to these Alcatel Class O Shares are based on the separate performance of the Optronics division of Alcatel.

     The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business (together « the Optronics division »):

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics USA Inc., a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000 .

•	Alcatel Optronics UK (ex Kymata), a UK company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands until June 28, 2002, date of the sale of this subsidiary to its management.

     The Optronics division designs, manufactures and sells high-performance optical chips, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. It is a business division of Alcatel, operating in its Optics segment. The Optronics division offers four product lines of active components: discrete modules, which include DWDM lasers, detectors and optical routing modules; pump modules for both submarine and terrestrial networks; optical amplifier subsystems; and optical interface sub-systems. The Optronics division also offers a product line for passive components, including filters using Fiber Bragg Grating (FBG) technology, multiplexers and other passive devices using Arrayed Waveguide Grating (AWG) technology. The Optronics division sells to Alcatel units and other major system manufacturers.

     These combined financial statements reflect the results of operations, financial position and changes in net worth of the Optronics division and cash flows of the Optronics division as if these combined businesses were a separate entity for all periods presented. The combined financial statements of the Optronics division should be read in conjunction with the audited consolidated financial statements of Alcatel.

     The combined financial statements of the Optronics division were prepared in accordance with French GAAP in accordance with the by-laws of Alcatel regarding the Class O shares. The combined financial statements of the Optronics division reflect the assets, liabilities, revenues, expenses and cash flows directly attributable to the Optronics division, as well as certain allocations and attributions, to present the financial position, results of operations and cash flows of the Optronics division as if it were a separate entity.

6

     The allocation methodology is described below and elsewhere within the appropriate notes to the combined financial statements. Management believes that the allocation methodologies applied are reasonable.

     The combined financial statements are prepared on the basis of the historical accounts of the entities included in the Optronics division and certain allocations of costs between Alcatel and the Optronics division. The effects of the Basic Intercompany Agreement have been reflected in the combined financial statements since its implementation on September 20, 2000. Had this agreement been reflected in the financial statements of the preceding periods, no significant differences would have been identified as compared with the allocation criteria used in the preparation of these accounts. The following analysis sets forth the principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

Cash management and allocation policies

     The capital structure of the Optronics division:

•	has been based on the current capital structure and financial position of Alcatel Optronics France, and existing cash, debt balances and transactions have been maintained.

•	for Alcatel Optronics USA Inc., any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected in the combined financial statements for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its creation at the end of June 2000. From July 1st, the company has its own treasury and records the corresponding financial interests.

•	has been based on the current capital structures and financial positions of Alcatel Optronics Canada and Alcatel Optronics UK.

     Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period; for Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

     Alcatel Central Treasury and Alcatel Optronics France continued with their existing agreement and its terms remained unchanged, while Alcatel Optronics Inc. and Alcatel USA Sourcing LP have entered into a similar agreement since July 1st, 2000. The principles of the Basic Intercompany Agreement apply to any company further acquired and included in the Optronics division perimeter since September 20, 2000. As a result, Alcatel Optronics Canada and Alcatel Canada, Inc., and Alcatel Optronics UK and Alcatel UK Ltd have also entered into similar agreements since their respective acquisition dates.

     Funds required by the Optronics division for its current and future capital expenditures or business acquisitions are and will be subject to the approval and budget procedures of Alcatel.

Costs of sales

     € 2.0 million, € 2.6 million, € 2.4 million, included in costs of sales for 2002, 2001 and 2000, respectively, resulted from allocation of common expenses.

7

     Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs have been allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for the human resources and amount of fixed assets and inventories for property taxes.

     Subsequent to the implementation of the Basic Intercompany Agreement and the creation of Alcatel Optronics USA inc., Alcatel Sourcing L.P. invoiced such costs to Alcatel Optronics USA inc. based on the provisions of an agreement that reflects the allocation criteria described above.

Administrative & selling expenses

     € 3.2 million, € 7.5 million, € 6.2 million included in administrative and selling expenses for 2002, 2001 and 2000, respectively, resulted from allocation of common expenses.

     Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which have been allocated to the Optronics division, in a manner consistent with Alcatel’s allocation of costs among its various businesses generally based on turnover.

Research and development

     Prior to 2000, Research and Development (“R&D”) activities carried out by Alcatel related to the Optronics business and used by the Optronics division were allocated to the Optronics division, net of any funding already recorded by the Optronics division, to the Alcatel Research Center.

     Such allocation had been made in identifying the individual R&D projects directly related to the Optronics business and considering costs incurred (principally personnel expenses) for each of those projects.

     For the fiscal years after 2000, Alcatel and the Optronics division have entered into a frame research & development agreement that defines how Alcatel performs R&D related to the business of the Optronics division. The R&D projects are divided into separate categories:

•	Short-term research: The amount for the short-term research will be renegotiated annually, based on the R&D projects agreed between Alcatel and the Optronics division.

•	Long and medium-term research: the Optronics division participates to the financing of the long-and medium-term research through a payment of 1% of its annual net sales (net of certain intragroup purchases). These payments become due for the period starting on January 1, 2001.

•	Ad hoc research programmes: the Optronics division and Alcatel negotiate dedicated contracts project by project.

     As a result of the implementation of the frame research & development agreement, the Optronics division paid to Alcatel € 6.1 million in 2002, € 9.6 million in 2001 and € 6.1 million in 2000.

Income tax

     Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division when it is more likely than not that the tax benefit will be realized. See Note 7 to the notes to the combined financial statements.

8

     As disclosed in the Basic Intercompany Agreement as discussed below, tax agreements concluded between Alcatel on one hand, and Alcatel Optronics France and Alcatel Optronics USA Inc. on the other hand, enable them to pay an amount equivalent to the income tax that they would have paid if they were independent entities. However, Alcatel Optronics Canada and Alcatel Optronics UK do not belong to a tax consolidation group in their respective countries. Therefore, they are paying their own income tax, if any, to the local authorities. From January 1st, 2002, Alcatel Optronics France no longer belongs to Alcatel tax consolidation group.

Basic intercompany agreement

     On September 20, 2000, Alcatel and the Optronics division entered into a Basic Intercompany Agreement which sets forth the basic principles governing the relationship between Alcatel and the Optronics division with respect to:

•	the ownership and use of intellectual property,

•	the allocation of research and development resources and costs,

•	the purchase of the Optronics division’s products by Alcatel,

•	the supply of support services by Alcatel to the Optronics division,

•	the supply of treasury services by Alcatel to the Optronics division,

•	the allocation of taxes and

•	competition between Alcatel and the Optronics division.

     Within the framework of the Basic Intercompany Agreement, Alcatel and the Optronics division have entered into Implementation Agreements covering each of the subjects listed above. According to the Basic Intercompany Agreement, the Implementation Agreements must contain terms and conditions that in all material respects are commercially reasonable and comparable to those that would be entered into between independent parties, taking into consideration the relative size and importance of the commercial relationship between the parties at the time of agreement.

     The terms of the Basic Intercompany Agreement may only be amended or modified with prior approval by a general meeting of all of Alcatel’s shareholders, voting together as a single class, and a special meeting of the holders of the Class O shares voting as a separate class.

     Other than to the extent expressly provided in the Basic Intercompany Agreement and in the by-laws of Alcatel, it is the general policy of the board of directors of Alcatel that all material matters between the Optronics division and Alcatel and its subsidiaries are to be resolved in accordance with French law in a manner determined by the board of directors of Alcatel to be in the best interests of Alcatel, taking into consideration the interests of all of its shareholders.

     Except as explicitly covered in the Basic Intercompany Agreement, management and allocation policies and accounting principles applicable to the preparation of the financial statements of the Optronics division may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the board of directors of Alcatel without approval of the shareholders. Any determination of the board of directors of Alcatel to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate effects upon holders of the Class O shares and holders of common shares of Alcatel, would be made by the board of directors of Alcatel in its good-faith business judgment of Alcatel’s best interests, taking into consideration the interests of all shareholders.

9

     Although the board of directors has no present plans to modify, rescind or change such policies, any future change in these policies, if not required by appropriate authority, will have to be preferable to the policy in place and will be disclosed and accounted for in accordance with generally accepted accounting principles in France.

     Earnings per Share is only presented in Alcatel’s consolidated financial statements and is not presented in the separate combined financial statements of the Optronics division, as Class O shareholders are not shareholders of any entity included in the Optronics division.

10

1.2 — Summary of accounting policies

     The combined financial statements of the Optronics division are presented in accordance with French generally accepted accounting principles. Since January 1, 1999, Alcatel and the Optronics division comply with the “New principles and methodology relative to consolidated financial statements” Regulation 99-02 approved by decree dated June 22, 1999 of the “Comité de Réglementation Comptable”. Since January 1st, 2002 Alcatel and the Optronics division comply with the regulation n°00-06 (regulation on liabilities) approved by the « Comité de Réglementation Comptable ». Such change did not have any effect on the 2002 financial statements of the Optronics division.

     The combined financial statements of the Optronics division comply with the essential accounting principles described hereafter.

     All significant transactions and balances within the Optronics division are eliminated.

(a)  Translation of financial statements denominated in foreign currencies

     The balance sheets of non-French entities are translated into euro at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in the net worth of the Optronics division.

(b)  Translation of foreign currency transactions

     Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, foreign currency receivables and payables are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement.

(c)  Research and development expenses

     These costs are recorded as expenses for the year in which they are incurred.

     In connection with the treatment of acquisitions, the Optronics division may allocate a significant portion of the purchase price to in-process research and development projects.

     In estimating the fair value of in-process research and development for an acquisition, the division may consider present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions, as well as project risks.

     The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the division and its competitors. Net cash flows from such projects are based on management’s estimates of cost of sales, operating expenses, and income taxes from such projects.

     The value assigned to purchased in-process research and development is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on consideration of the division’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

11

     This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development costs already incurred, and the projected cost to complete the projects.

     If as of the date of the acquisition, the development of the in-process research and development projects has not yet reached technological feasibility and the research and development in progress has no alternative future uses, the value allocated to these projects is capitalized and immediately expensed at acquisition.

(d)  Intangible assets

     Goodwill is amortized using the straight-line method over a period of twenty years.

     Whenever events or changes in market indicate a risk of impairment of the goodwill, a detailed review is carried out to determine whether the carrying amount of such an asset remains lower than its estimated fair value. If necessary, an exceptional amortization is accounted for to reduce its carrying amount to its estimated fair value.

     Other intangible assets, which include acquired software and licenses, are amortized over their economic useful life, which does not exceed three years for acquired software.

(e)  Property, plant and equipment

     Property, plant and equipment are valued at historical cost. Depreciation, using primarily the straight-line method, is generally calculated over the following useful lives:

Industrial buildings, plant and equipment
• infrastructure and fixtures	5-10 years
• equipment and tools	3-10 years
• small equipment and tools	3 years

     Fixed assets acquired through capital lease arrangements are capitalized and include the lease agreements concluded with Société Immobilière Vélizy-Nozay, an affiliate of Alcatel (see Note 18, “Related party transaction”).

     Whenever events or changes in market indicate a risk of impairment of tangible assets, a detailed review is carried out to determine whether the carrying amount of such assets remains lower than their estimated fair value, measured by discounted forecasted cash flows. If necessary, an exceptional depreciation is accounted for to reduce their carrying amount to their estimated fair value.

(f)  Investments

     Investments are stated at the lower of historical cost or fair value, assessed investment by investment, taking into consideration the diversity of the activities they represent.

(g)  Inventories

     Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

12

(h)  Cash and cash equivalents

     Cash and cash equivalents comprise cash deposit to Alcatel cash pooling having a maturity of less than three months and which are liquid and transferable (see Note 18, “Related party transactions”), as well as cash on hand and marketable securities. These items are valued at the lower of cost or market value.

(i)  Pension and retirement obligations

     In accordance with the laws and practices of each country, the Optronics division participates in employee benefit plans by offering early retirement benefits, termination benefits and post-retirement benefits.

     For defined benefit pension plans, liabilities and prepaid expenses are determined as follows:

•	using the Projected Unit Credit Method (with projected final salary);

•	recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

     The financial component of the periodic pension cost (interest costs after deduction of return on plan assets) is included under « Financial income (loss) » (see Note 5 to the combined financial statements).

     Post-retirement benefits are not provided for.

(j)  Reserves for restructuring

     Reserves for restructuring costs are provided for when the restructuring programs have been finalized and approved by Alcatel management and have been announced before approval of the financial statements. Restructuring costs primarily relate to severance payments, early retirement of employees, costs for notice periods, retraining costs of terminated employees, and write-off of fixed assets, inventories and other assets in connection with shut-down of facilities. The restructuring reserve includes all restructuring costs that do not come in reduction of assets.

(k)  Deferred taxation

     Deferred income taxes are computed under the liability method for all temporary differences arising between taxable income and accounting income, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change has been enacted.

     Deferred income tax assets are recorded in the balance sheet when it is more likely than not that the tax benefit will be realized.

(l)  Revenue recognition

     Sales of equipment are recognized upon shipment to customers that transfers risks and rewards of ownership. A 12-month warranty is generally granted to customers and this obligation is provided for when sale is recognized. Warranty costs are recorded in cost of sales. Net sales represent sales and revenues net of value added taxes (VAT).

13

(m)  Financial instruments

     Alcatel Optronics uses forward exchange contracts to manage and reduce its exposure to fluctuations in foreign currency exchange rates. These forward exchange contracts are contracted with Alcatel Central Treasury as further described in Note 18 — “Related Party Transactions”. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the corresponding gains and losses for the hedged item; otherwise, changes in the market value of these instruments are recognized in the period of change.

(n)  Income from operation

     Income from operations includes amortization and depreciation, research and development expenses, pension costs and employee profit sharing.

     Expenses relating to all research and development work of a general nature, undertaken by the Optronics division, do not include specific studies made at the request of customers.

Note 2 — Changes in the combined companies

(a)  Acquisition of Innovative Fibers in 2000

     On August 1st, 2000, the Optronics division acquired 100% of Innovative Fibers, Inc., a Canadian company specializing in passive devices, for U.S. $175 million (€ 188.8 million) in cash. The total cost of acquisition amounted to € 190.2 million at the exchange rate of the date of acquisition.

     Innovative Fibers Inc. has been consolidated since August 1st, 2000 in Alcatel’s consolidated financial statements and subsequently renamed Alcatel Optronics Canada.

     In connection with the transaction, certain key-employees of Innovative Fibers have entered into three-year employment contracts. In addition, three-year retention mechanisms were put into place in order to retain key employees of Innovative Fibers.

     The cost of acquisition of Innovative Fibers was allocated to assets acquired and liabilities assumed. The major assets acquired include:

•	In process Research & Development for € 21.5 million have been allocated to such projects according to the methodology described in Note 1.2 (c) to the combined financial statements. This amount was expensed in the fiscal year 2000.

•	Acquired technology for € 22.6 million. This intangible asset is depreciated over 7 years.

     The unallocated portion of the cost of acquisition was recorded as goodwill for € 138.6 million and is amortized over 20 years. However, in accordance with the principle described in Note 1.2 (d), exceptional depreciations of goodwill (€ 70.0 million) and acquired technology (€ 7.9 million) were recorded in 2001 to reflect the material change in market conditions affecting this business.

     In 2002, the remaining parts of the goodwill and acquired technology have been fully depreciated for € 53.1 million and € 8.5 million, respectively due to a further deterioration of the market.

(b)  Acquisition of Kymata Ltd in 2001

     On September 21, 2001, Alcatel acquired 100% of Kymata Ltd, a UK company specializing in planar technology for high-end passive optical components. Kymata Ltd, which was renamed Alcatel Optronics UK has been consolidated from September 30, 2001 in Alcatel’s consolidated financial statements.

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     On November 8, 2001, Alcatel transferred its investment in Alcatel Optronics UK to Alcatel Optronics France in exchange for a note which has been repaid through the issuance of new Alcatel Optronics France shares to Alcatel.

     The acquisition has been accounted for under the French pooling-of-interests method (“méthode dérogatoire”) according to regulation 99-02 chapter 215, both in the consolidated financial statements of Alcatel and in the combined financial statements of the Optronics division. The difference between the assets and liabilities acquired at their net book values and the stock purchase price has been deducted from the net worth of the division.

     Under the terms of the purchase agreement, 9.0 million Alcatel Class O shares and 2.2 million Alcatel Class A shares were exchanged for all outstanding shares of Kymata. Based on the average prices of the shares, for the 20 trading days ending September 21, 2001, the total cost of acquisition including acquisition costs was € 108.3 million.

     The obligations of Kymata related to its stock option plans are covered by the grant of Alcatel Class O shares. Each stock option granted by Kymata is exchanged against 0.00671 Alcatel Class O share.

     Prior to the transaction, certain key employees entered into bonus contracts to be paid in case of a sale or an Initial Public Offering of Kymata, provided the employee remains employed by the acquiring firm from one to three years.

Note 3 — Reorganization of the division

     In order to further adjust to the persistent market downturn, the division launched on June 5, 2002 an Industrial Redeployment Plan affecting all of its manufacturing sites.

     Given a further deterioration of the markets, restructuring actions have been intensified and a Strategic Refocusing Plan was announced on September 17, 2002. A revised business model is being implemented, with Nozay (France) site focusing on active components and Livingston (Scotland) facility on passives. These plans have led to a headcount reduction from 1,956 at the end of 2001 to 1,001 at the end of 2002.

     The main actions announced and carried out at the end of December 31, 2002 can be analyzed per site as follows:

Canada (Gatineau)

     The Gatineau facility has been closed on December 13, 2002 and the FBG manufacturing activity tranferred to Livingston, Scotland.

     The dissolution of the company will normally occur during fiscal year 2003. All tangible assets have been sold, transferred or written off.

     The former shareholders of Innovative Fibers, who benefited from a three-year retention mechanism, have been laid-off and received all of the remaining portion of the deferred consideration (principal of $17.5 million — € 16.7 million — in connection with the Indemnity Escrow Agreement, paid on January 15, 2003, and $13.4 million — € 12.8 million — in connection with the Employee Escrow Agreement, paid on December 18, 2002).

United-States (Plano)

     Over 2002, the activity has been reduced and most of the headcount laid-off. On November 22, 2002, most of the assets have been sold to Sanmina Texas LP and 48 employees were transferred. According to the sale and purchase agreement dated November 22, 2002, the assets were sold to Sanmina for USD 6.9 million.

15

     A manufacturing agreement has been signed between Sanmina and Alcatel USA Sourcing. The second amendment to such agreement relates to the transaction between Sanmina and Alcatel Optronics. In particular, it states that:

•	Alcatel USA Sourcing must make all of its optronics products procurement to Sanmina,

•	six months from the agreement, Alcatel USA Sourcing has the obligation to repurchase the unused Optronics inventories.

France (Nozay, Lannion, Illkirch)

     Alcatel Optronics France has reduced its headcount through early retirement and encouragement to voluntary terminations.

Nozay

     At the Nozay facility, headcount has been reduced to 597at the end of December, 2002 (from 795 at the end of December 2001) through voluntary terminations and early retirement. A significant write-down of tangible assets was recorded based on the estimated fair value of such assets, according to the methodology described in Note 1.2 (e) to the combined financial statements.

Lannion

     The division seeks external industrial solutions to convert the Lannion site so that it could be used by, or transferred to, a third party. At the end of December 2002, the process is still underway. However, all the non operational assets have been written off, and headcount has been reduced from 329 at the end of December 2001 to 231 at the end of December 2002. Additional costs are much likely to occur in 2003 when Alcatel Optronics France disengages itself from the Lannion site either by a conversion or a shut-down of the plant.

Illkirch

     In 2001, a contract between Alcatel Optronics France and Alcatel Business Systems was entered into for the conversion of the Illkirch plant and the related people. The Illkirch activity would have operated as a subcontractor of the division until the end of 2002 where the assets and people would have been legally transferred to the division.

     On December 31, 2002, the outsourcing agreement expired and the assembly of the optical fiber amplifiers and optical interface subsystems has been transferred to the division’s facility at Nozay.

Scotland (Livingston)

     The Optronics division has consolidated its passive activities with the transfer of the FBG activities from Gatineau and has reduced some support functions at the Livingston site.

     As part of the Industrial Redeployment Plan, in June 2002, the division sold Alcatel Optronics Netherlands, the subsidiary that included its non-core MEMs and Planar design software activities in the Netherlands, through a management buy out.

     By the end of 2002, the division had reduced headcount by 44% from December 31, 2001 levels. As a result of this restructuring, in 2002, the division recorded restructuring costs of € 77.4 million in connection with employees termination and early retirement costs, and tangible assets write-offs for divested activities (Lannion, Gatineau and Plano). Additional tangible assets impairment, recorded as other non operating expense, amounted to € 77.5 million.

16

The effect on the 2002 income statement can be presented as follows:

	Gatineau	Plano	Nozay	Lannion	Livingston	Total

	(in millions of euros)
Assets	(24.7)	(4.9)	(2.3)	(22.2)	—	(54.1)
Lay-offs, voluntary terminations, early retirement plans	(2.2)	(3.5)	(11.2)	(3.7)	(2.7)	(23.3)
Total restructuring costs	(26.9)	(8.4)	(13.5)	(25.9)	(2.7)	(77.4)
Tangible assets (depreciation and disposal)	1.5	—	(51.8)	(6.0)	(21.2)	(77.5)
Acquired technology	(8.5)	—	—	—	—	(8.5)
Other	(0.3)	(0.5)	3.1	—	(4.6)	(2.3)
Total other non operating expense	(7.3)	(0.5)	(48.7)	(6.0)	(25.8)	(88.3)

Total	(34.2)	(8.9)	(62.2)	(31.9)	(28.5)	(165.7)

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The restructuring reserve can be analysed as follows:

	Optronics	Optronics	Optronics	Optronics
	Canada	USA	France	UK	Total

	(in millions of euros)
Balance at December 31, 2001	—	—	6.3	0.1	6.4
(Utilization)	(2.3)	(2.6)	(12.8)	(2.2)	(19.9)
Addition	3.3	3.5	16.5	2.7	26.0
Reversal	—	—	(1.6)	—	(1.6)
Other change	(0.3)	—	—	—	(0.3)
Balance at December 31, 2002	0.7	0.9	8.4	0.6	10.6

Note 4 — Information by geographical area and concentration

     The Optronics division operates in a single reportable segment made up of different product lines. Geographical information is given below.

						United
		United		Rest of	Total	States of
	France	Kingdom	Italy	Europe	Europe	America	Canada	Asia	Total

	(in millions of euros, except for staff count)
2002
Net sales
By entity location	48.3	3.4	—	—	51.7	30.0	2.4	—	84.1
By geographical market	6.9	6.7	29.4	3.1	46.1	31.2	0.9	5.9	84.1
Income (loss) from operations	(115.8)	(36.0)	—	—	(151.8)	(13.1)	(6.5)	—	(171.4)
Property, plant and equipment, net	69.0	18.0	—		87.0	0.6	—	—	87.6
Total assets	110.6	23.7	—	—	134.3	17.8	6.0	—	158.1
Staff	828	163	—	—	991	3	3	—	997

2001
Net sales
By entity location	337.6	2.2	—	—	339.8	118.1	12.5	—	470.4
By geographical market	40.5	154.7	79.9	7.9	283.0	158.9	5.3	23.2	470.4
Income (loss) from operations	(45.7)	(12.6)	—	—	(58.3)	4.6	(4.9)	—	(58.6)
Property, plant and equipment, net	168.9	45.1	—		214.0	20.1	28.8	—	262.9
Total assets	398.7	55.9	—	—	454.6	54.2	102.4	—	611.2
Staff	1,124	284	—	—	1,408	185	203	—	1,796

2000
Net sales
By entity location	286.7	—	—	—	286.7	136.4	9.2	—	432.3
By geographical market	28.1	161.4	46.4	9.8	245.7	168.4	1.2	17.0	432.3
Income (loss) from operations	78.1	—	—	—	78.1	14.2	2.8	—	95.1
Property, plant and equipment, net	79.4	—	—	—	79.4	8.9	19.3	—	107.6
Total assets	319.1	—	—	—	319.1	77.0	180.1	—	576.2
Staff	863	—	—	—	863	158	407	—	1,428

The above information is analyzed by entity location, except for net sales which are also analyzed by geographical market.

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     Alcatel and its subsidiaries represent a significant portion of the Optronics division’s sales (69%, 82% and 67% of net sales in 2002, 2001 and 2000 respectively).

     The key raw materials that the Optronics division uses in the manufacturing of its products tend to be available from only a small number of suppliers. In order to avoid over-reliance on any single source, as a general policy, the Optronics division seeks to have at least two suppliers qualified for each raw material that it uses. Exceptions to this policy may exist when new products are brought to market. Because of the need to get new products to market quickly, the Optronics division will initially work with single suppliers before later qualifying alternate sources.

Note 5 — Financial income (loss)

	2002	2001	2000

	(in millions of euros)
Net interest (expense) income	(8.1)	(4.0)	1.0
Net exchange gain (loss)	(0.2)	(1.1)	(0.8)
Capital lease obligations	(1.2)	(0.5)	(0.5)
Financial components of the pension costs	(0.3)	(0.2)	(0.1)
Other	(0.4)	—	—

Net financial income (loss)	(10.2)	(5.8)	(0.4)

Note 6 — Other revenue (expense)

	2002	2001	2000

	(in millions of euros)
Other (net)*	(88.3)	(21.5)	0.1

Total	(88.3)	(21.5)	0.1

*	of which:

•	in 2001 : € 33.0 million relates to order cancellation indemnities (see Note 18 — Related party transactions), € (36.0) million relates to exceptional write-off on inventories, € (7.9) million relates to exceptional amortization of the acquired technology of Alcatel Optronics Canada, and € (9.6) million relates to exceptional depreciation of fixed assets.

•	in 2002 : € (77.5) million relates to exceptional depreciation of fixed assets and € (8.5) million relates to additional exceptional amortization of the acquired technology of Alcatel Optronics Canada

Note 7 — Income tax

France

     Since 1987, a tax consolidation system allows French parent companies to include and deduct from their own taxable income the taxable income and losses of their 95% or more owned French subsidiaries (the “Alcatel Tax Consolidation Group”). Starting from January 1, 1997, Alcatel’s consolidated taxable income includes Alcatel Optronics’ taxable income based on the provisions of this tax consolidation system.

     Alcatel Optronics is required to file a separate tax return and pay Alcatel any tax normally payable to the tax authorities. When the parent company incurs a consolidated tax loss, the amount paid by the subsidiaries is not required to be reallocated to the profit-making tax consolidated subsidiaries.

     From January 1st, 2002, Alcatel Optronics France no longer belongs to “Alcatel Tax Consolidation Group”.

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Foreign subsidiaries

     Alcatel Optronics USA contributes to the consolidated taxable income of Alcatel USA. Alcatel Optronics Canada and Alcatel Optronics UK do not belong to a tax consolidation group in their respective countries. Therefore, they are paying their own income tax, if any, to the local authorities.

(a)  Analysis of income tax charge

	2002	2001	2000

	(in millions of euros)
Current income tax credit (charge)	10.3	5.7	(35.2)
Deferred income tax credit (charge), net	(28.0)	20.6	2.3

Income tax	(17.7)	26.3	(32.9)

(b)  Effective income tax rate

     The effective income tax rate can be analyzed as follows:

	2002	2001	2000

	(in millions of euros, except for %)
Income (loss) before taxes	(347.3)	(93.4)	94.8
Average income tax rate	33.7%	34.1%	37.3%

Expected tax (charge) credit	117.0	31.8	(35.4)

Impact of:
- Reduced taxation of certain revenues	—	—	—
- Utilization of tax losses carryforwards	—	—	—
- Unrecognized deferred tax assets of the year and valuation allowance on recognized deferred tax assets of previous years	(140.4)	(6.0)	—
- Tax credit	10.3	6.1	2.4
- Other permanent differences	(4.6)	(5.6)	0.1
Actual income tax (charge) credit	(17.7)	26.3	(32.9)

Effective tax rate	5.1%	(28.1)%	34.7%

Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for each entity, divided by combined income before taxes.

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(c)  Deferred tax balances

     Deferred tax (liabilities) assets are included in the following captions of the combined balance sheet:

	2002	2001	2000

	(in millions of euros)
Other accounts receivable
- current assets	78.3	31.5	9.7
- non-current assets	23.8	4.8	1.0

Total	102.1	36.3	10.7

Other payables
- current liabilities	(0.1)	(0.5)	(2.5)
- non-current liabilities	—	(6.7)	(3.2)

Total	(0.1)	(7.2)	(5.7)

Valuation allowance	(101.1)	—	—

Net deferred tax (liabilities) assets*	0.9	29.1	5.0

*	See Note 11.

Note 8 — Property, plant and equipment

(a)  Change in property, plant and equipment

	Gross value

		Plant,
		equipment
	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 1999	8.8	51.5	12.0	72.3

Additions	10.0	49.9	18.4	78.3
Disposals	—	(0.7)	—	(0.7)
Changes in perimeter	1.7	10.3	0.3	12.3
Other movements*	—	(0.4)	0.4	—
December 31, 2000	20.5	110.6	31.1	162.2

Additions	20.3	109.8	20.3	150.4
Disposals	(1.2)	(11.3)	(0.4)	(12.9)
Changes in perimeter	17.8	40.4	5.5	63.7
Other movements*	0.3	1.5	0.3	2.1
December 31, 2001	57.7	251.0	56.8	365.5

Additions	4.3	19.6	8.0	31.9
Disposals	(12.9)	(72.6)	3.7	(81.8)
Write-down	—	—	—	—
Changes in perimeter	(0.1)	—	(0.7)	(0.8)
Other movements*	(1.4)	(6.3)	(0.3)	(8.0)
December 31, 2002	47.6	191.7	67.5	306.8

*	Including translation adjustments.

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(b)  Changes in accumulated depreciation of property, plant and equipment

	Accumulated depreciation

		Plant,
		equipment
	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 1999	4.7	22.9	10.0	37.6

Depreciation charge	1.3	11.8	2.1	15.2
Write-backs*	—	(0.7)	—	(0.7)
Changes in perimeter	—	2.4	—	2.4
Other movements**	—	0.1	—	0.1
December 31, 2000	6.0	36.5	12.1	54.6

Depreciation charge	2.8	30.0	7.1	39.9
Write-backs*	(0.4)	(6.7)	(0.3)	(7.4)
Changes in perimeter	2.4	10.5	1.9	14.8
Other movements**	—	0.7	—	0.7
December 31, 2001	10.8	71.0	20.8	102.6

Depreciation charge	5.7	33.0	16.1	54.8
Write-backs*	(5.9)	(50.3)	(1.1)	(57.3)
Exceptional depreciation	8.3	114.3	—	122.6
Changes in perimeter	—	—	(0.4)	(0.4)
Other movements**	(0.3)	(2.7)	(0.1)	(3.1)
December 31, 2002	18.6	165.3	35.3	219.2

*	Write-backs represent the accumulated depreciation of assets which have been disposed of.

**	Including translation adjustments.

(c)  Leases

     Future rentals under capital leases at December 31, 2002:

Amount

(in millions of euros)
Maturity date
2003	3.0
2004	3.2
2005	3.2
2006	3.4
2007	3.1
2008 and thereafter	8.7

Capital lease obligations	24.6

Interest	4.6
Total minimum lease payments	29.2

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Note 9 — Inventories and work-in-progress, net

	2002	2001	2000

	(in millions of euros)
Raw materials	41.9	132.3	88.3
Work in progress	5.8	11.0	36.6
Finished products	23.2	23.5	14.8

Gross value	70.9	166.8	139.7
Valuation allowance	(54.5)	(106.4)	(8.7)

Net value	16.4	60.4	131.0

Note 10 — Trade receivables and related accounts, net

	2002	2001	2000

	(in millions of euros)
Alcatel and its subsidiaries	3.8	49.6	48.7
Others	7.1	24.6	43.1

Gross value	10.9	74.2	91.8
Valuation allowance	(2.9)	(2.7)	(0.1)

Net value	8.0	71.5	91.7

Note 11 — Other accounts receivable

	2002	2001	2000

	(in millions of euros)
Prepaid taxes	10.1	52.4	14.0
Current deferred taxes*	0.9	36.3	10.7
Prepaid expenses	0.4	1.6	2.3
Advances made to employees	0.7	0.1	0.1
Other accounts	11.1	34.1	14.5

Gross and Net value	23.2	124.5	41.6

*	See Note 7

Note 12 — Pensions and post-retirement benefits

     In France, employees benefit from the retirement indemnity scheme and defined contribution benefit pension plans. In the United States of America, employees benefit from defined benefit pension plans and certain post-retirement benefits.

     For defined benefit plans, entailing an actuarial valuation, general assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (turnover, salary increases), company by company. The assumptions for 2002, 2001 and 2000 are as follow:

23

	2002	2001	2000

Discount rate	5.5%	6.0%		6.1%
Rate of compensation increase	2.4%	3.3%		2.8%
Expected return on plan assets	—	9.0%		9.0%
Expected residual active life	8-12 years	8-12 years	8-12 years

	Pension benefits

	2002	2001	2000

	(in millions of euros)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	6.7	5.4	4.4
Service cost	0.3	0.4	0.3
Interest cost	0.3	0.4	0.2
Settlements / curtailments	(0.9)	(1.0)	—
Actuarial loss/gain	—	1.4	0.4
Benefits paid	—	—	—
Other (foreign currency translation)	—	0.1	0.1

Benefit obligation at end of year	6.4	6.7	5.4

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	(1.1)	(1.1)	(1.3)
Actual return on plan assets	—	0.1	(0.1)
Employers’ contribution	—	(0.5)	(0.2)
Transfer of personnel between the Optronics division and Alcatel	—	—	0.6
Settlements / curtailments	—	0.5	—
Benefits paid	—	—	—
Foreign currency translation	—	(0.1)	(0.1)

Fair value of plan assets at end of year	(1.1)	(1.1)	(1.1)

Funded status	5.3	5.6	4.3
Unrecognized actuarial loss/gain	(2.9)	(3.0)	(2.2)

Net amount recognized	2.4	2.6	2.1

Components of net periodic pension cost:

	2002	2001	2000

	(in millions of euros)
Service cost	0.3	0.4	0.3
Expected interest cost	0.3	0.4	0.2
Expected return on plan assets	—	(0.1)	(0.1)
Amortization of recognized actuarial gain/loss	0.1	0.2	0.2
Effect of curtailment	(0.9)	—	—

Net periodic benefit pension cost	(0.2)	0.9	0.6

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Note 13 — Other reserves

(a)  Analysis by type

	2002	2001	2000

	(in millions of euros)
Warranty	4.5	14.5	13.7
Litigation	2.6	5.9	3.0
Reserves for restructuring	10.6	6.4	0.3
Other reserves	5.8	10.5	2.0

Total	23.5	37.3	19.0

(b)  Analysis of reserves for restructuring

	2002	2001	2000

	(in millions of euros)
Balance at the beginning of the year	6.4	0.3	0.6
Expensed during year	(19.9)	(0.3)	(0.3)
New plans and adjustments to previous estimates	24.1	6.3	—
Change of perimeter	—	0.1	—

Balance at the end of the year	10.6	6.4	0.3

Note 14 — Financial debt

(a)  Borrowings

     Borrowings correspond to capital lease obligations (€24.6 million in 2002, € 38.0 million in 2001 and € 11.9 million in 2000), to short-term borrowings with Alcatel Central Treasury (€ 254.6 million in 2002, € 159.5 million in 2001 and €17.1 million in 2000).

(b)  Analysis by maturity date

	2002	2001	2000

	(in millions of euros)
Short-term financial debt	257.6	181.3	20.6

2002	—	—	3.6
2003	—	3.3	2.6
2004	3.2	3.3	2.2
2005	3.2	3.1	1.7
2006	3.4	3.0	1.5
2007	3.1	10.9	3.9
2008 and thereafter	8.7

Long-term financial debt	21.6	23.6	15.5

Total	279.2	204.9	36.1

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(c)  Short-term financial debt

     Short-term financial debt corresponds to borrowings with a maturity less than three months with Alcatel Central Treasury (Cash Pooling) and to the short-term portion of capital lease obligations and other borrowings.

	2002	2001	2000

	(in millions of euros)
Capital lease obligations	3.0	17.4	2.0
Cash Pooling — Alcatel current account	254.6	159.5	17.1
Other borrowings	—	4.4	1.5

Total	257.6	181.3	20.6

Note 15 — Advances from customers

	2002	2001	2000

	(in millions of euros)
Advances from Alcatel customers	—	—	0.1
Advances from non-Alcatel customers	0.1	0.2	—

Total	0.1	0.2	0.1

Note 16 — Other payables

     Analysis is as follows, after appropriation:

	2002	2001	2000

	(in millions of euros)
Accrued liabilities and other	6.9	10.9	15.9
Social charges	8.1	10.7	7.7
Accrued taxes	1.0	9.0	23.3
Deferred taxes	—	7.2	5.7
Dividends to be paid	—	2.9	9.5

Total	16.0	40.7	62.1

Note 17 — Financial instruments and market-related exposures

     As described in Note 18, the Optronics division uses the services of the Alcatel Central Treasury to hedge its net exposure for sale and purchase commitments expressed in foreign currencies.

     The carrying amounts reflected in the combined financial statements for cash and cash equivalents, accounts receivable, short-term borrowings, trade payables, customers’ advances and other payables at December 31, 2000, 2001 and 2002 are reasonable estimates of their fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

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     At December 31, 2002, the fair value of off-balance sheet financial instrument was as follows:

	Principal	Fair	Carrying
	Amount	Value	Amount

	(in millions of euros)
Foreign exchange risk:
Forward exchange contract
- Buy USD / receive EUR	2.0	—	—

     At December 31, 2001, the Optronics division did not own any derivative financial instruments.

     At December 31, 2000, the fair value of off-balance sheet financial instrument was as follows:

	Principal	Fair	Carrying
	Amount	Value	Amount

	(in millions of euros)
Foreign exchange risk:
Forward exchange contract
- Sell CAD / receive EUR	87.8	6.6	—
- Sell EUR / receive JPY	11.7	(2.0)	—
- Sell EUR / receive USD	2.1	(0.1)	—
- Sell USD / receive CAD	4.8	—	—
- Buy USD / receive EUR	3.4	(0.1)	—
- Buy JPY / receive EUR	2.6	(0.3)	—

Note 18 — Related party transactions

     The principal transactions between the Optronics division and Alcatel are described below:

(a)  Alcatel Central Treasury

     Alcatel current account: As a member of Alcatel, the Optronics division may contribute its cash on hand to the Alcatel Central Treasury cash pool against interest payments at an agreed-upon rate depending on the deposit period.

     Net interest income (expense) over the period amounts to € (7.9) million, € (2.2) million and € 1.5 million in 2002, 2001 and 2000, respectively.

     Foreign exchange hedging: All exchange risks are managed with Alcatel Central Treasury. The Optronics division is exposed to an exchange risk on the following currencies: US dollars, Japanese yen, Sterling pound, and Swiss francs.

     Each month the Optronics division anticipates a net risk exposure based upon sales orders received and purchase orders given. The Optronics division hedges this difference using forward exchange sales or forward exchange purchases.

(b)  Sales and purchases with Alcatel

     Sales to Alcatel entities and purchases from Alcatel entities are recorded on conditions that the parties believe approximate the terms that would be negotiated by unaffiliated third parties.

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     The Optronics division mainly purchases components from Alcatel CIT, Alcatel SEL and Alcatel Vacuum Technology France. Total expenses recorded as such amounted to € 13.5 million, € 25.3 millions and € 5.4 million in 2002, 2001 and 2000, respectively.

     Sales to Alcatel Submarine Network and Alcatel Italia amount to € 38.0 million, € 263.0 million and € 229.6 million in 2002, 2001 and 2000, respectively.

     According to the Basic Intercompany Agreement described in Note 1.1, ASN indemnified in 2001 the Optronics division for the cancellation of orders. The indemnity, which corresponded to the production costs amounted to € 33.0 million.

     The Optronics division also sells to other subsidiaries of Alcatel. The most significant part of these amounts relates to Alcatel USA Inc. Sales to this subsidiary totaled € 19.7 million, € 117.7 million and € 51.2 million in 2002, 2001 and 2000, respectively.

(c)  Purchase/Distribution Agreement with Alcatel Japan

     The Optronics division’s commercial relations with Alcatel Japan, a consolidated subsidiary of Alcatel, are as follows:

•	Alcatel Japan purchases the components from the Optronics division and resells them to its own clients. There is no fixed agreement on price rates between the two subsidiaries, but rather each sale price is negotiated. Both entities generally agree on a price that permits Alcatel Japan to remain competitive.

•	Primary components bought in Japan by the Optronics division include, among others, boxes, lenses and optics fiber. A commission on volume for Alcatel Japan is added to the basic purchase price.

     Sales to Alcatel Japan were nil in 2002 and amounted to € 8.3 million and € 10.6 million in 2001 and 2000, respectively. Purchases to Alcatel Japan amount to € 2.2 million, € 46.4 million and € 33.2 million in 2002, 2001 and 2000, respectively.

(d)  Other services

     Certain other services rendered by Alcatel to the Optronics division amounted to € 0.6 million, €5.5 million and € 5.3 million in 2002, 2001 and 2000 respectively. The most significant part of these amounts relates to the payment of services associated with the use of Alcatel central services (€ 0.6 million, € 5.2 million and € 4.8 million in 2002, 2001 and 2000, respectively). This amount represents 1.2% of net sales.

     Alcatel also renders various services to the Optronics division. The total amounts paid for the services in 2002, 2001 and 2000 were € 9.7 millions, € 12.2 million and € 8.0 million respectively. The most significant part of these amounts relates to:

•	the payment of services associated with the use of Alcatel CIT data processing activities and overhead backcharge (€ 4.6 millions, €4.8 million and € 6.7 million in 2002, 2001 and 2000, respectively);

•	facilities management services with Alcatel TITN Answare (€ 4.5 million in 2001 and € 1.0 million in 2000)

     since 2002, Alcatel TITN Answare left Alcatel group ;

•	leases contracts with Société Immobilière Vélizy-Nozay (“SIVN”), a wholly owned subsidiary of Alcatel, (€ 5.1 million in 2002, € 2.9 million in 2001 and € 2.1 million in 2000) relating to Nozay’s buildings (France).

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     In April 2001, a contract between Alcatel Optronics France and Alcatel Business Systems was entered into for the conversion of the Illkirch plant and the related people. The Illkirch activity would have operated as a subcontractor of the division until the end of 2002 where the assets and people would have been legally transferred to the division.

     At the end of 2002, the outsourcing agreement expired and the assembly of the optical fiber amplifiers and optical interface subsystems has been transferred to the division’s facility at Nozay, France.

(e)  Lease with SIVN

     Additionally, the Optronics division is committed through 9-year lease agreements with SIVN to lease industrial buildings constructed in Nozay. The annual lease payments totalled approximately € 5.0 million and are indexed to a French construction cost index.

Note 19 — Payroll and staff

	2002	2001	2000

	(in millions of euros, except
	for number of staff)
Wages and salaries (including social security/pension costs)	81.7	82.6	47.7
Employee profit sharing	—	—	3.9
Staff of combined companies at year-end	997	1,796	1,428

Note 20 — Contingencies

Legal Proceedings

     The Optronics division has in the past received notice of alleged infringement by it of the intellectual property rights of third parties and, in the ordinary course of its business, it is regularly involved in legal disputes involving intellectual property rights and other matters. However, it does not expect that any previously alleged infringement or pending dispute will be resolved in a manner which will have a material adverse effect on its results of operations, financial condition or business prospects.

Environmental Matters

     The Optronics division’s manufacturing operations use many chemicals and gases and it is subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such chemicals and gases and other emissions and wastes. Although the Optronics division has not suffered material environmental claims in the past and believes that its activities conform to presently applicable environmental regulations in all material respects, environmental claims or the failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against the Optronics division, suspension of production or a cessation of operations.

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Note 21 — Contractual obligations and disclosure related to off balance sheet commitments

     a) Contractual obligations

     The following table presents minimum payments the Optronics division will have to make in the future under contracts and firm commitments. Amounts related to Capital lease obligations are fully reflected in the consolidated balance sheet whereas Operating leases obligations are partially reflected in the consolidated balance sheet through a € 4.0 million reserve.

	Deadline				Total

Cash contractual obligations	Less than			After 5
under firm commitments	one year	1-3 years	4-5 years	years

	(In millions of euros)
Capital lease obligations	3.0	9.8	6.4	5.4	24.6
Operating leases	1.4	3.7	2.5	6.9	14.5
Total	4.4	13.5	8.9	12.3	39.1

     b) Other commitments

     As of December 31, 2002, guarantees for duty amount € 0.6 million.

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